May 30, 2023

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Jessica Ansart and Ms. Celeste Murphy

Re: Shineco, Inc.

Form 10-K for Fiscal Year Ended June 30, 2022

Submitted on September 28, 2022

File No. 001-37776

Dear Ms. Jessica Ansart and Ms. Celeste Murphy:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated May 17, 2023 (the “Comment Letter”) relating to the annual report on Form 10-K for the year ended June 30, 2022, which was submitted to the Commission by Shineco, Inc. (the “Company” or “we”) on September 28, 2022.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

In addition, we hereby submit our proposed amended disclosures, substantially in the form as Exhibit A attached hereto. Once the Staff’s satisfied with the proposed disclosures, we will incorporate such disclosures into our annual report for the fiscal year ended June 30, 2023.

Form 10-K for the Year Ended June 30, 2022

Consolidation of Variable Interest Entities, page 23

1.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have added a summary consolidated financial data in tabular form. Please see page 8 of the Exhibit A attached hereto for further details.

Note 3 - Summary of Significant Accounting Policies

Consolidation of Variable Interest Entities, page F-12

2.	Pursuant to ASC 810-10-50-3 please disclose the following:

●	Please provide qualitative information about the relationships between the VIE’s assets and liabilities that are consolidated. For example, if the VIE’s assets can be used only to settle obligations of the VIE, please disclose qualitative information about the nature of the restrictions on those assets;
●	Please address whether creditors or beneficial interest holders of the VIE have no recourse to the general credit of the primary beneficiary; and
●	Please disclose the terms of any arrangements, if applicable, that could require you to provide financial support.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the Consolidation of Variable Interest Entities in the Note 3 — Summary of Significant Accounting Policies. Please see page F-12 of the Exhibit A attached hereto for further details.

3.	Pursuant to ASC 810-10-45, please present each of the following separately on the face of the statement of financial position:

●	Assets of a consolidated VIEs that can be used only to settle obligations of the consolidated VIE; and
●	Liabilities of a consolidated VIE for which creditors or beneficial interest holders do not have recourse to the general credit of the primary beneficiary.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that there are no consolidated assets of the VIEs and the VIEs’ subsidiaries that are collateral for the obligations of the VIEs and the VIEs’ subsidiaries and can only be used to settle the obligations of the VIEs and the VIEs’ subsidiaries. And as the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors or beneficial interest holders of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs in normal course of business.

Note 20 - Commitments and Contingencies

Legal Contingencies, page F-36

4.	If it is reasonably possible that a loss or an additional loss in excess of the amount accrued may have been incurred, please disclose an estimated range; otherwise, provide a statement that such an estimate of the possible loss or range of loss cannot be made, if true. Refer to ASC 450-20-50-3 and 50-4.

RESPONSE: We note the Staff’s comment, and in response hereto, because of the uncertainty associated with any litigation, we respectfully submit that at this point, the Company is unable to form a conclusion as to whether an unfavorable outcome is either probable or remote, and therefore cannot provide an estimate for the amount or range of potential loss should the outcome of the litigation be unfavorable.

General

5.	Please conform the disclosures in your Form 10-K, related to your operations in China, with the disclosures in your amended Form S-3 (File No. 333-261229), taking into consideration comments 1 to 16 from our letter dated November 29, 2021 and comment 1 from our letter dated May 20, 2022, as applicable. Disclosures presented in the forepart/prospectus of Form S-3 should be disclosed at the onset of Item 1. Business in your Form 10-K. Please confirm your understanding of this matter and that you will comply with the requisite disclosures in your Form 10-K, as applicable, in your response to us.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the Annual report to include the requisite disclosures. Please see pages 5, 7, and 17 of the Exhibit A attached hereto for further details.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Huan Lou, Esq. and David Manno, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Huan Lou
Name:	Huan Lou
On behalf of Shineco, Inc.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Exhibit A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-K

☒ annual report pursuant to Section 13 or 15(d) of the Securities Exchange

Act of 1934

For the fiscal year ended June 30, 2022

or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange

Act of 1934

For the transition period from _________ to _________

Commission File Number: 001-37776

SHINECO, INC.
(Exact name of issuer as specified in its charter)

Delaware	52-2175898
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification number)

RM 3D-1603 New World Center Apartment,
Chong Wen Men Wai Blvd,
Beijing, People’s Republic of China	100062
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (+86) 10-68130220

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker Symbol	Name of each exchange on which registered
Common stock, $0.001 par value	SISI	NASDAQ Capital Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Sec. 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity stock held by non-affiliates of the registrant was approximately $61,230,076.1 as of December 31, 2021, the last business day of the registrant’s most recently completed second fiscal quarter, based on the closing price of the registrant’s common stock on such date of $6.64 per share, as reported on the Nasdaq Capital Market.

As of September 27, 2022, the registrant had 16,397,356 shares of common stock outstanding.

TABLE OF CONTENTS

TO ANNUAL REPORT ON FORM 10-K

FOR YEAR ENDED JUNE 30, 2022

All references to “we,” “us,” “our,” “SISI,” “Company,” “registrant” or similar terms used in this report refer to Shineco, Inc., a Delaware corporation (“SISI”), including the variable interest entities (“VIEs”) and its consolidated subsidiaries, unless the context otherwise indicates. In the context of describing our business, “we,” “us,” “our,” “SISI,” “Company,” or “registrant” refers to the VIEs and their subsidiaries, unless the context otherwise indicates.

Our reporting currency is the US$. The functional currency of our entities located in China is the RMB. For the entities whose functional currency is the RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into US$ are included in determining comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currencies at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 10-K (the “Report”) and other reports (collectively the “Filings”) filed by the registrant from time to time with the Securities and Exchange Commission (the “SEC”) contain or may contain forward looking statements and information that are based upon beliefs of, and information currently available to, the registrant’s management as well as estimates and assumptions made by the registrant’s management. When used in the filings the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan” or the negative of these terms and similar expressions as they relate to the registrant or the registrant’s management identify forward looking statements. Such statements reflect the current view of the registrant with respect to future events and are subject to risks, uncertainties, assumptions and other factors (including the risks contained in the section of this Report entitled “Risk Factors”) relating to the registrant’s industry, the registrant’s operations and results of operations and any businesses that may be acquired by the registrant. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Although the registrant believes that the expectations reflected in the forward-looking statements are reasonable, the registrant cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, the registrant does not intend to update any of the forward-looking statements to conform these statements to actual results. The following discussion should be read in conjunction with the registrant’s financial statements and the related notes thereto included in this Report.

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Part I

ITEM 1.	Business

General Overview

Shineco, Inc. is a holding company incorporated in Delaware. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through the operating entities established in the People’s Republic of China, or the PRC, primarily the variable interest entities (the “VIEs”). We do not have any equity ownership of the VIEs, instead we receive the economic benefits of the VIEs’ business operations through certain contractual arrangements. Our common stock that currently listed on the Nasdaq Capital Markets are shares of our Delaware holding company that maintains service agreements with the associated operating companies. The Chinese regulatory authorities could disallow our structure, which could result in a material change in our operations and the value of our securities could decline or become worthless.

We use our subsidiaries and the VIEs’ vertically and horizontally integrated production, distribution, and sales channels to provide plant-based health and well-being focused products. Our products are only sold domestically in China. We utilize modern engineering technologies and biotechnologies to produce, among other products, Chinese herbal medicines, organic agricultural produce, and specialized textiles. Our health and well-being focused plant-based products business is divided into the following three major segments:

Processing and distributing traditional Chinese herbal medicine products as well as other pharmaceutical products - This segment was conducted through Ankang Longevity Pharmaceutical (Group) Co., Ltd. (“Ankang Longevity Group”), a Chinese company formerly under contractual arrangement with the Company which operates 66 cooperative retail pharmacies throughout Ankang Longevity Group, a city in southern Shaanxi province, China, through which we sold directly to individual customers traditional Chinese medicinal products produced by us as well as by third parties. Ankang Longevity Group also owned a factory specializing in decoction, which was the process by which solid materials are heated or boiled in order to extract liquids, and distributed decoction products to wholesalers and pharmaceutical companies around China.

On June 8, 2021, Tenet-Jove entered into a Restructuring Agreement with various parties. Pursuant to the terms of the Restructuring Agreement, (i) the Company transferred all of its rights and interests in Ankang Longevity Group to Yushe County Guangyuan Forest Development Co., Ltd. (“Guangyuan”)’s Shareholders in exchange for Guangyuan Shareholders entering into VIE agreements with Tenet-Jove, which composes of one group of similar identifiable assets; (ii) Tenet-Jove entered a Termination Agreement with Ankang Longevity Group and the Ankang Longevity Group Shareholders; (iii) as a consideration to the Restructuring Agreement and based on a valuation report on the equity interests of Guangyuan issued by an independent third party, Tenet-Jove relinquished all of its rights and interests in Ankang Longevity Group and transferred those rights and interests to the Guangyuan Shareholders; and (iv) Guangyuan and the Guangyuan Shareholders entered into a series of variable interest entity agreements with Tenet-Jove. After signing of the Restructuring Agreement, the Company and the shareholders of Ankang Longevity Group and Guangyuan actively carried out the transferring of rights and interests in Ankang Longevity Group and Guangyuan, and the transferring was completed subsequently on July 5, 2021. Afterwards, with the completion of all other follow-ups works, on August 16, 2021, the Company, through its subsidiary Tenet-Jove, completed the previously announced acquisition pursuant to the Restructuring Agreement dated June 8, 2021. The management determined that July 5, 2021 was the disposal date of Ankang Longevity Group. The assets and liabilities of the entities of Ankang Longevity Group have been reclassified as “assets of discontinued operations” and “liabilities of discontinued operations” within current and non-current assets and liabilities, respectively, on the consolidated balance sheets as of June 30, 2022 and 2021. The results of operations of Ankang Longevity Group have been reclassified to “net loss from discontinued operations” in the consolidated statements of loss and comprehensive loss for the years ended June 30, 2022 and 2021.

Processing and distributing green and organic agricultural produce as well as growing and cultivating yew trees (taxus media) - We currently cultivate and sell yew mainly to group and corporate customers, but do not currently process yew into Chinese or Western medicines. This segment is conducted through the following VIEs: Qingdao Zhihesheng Agricultural Produce Services, Ltd (“Qingdao Zhihesheng”). Meanwhile, we entered the market of planting fast-growing bamboo willows and scenic greening trees through the newly acquired VIE, Guangyuan. The operations of this segment are located in the North regions of Mainland China, mostly carried out in Shanxi Province.

Providing domestic air and overland freight forwarding services - We currently provide domestic air and overland freight forwarding services by outsourcing these services to a third party. This segment is conducted through our Zhisheng VIE, Yantai Zhisheng International Freight Forwarding Co., Ltd (“Zhisheng Freight”).

Developing and distributing specialized fabrics, textiles, and other byproducts derived from an indigenous Chinese plant Apocynum Venetum, grown in the Xinjiang region of China, and known in Chinese as “Luobuma” or “bluish dogbane” - Our Luobuma products are specialized textile and health supplement products designed to incorporate traditional Eastern medicines with modern scientific methods. These products are predicated on centuries-old traditions of Eastern herbal remedies derived from the Luobuma raw material. This segment is channeled through our directly-owned subsidiary, Beijing Tenet-Jove Technological Development Co., Ltd. (“Tenet-Jove”), and its 90% subsidiary Tianjin Tenet Huatai Technological Development Co., Ltd. (“Tenet Huatai”).

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Corporate Structure

The chart below depicts the corporate structure of the Company as of the date of this report.

ShineCo, Inc. (Holding Co.)
Outside China
Inside China
100% owned sub.
Shineco Life Science Group Hongkong Co., Limited
100% owned sub.
Shineco Life Science Research Co., Ltd.
Tianjin tajite e-commerce Co., Ltd
77.4% owned sub.
Tianjin Tenet Huatai Technological Development Co.,Ltd
90% owned sub.
the other 10% is owned by the shareholder of ShinceCo
Beijing Tenet Jove Technological Development Cp., Ltd (Beijing Tenet Jove)
100%
100% VIE
Contractual agreements VIE
99.997% VIE
100% VIE
100% VIE
100% owned sub.
55% owned sub.
Yantai Zhisheng International Freight Forwarding Co., Ltd
100% owned sub.
Yantai Zhisheng International Freight Forwarding Co., Ltd Qingdao Sub.
Shineco Zhisheng (Beijing) Bio-Technology Co.,Ltd
Qingdao Zhihesheng Agricultural Produce Services Co.,Ltd
Yushe Conunty Guanyuan Forest Development Co.,Ltd
Beijing Tianyi Xinma Bio-technology Co., Ltd
Inner Mongolia Shineco Zhonghemp Biotechnology Co., Ltd. (“SZB”)

There are a number of uncertainties regarding the status of the rights of the Delaware holding company with respect to its contractual arrangements with the VIEs, its founders and owners, including whether the PRC legal system could limit our ability to enforce these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Contractual Arrangements with Each VIE

Shineco conducts its business through a combination of contractual arrangements with PRC operating companies and equity ownership of PRC subsidiaries. The contractual arrangements with respect to the VIEs are not equivalent to an equity ownership in the business of the VIEs but are used to replicate foreign investments in China-based companies where Chinese law prohibit or limit direct foreign investment in Chinese companies belonging to certain categories. Where Shineco operates its business through such contractual relationships, it is subject to risks related to such operation. Any  references to control or benefits that accrue to Shineco because of the VIEs are limited to, and subject to conditions we have satisfied for consolidation of the VIEs under U.S. GAAP. The VIEs are consolidated for accounting purposes but none of them is an entity in which Shineco owns equity. Shineco does not conduct any active operations and is the primary beneficiary of the VIEs for accounting purposes. Our shareholders do not own any equity in any of Shineco’s subsidiaries or the VIEs and they may never directly hold equity interests in any of Shineco’s Chinese operating companies.

The principal regulation governing foreign ownership of businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, effective as of April 10, 2015 (the “Catalogue”). The Catalogue classifies various industries into three categories: encouraged, restricted and prohibited. Shineco is engaged in businesses and industries where direct foreign investment is expressly prohibited: the preparation of traditional Chinese medicines in small pieces ready for decoction.

Due, in part, to the regulations on foreign ownership of PRC businesses, neither Shineco nor our subsidiaries own any equity interest in the Zhisheng Group, with which Beijing Tenet-Jove Technological Development Co., Ltd., a Chinese company and wholly-owned subsidiary of Shineco (“WFOE”) has entered into one set of VIE agreements respectively with each following Chinese operating companies: Zhisheng Biotech, Yantai Zhisheng and Zhihesheng. In addition, as a result of the Restructuring Agreement dated June 8, 2021, WFOE entered into the series of VIE agreements with Guangyuan Forest and its shareholders on the same date. Instead of direct ownership, Shineco receives the economic benefits of each VIEs’ business operations through a series of contractual arrangements. WFOE, each of the four VIEs and their shareholders have entered into a series of contractual arrangements, also known as VIE Agreements.

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Each set of the VIE Agreements is described below and consist of, for each of the Zhisheng Group and Guangyuan, (a) exclusive business cooperation agreements, (b) equity interest pledge agreements, (c) exclusive option agreements, and (d) powers of attorney. As an overview, these agreements taken together are designed to allow Shineco to manage the operations of each of the VIEs and to receive all of the net income of such VIEs in return therefor. To secure WFOE’s interest in the VIEs, the equity interest pledges and option agreements and the powers of attorney are designed to allow WFOE to step in and convert its contractual interest into an equity interest in the event we determine that doing so is warranted.

The following is a summary of the common contractual arrangements that enable us to receive substantially all of the economic benefits from the four VIEs’ operations for accounting purposes under U.S. GAAP.

Exclusive Business Cooperation Agreements

WFOE entered into an Exclusive Business Cooperation Agreement with Zhisheng Biotech, Yantai Zhisheng, Zhihesheng, and Guangyuan Forest on February 24, 2014, June 16, 2011, May 24, 2012, and June 8, 2021, respectively. WFOE is currently managing each VIE pursuant to the terms of each of the four Exclusive Business Cooperation Agreements.

Pursuant to substantially identical Exclusive Business Cooperation Agreements between each VIE and WFOE, WFOE provides each VIE with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, each VIE has granted an irrevocable and exclusive option to WFOE to purchase from such VIE, any or all of its assets, to the extent permitted under applicable PRC law. WFOE may exercise, at its sole discretion, the option to purchase from each VIE any or all of such VIE’s assets at the lowest purchase price permitted by PRC law. Should WFOE exercise such option, the parties shall enter into a separate asset transfer or similar agreement. WFOE shall own all intellectual property rights that are developed during the course of each Exclusive Business Cooperation Agreement. For services rendered to each VIE by WFOE under the agreement to which such VIE is a party, WFOE is entitled to collect a service fee calculated based on the time of services rendered multiplied by the corresponding rate, which is approximately equal to the net income of such VIE.

Each Exclusive Business Cooperation Agreement shall remain in effect for ten years until it is extended or terminated by WFOE, which may be done unilaterally, except in the case of gross negligence or fraud, in which case the VIE may terminate the agreements. Pursuant to each such agreement, WFOE has absolute authority relating to the management of each VIE, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. Although the Exclusive Business Cooperation Agreements do not prohibit related party transactions, the audit committee of Shineco will be required to review and approve in advance any related party transactions, including transactions involving WFOE or any VIE. To continue the contractual relationship with Zhihesheng, WFOE entered into an amendment dated April 24, 2022 to the Exclusive Business Cooperation Agreement with Zhihesheng to extend the term of such Agreement for additional twenty (20) years from May 23, 2022. Similarly, to continue the contractual relationship with Yantai Zhisheng, WFOE entered into an amendment dated June 1, 2021 to the Exclusive Business Cooperation Agreement with Yantai Zhisheng to extend the term of such Agreement for additional twenty (20) years from June 15, 2021.

Equity Interest Pledge Agreements

Under the Equity Interest Pledge Agreements among the WFOE, each VIE and each group of shareholders of the VIE, the shareholders pledged all of their equity interests in each such VIE to WFOE to guarantee the performance of such VIE’s obligations under the respective Exclusive Business Cooperation Agreement. Under the terms of each agreement, in the event that the VIE or its shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement to which they are a party, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. Each VIE’s shareholders also agreed that upon occurrence of any event of default, as set forth in the applicable Equity Interest Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. Each VIE’s shareholders further agree not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest in the applicable VIE.

Each Equity Interest Pledge Agreement shall be effective until all payments due under the related Exclusive Business Cooperation Agreement have been paid by the VIE party thereto. WFOE shall cancel or terminate an Equity Interest Pledge Agreement upon a VIE’s full payment of fees payable under its applicable Exclusive Business Cooperation Agreement.

Exclusive Option Agreements

Under the Exclusive Option Agreements, shareholders of each VIE irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in each VIE. The option price is equal to the capital paid in by the applicable VIE shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations. The option purchase price shall increase in case the applicable VIE shareholders make additional capital contributions to such VIE.

Each agreement remains effective for a term of ten years and may be unilaterally renewed at WFOE’s election. WFOE, Zhihesheng and all of the shareholders of Zhihesheng entered into an amendment dated April 25, 2022 to the Exclusive Option Agreement to extend the term of such Agreement for additional twenty (20) years from May 23, 2022. Yantai Zhisheng, WFOE and all of the shareholders of Yantai Zhisheng entered into an amendment dated June 1, 2021 to the Exclusive Option Agreement with Yantai Zhisheng to extend the term of such Agreement for additional twenty (20) years from June 15, 2021.

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Powers of Attorney

Under the Powers of Attorney, the shareholders of each VIE authorize WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders of the respective VIEs, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of the respective VIEs.

Summary of challenges and risks involved in the VIE Arrangements and enforcing the VIE Agreements

Shineco  is also subject to the legal and operational risks associated with being based in and having the majority of its operations in China. These risks could result in material changes in operations, or a complete hindrance of Shineco’s ability to offer or continue to offer its securities to investors, and could cause the value of Shineco’s   securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On July 10, 2021, the PRC State Internet Information Office issued the Measures of Cybersecurity Review, which requires cyberspace companies with personal information of more than one (1) million users that want to list their securities on a non-Chinese stock exchange to file a cybersecurity review with the Office of Cybersecurity Review of China. On December 28, 2021, a total of thirteen governmental departments of the PRC, including the Cyberspace Administration of China (the “CAC”), issued the Measures of Cybersecurity Review, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that an online platform operator, which possesses personal information of at least one million users, must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. Because our current operations do not possess personal information from more than one million users at this moment, Shineco does not believe that it is subject to the cybersecurity review by the CAC.

As of the date of this report, neither the Measures of Cybersecurity Review nor the anti-monopoly regulatory actions has impacted Shineco’s ability to conduct its business, accept foreign investments, or continue its listing on Nasdaq or on another non-Chinese stock exchange; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact the Company’s overall business and financial outlook. In summary, the recent statements and regulatory actions by China’s government related to the use of variable interest entities and data security or antimonopoly concerns have not affected our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on Shineco’s daily business operation, the ability to accept foreign investments and list on a U.S. or non-Chinese exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that would require Shineco or any of its subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S.

Because Shineco does not hold equity interests in the VIEs, we are subject to risks due to the uncertainty of the interpretation and application of the PRC laws and regulations, including but not limited to regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangement with the VIEs. We are also subject to the risks of the uncertainty that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations, or a complete hindrance of our ability to offer or continue to offer our securities to investors, and the value of our shares of common stock may depreciate significantly. The arrangements of VIE Agreements are less effective than direct ownership due to the inherent risks of the VIE structure and that Shineco may have difficulty in enforcing any rights it may have under the VIE agreements with the VIEs, its founders and shareholders in the PRC because all of the VIE agreements are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, where the legal environment is uncertain and not as developed as in the United States, and where the Chinese government has significant oversight and discretion over the conduct of Shineco’s business and may intervene or influence Shineco’s operations at any time with little advance notice, which could result in a material change in our operations and/or the value of your common stock. Furthermore, these VIE agreements may not be enforceable in China if the PRC authorities or courts take a view that such VIE agreements contravene with the PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, Shineco may not be able to derive economic benefits from the VIEs and Shineco’s ability to conduct its business may be materially and adversely affected. Any references to economic benefits that accrue to Shineco because of the VIEs are limited to, and subject to conditions we have satisfied for consolidation of the VIEs under U.S. GAAP. The VIEs are consolidated for accounting purposes but none of them is an entity in which Shinceco owns equity. Shineco does not conduct any active operations and is the primary beneficiary of the VIEs for accounting purposes. See “Risk Factors — Risks Relating to Our Corporate Structure”, “Risk Factors — Risks Associated With Doing Business in China” and “Risk Factors — Risks Relating to Investment in Our Common Stock” for more information.

Asset Transfer and Dividend Distribution Among Shineco, its Subsidiaries and the VIEs

As of the date of this report, Shineco, any of its subsidiaries or any of the VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements. None of Shineco, its subsidiaries and the VIEs have the intention to distribute earnings on any corporate level nor settle amounts owed under the VIE agreements in the near future. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Shineco’s operating subsidiaries and the VIEs receive substantially all of the Company’s revenue in RMB. Under our current corporate structure of mixed ownership and VIE arrangement, the WFOE has paid some of Shineco’s expenses and Shineco has from time to time transferred cash to WFOE to fund WFOE and other subsidiaries’ or VIEs’ operations. For the year ended June 30, 2022, Shineco transferred cash in the total amount of $15,349,077 to WFOE and WFOE paid expense approximately $978,979 on behalf of Shineco. For the year ended June 30, 2021, Shineco transferred cash in the aggregate amount of $787,885 to the WFOE and WFOE paid $636,887 to Shineco’s creditors on behalf of Shineco. The assets transfer was for business operation purposes. There was no distribution of earnings by the PRC operating subsidiaries to Shineco during the years ended June 30, 2022 and 2021, respectively.

Under the existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (the “SAFE”) by complying with certain procedural requirements. Pursuant to the SAFE Circular 37, Shineco is allowed to pay dividends in foreign currencies to WFOE without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC shall comply with certain procedures under the PRC foreign exchange regulations applicable to PRC residents only. Approval from or registration with appropriate government authorities is, however, required where RMB is to be converted into a foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for Shineco’s accounts with little advance notice.

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SUMMARY CONSOLIDATED FINANCIAL DATA

The following historical statements of operations and statements of cash flows for the fiscal years ended June 30, 2022 and June 30, 2021, and balance sheet data as of June 30, 2022 and June 30, 2021, which have been derived from our audited financial statements for those periods. Our historical results are not necessarily indicative of the results that may be expected in the future.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended June 30, 2022
	Shineco, Inc. (U.S.)	Subsidiaries (Hong Kong & PRC)	WFOE and WFOE’s Subsidiaries (PRC)	VIE and VIE’s Subsidiaries (PRC)	Eliminations	Consolidated Total
Revenue	$-	$-	$43,949	$2,142,511	$-	$2,186,460
Cost of revenue	$-	$-	$98,209	$3,698,914	$-	$3,797,123
Service income from VIE and VIE’s subsidiaries	$-	$-	$-	$-	$-	$-
Share of loss from subsidiaries	$(5,660,306)	$-	$-	$-	$5,660,306	$-
Net loss from discontinued operations	$-	$-	$-	$(2,433,395)	$-	$(2,433,395)
Consulting fee in relation to services rendered by WFOE	$-	$-	$-	$-	$-	$-
Net loss attributable to Shineco, Inc.	$(13,009,512)	$(243,853)	$(5,416,453)	$(14,023,582)	$5,660,306	$(27,033,094)
Comprehensive loss attributable to Shineco, Inc.	$(13,009,512)	$(235,027)	$(5,306,091)	$(15,511,721)	$5,660,306	$(28,402,045)

	For the Year Ended June 30, 2021
	Shineco, Inc. (U.S.)	Subsidiaries (Hong Kong & PRC)	WFOE and WFOE’s Subsidiaries (PRC)	VIE and VIE’s Subsidiaries (PRC)	Eliminations	Consolidated Total
Revenue	$-	$-	$115,590	$2,906,114	$-	$3,021,704
Revenues from discontinued operations	$-	$-	$-	$8,085,527	$-	$8,085,527
Cost of revenue	$-	$-	$200,263	$7,057,592	$-	$7,257,855
Cost of revenue from discontinued operations	$-	$-	$-	$7,099,353	$-	$7,099,353
Service income from VIE and VIE’s subsidiaries	$-	$-	$-	$-	$-	$-
Share of loss from subsidiaries	$(1,671,400)	$-	$-	$-	$1,671,400	$-
Net loss from discontinued operations	$-	$-	$-	$(10,616,988)	$-	$(10,616,988)
Consulting fee in relation to services rendered by WFOE	$-	$-	$-	$-	$-	$-
Net loss attributable to Shineco, Inc.	$(3,691,286)	$-	$(1,671,400)	$(27,754,161)	$1,671,400	$(31,445,447)
Comprehensive loss attributable to Shineco, Inc.	$(3,691,286)	$-	$(1,446,532)	$(22,426,999)	$1,671,400	$(25,893,417)

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SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2022
	Shineco, Inc. (U.S.)	Subsidiaries (Hong Kong & PRC)	WFOE and WFOE’s Subsidiaries (PRC)	VIE and VIE’s Subsidiaries (PRC)	Eliminations	Consolidated Total
Cash and cash equivalents	$828,437	$109,576	$78,319	$14,148,899	$-	$15,165,231
Service fee receivable due from VIE and VIE’s subsidiaries	$-	$-	$37,085,179	$-	$(37,085,179)	$-
Intercompany receivable	$26,116,526	$72,898	$-	$-	$(26,189,424)	$-
Total current assets	$42,753,363	$185,015	$45,348,395	$34,723,255	$(63,274,603)	$59,735,425
Investments in subsidiaries	$22,815,777	$-	$-	$-	$(22,815,777)	$-
Total non-current assets	$23,433,223	$1,652	$2,258,755	$1,212,739	$(22,815,777)	$4,090,592
Total Assets	$66,186,586	$186,667	$47,607,150	$35,935,994	$(86,090,380)	$63,826,017
Service fee payable due to WFOE	$-	$-	$-	$37,085,179	$(37,085,179)	$-
Intercompany payable	$-	$414,737	$21,325,391	$4,449,296	$(26,189,424)	$-
Total Liabilities	$20,414,679	$421,694	$25,697,595	$47,253,764	$(63,274,603)	$30,513,129
Total Shareholders’ Equity (Deficit)	$45,771,907	$(235,027)	$22,307,903	$(11,317,770)	$(22,815,777)	$33,711,236
Non-controlling interest	$-	$-	$(398,348)	$-	$-	$(398,348)
Total Equity (Deficit)	$45,771,907	$(235,027)	$21,909,555	$(11,317,770)	$(22,815,777)	$33,312,888
Total Liabilities and Equity (Deficit)	$66,186,586	$186,667	$47,607,150	$35,935,994	$(86,090,380)	$63,826,017

	As of June 30, 2021
	Shineco, Inc. (U.S.)	Subsidiaries (Hong Kong & PRC)	WFOE and WFOE’s Subsidiaries (PRC)	VIE and VIE’s Subsidiaries (PRC)	Eliminations	Consolidated Total
Cash and cash equivalents	$2,919,777	$-	$39,148	$13,383,986	$-	$16,342,911
Service fee receivable due from VIE and VIE’s subsidiaries	$-	$-	$37,085,179	$-	$(37,085,179)	$-
Intercompany receivable	$13,983,762	$-	$-	$-	$(13,983,762)	$-
Current assets held for discontinued operations	$-	$-	$-	$19,659,742	$-	$19,659,742
Total current assets	$17,027,038	$-	$38,688,736	$44,631,744	$(51,068,941)	$49,278,577
Investments in subsidiaries	$28,476,083	$-	$-	$-	$(28,476,083)	$-
Non-current assets held for discontinued operations	$-	$-	$-	$5,043,031	$-	$5,043,031
Total non-current assets	$28,476,083	$-	$2,447,393	$9,592,629	$(28,476,083)	$12,040,022
Total Assets	$45,503,121	$-	$41,136,129	$54,224,373	$(79,545,024)	$61,318,599
Service fee payable due to WFOE	$-	$-	$-	$37,085,179	$(37,085,179)	$-
Intercompany payable	$-	$-	$9,467,866	$4,515,896	$(13,983,762)	$-
Current liabilities held for discontinued operations	$-	$-	$-	$4,866,934	$-	$4,866,934
Total Liabilities	$4,129,126	$-	$13,901,247	$48,978,961	$(51,068,941)	$15,940,393
Total Shareholders’ Equity	$41,373,995	$-	$27,613,994	$4,193,951	$(28,476,083)	$44,705,857
Non-controlling interest	$-	$-	$(379,112)	$1,051,461	$-	$672,349
Total Equity	$41,373,995	$-	$27,234,882	$5,245,412	$(28,476,083)	$45,378,206
Total Liabilities and Equity	$45,503,121	$-	$41,136,129	$54,224,373	$(79,545,024)	$61,318,599

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SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended June 30, 2022
	Shineco, Inc. (U.S.)	Subsidiaries (Hong Kong & PRC)	WFOE and WFOE’s Subsidiaries (PRC)	VIE and VIE’s Subsidiaries (PRC)	Eliminations	Consolidated Total
Net cash used in operating activities from continuing operations	$(2,776,539)	$(239,170)	$(600,860)	$(1,098,562)	$(997,431)	$(5,712,562)
Net cash used in investing activities from continuing operations	$(31,014,033)	$(1,815)	$(8,434,180)	$(12,395,992)	$15,829,827	$(36,016,193)
Net cash provided by financing activities from continuing operations	$26,699,232	$354,676	$14,077,139	$2,115,409	$(14,834,221)	$28,412,235

	For the Year Ended June 30, 2021
	Shineco, Inc. (U.S.)	Subsidiaries (Hong Kong & PRC)	WFOE and WFOE’s Subsidiaries (PRC)	VIE and VIE’s Subsidiaries (PRC)	Eliminations	Consolidated Total
Net cash used in operating activities from continuing operations	$(4,226,353)	$-	$(186,904)	$(10,310,635)	$(636,882)	$(15,360,774)
Net cash provided by operating activities from discontinued operations	$-	$-	$-	$711,217	$-	$711,217
Net cash used in investing activities from continuing operations	$(787,885)	$-	$-	$-	$787,885	$-
Net cash provided by investing activities from discontinued operations	$-	$-	$-	$1,262,305	$-	$1,262,305
Net cash provided by financing activities from continuing operations	$7,929,909	$-	$106,432	$-	$(120,940)	$7,915,401
Net cash used in financing activities from discontinued operations	$-	$-	$-	$(679,470)	$-	$(679,470)

ROLL-FORWARD OF INVESTMENT IN SUBSIDIARIES

Balance, June 30, 2020	$30,147,483
Share of loss from subsidiaries	(1,671,400)
Balance, June 30, 2021	$28,476,083
Share of loss from subsidiaries	(5,660,306)
Balance, June 30, 2022	$22,815,777

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Product Descriptions

Yew Trees, fast-growing bamboo willows and scenic greening trees

Currently, through our Zhisheng Group VIEs, we sell ornamental yew trees and yew cuttings to third parties. We also rent ornamental yew trees to companies who desire the environmental benefits of natural plants in their workplaces. Until recently we were primarily engaged in the production, distribution and sale of agricultural products, including the planting and processing of organic fruits and vegetables, such as tomatoes, eggplants, string beans, peppers as well as certain popular fruits in China like blueberries and wine grapes, but those operations have been temporarily scaled back due to stiff competition and a change of our internal policy in favor of the expansion of our yew tree business.

As our inventories of young yew trees mature, our long-term goals are particularly focused on the extraction of paclitaxel or taxol, which is derived from certain species of yew trees including those we grow. Taxol, a broad-spectrum mitotic inhibitor used in cancer chemotherapy, can be extracted from mature yew trees. As a mitotic inhibitor, taxol adheres to rapidly dividing cancerous cells during mitosis (cell division) and interferes with the division process. It may suppress tumor growth through regulating microtubule stabilization, inducing apoptosis and adjusting immunologic mechanism. Taxol is also used for the prevention of restenosis, which is the narrowing of blood vessels. In the treatment of certain soft tissue cancers, such as breast cancer, taxol is given for early stage and metastatic breast cancer after combination anthracycline and cytoxan therapy and is also given as treatment to shrink a tumor before surgery. It can also be used together with a drug called Cisplatin to treat advanced ovarian cancer and non-small cell lung cancer, or “NSCLC.” The U.S. Food and Drug Administration approved taxol as the primary and secondary treatment for NSCLC. There are other generally accepted protocols for the use of taxol as a cancer drug alone or in combination with other drugs depending upon the diagnosis, staging and type of cancer, as well as a patient’s medical history, tolerances and allergies, among other relevant factors. Taxol is usually sold to large pharmaceutical companies to be used in their products, which can be used to treat patients with lung, ovarian, breast, head and neck cancer, and advanced forms of Kaposi’s sarcoma.

Meanwhile, we entered the market of planting fast-growing bamboo willows and scenic greening trees through the newly acquired VIE, Guangyuan. The operations of this segment are located in the North regions of Mainland China, mostly carried out in Shanxi Province.

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Tenet-Jove Textiles

Our company’s scientists and other Chinese researchers have brought modern scientific methods to the study of Luobuma, and have determined that Luobuma fibers have an increased tendency to radiate light at the “far infrared” end of the light spectrum, with wavelengths measuring between 8-15 microns (referred to as “FIR”). Based on Chinese scientific studies some believe that Luobuma’s FIR-radiating qualities exert a positive effect on various functions of the human body, including cellular metabolism. For this reason, we have marketed and sold these products utilizing such technology. These products are popular with Chinese customers seeking the perceived benefits of traditional Chinese medicine.

For example, according to a report by the College of Science of Tianjin University, tests conducted by the PRC’s National Institute of Metrology have reported that the radiance rate of far infrared light from Luobuma fiber is 84%, 2 to 4 times higher than that from cotton and other natural fibers. The same tests found that the FIR radiance rate from our proprietary bio-ceramic powder reaches 91%. Healthful benefits have been observed at radiance rate levels above 70%. Based on these observations about FIR radiance, we have developed textiles that our customers can wear and from which we believe they can receive those health benefits commonly associated with Chinese herbal remedies.

Tenet-Jove first commercially developed the natural FIR-radiant properties of the Luobuma plant in 1997. We refer to this natural Luobuma fiber as a “Second Generation” FIR textile. The “First Generation” of FIR-radiant textiles initially became popular in China around 1989, when manufacturers learned to add 3% of a FIR-radiant inorganic material to synthetic fibers comparable to nylon or polyester. This “First Generation” FIR material employs a relatively low level of technology and has relatively few perceived or measurable health benefits. The “Second Generation” FIR textiles we have developed are softer, smoother and more breathable natural fibers that are not as prone to static electricity as the low technology “First Generation” FIR-radiant textiles.

Our Luobuma fabrics have been a success in the Chinese domestic market and have also received numerous awards. The technology applied to our Luobuma-based FIR Therapeutic Clothing and Textile Products has received a “Special Golden Award” from the China National Intellectual Property Bureau at China’s National Patent and Brand Expo. Our products under the brand name of “Tenethealth” have also been honored with the title of “Consumer’s Favorite Products” by the Chinese Consumer Association.

The fibers of natural Luobuma FIR materials can contain up to 32 medicinal compounds, many of which are familiar to practitioners of traditional Chinese medicine. In addition, our processes for manufacturing Luobuma textiles produce a fabric that is smooth, air-permeable, and soft. By combining a product that is familiar to PRC consumers seeking the benefits of traditional Chinese medicine with quality and comfort, we believe we are innovative and have chosen a product that has great commercial potential in the Chinese textile market.

Tenet-Jove Product Development

We have developed what we term a “Third Generation” of FIR textiles under a contract with the Institute of Process Engineering at the Chinese Academy of Sciences, one of the leading scientific institutions in China. Our research and development has focused on adding nanotechnology enhancements to our Luobuma textile products, in which we use small-scale nanotechnology to embed or impregnate our Luobuma-fiber textiles with other FIR-radiant materials, bio-ceramic materials, or other Chinese herbal remedies. Using these nanotechnology methods, we have developed and marketed health-promoting textile goods that are impregnated with FIR-radiant materials or other Chinese herbal remedies, which are then absorbed through the wearer’s skin. We believe these “Third Generation” FIR textiles will better combine the health benefits of Luobuma with an even softer, more natural cotton-like fabric that will be popular with Chinese consumers.

The Company presently produces approximately 100 “Third Generation” FIR textile products. These textile products include:

●	Far Infrared bedding sets (including various pillows, comforters, and sheets);

●	Far Infrared underwear, T-shirts, and socks;

●	Far Infrared knee and shin pads, waist supports and other protective clothing; and

●	Far Infrared body wraps or protectors (for the ankle, elbow, wrist, and knee).

All our textile products are made of Luobuma-based fibers and are impregnated with bio-ceramic powder, which contains various minerals such as halloysite. Both the fiber and the bio-ceramic powder are developed with the Company’s patented, proprietary techniques.

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Manufacturing and Production Facilities

We have formed strategic alliances with several certified knitting and clothing manufacturers throughout China in order to produce our Luobuma products. We assign them limited manufacturing jobs and require certain conditions, including protecting our proprietary techniques and meeting our rigid quality standards.

Our Strategy for Research and Development

●	To keep our products proprietary and patented;

●	To commit to further development of our Luobuma byproducts, houpu magnolia products, and selenium-enriched herbs and plants; and

●	To build strategic alliances with universities and scientific institutions, which will allow us exposure to advanced technologies, excellent researchers and scientists and we believe will lower the costs and timing of the development of new products.

Tenet-Jove specializes in developing Luobuma products and combining FIR technology with natural herbal medicines. We estimate that there are large supplies of Luobuma in China, especially Xinjiang Province. In China, Luobuma can grow as high as 3.6 meters. In the first year after planting, Luobuma can be harvested once during that year; thereafter, it can be harvested twice per year before or at the beginning of the flowering period in June and a second time around September. Currently, we believe China’s Luobuma supplies are largely undeveloped. The Company’s future success will depend on improving its techniques to industrialize Luobuma by developing new Luobuma-derived products such as improved Luobuma functional fiber and various Luobuma nutritional supplements.

Intellectual Property

Trademarks

We regard our trademarks as an important part of our business due to the name recognition of our customers. Our subsidiary, Tenet-Jove, has obtained 18 trademark registrations at the China Trademark Office. As of June 30, 2022, we are not aware of any valid claim or challenges to our right to use our registered trademark or any counterfeit or other infringement to our registered trademark.

Distribution Network

We sell our products through various distribution networks.

Our Luobuma product distribution networks consist of four distributors who distribute our products to approximately 21 outlets, including flagship stores, retail stores and sales counters. These distributors sell our products throughout mainland China, under our proprietary brand name and “Tenethealth®” trademark. We also sell our Luobuma textile products online through third party e-commerce websites, such as Taobao, Tmall and JD. Our yew trees and agricultural products are primarily sold through our sales personnel and group and institutional sales.

Our sales and distribution strategy for our products focuses on expanding our distribution network of retail stores and sales counters into all major provinces and cities of China. We also plan to use our current distribution network to introduce our newly developed products into target markets more efficiently and effectively.

Sales and Marketing

We market Luobuma to consumers primarily by highlighting its unique characteristics— the material is soft like cotton, breathable like hemp and is smooth to the touch like silk, and its FIR-radiating qualities are believed by some to exert a positive effect on various functions of the human body. Very few other companies in China are involved with Luobuma fiber production, so we are chiefly able to market our products against products of natural and man-made fibers that do not have the perceived advantages of Luobuma. The small number of companies that are involved in Luobuma fiber production are still using the traditional, outdated methods of producing Luobuma. We are the only company using advanced technologies. Tenet-Jove’s overall marketing strategy includes:

●	Brand marketing strategy, primarily through media publicity, product- and market-oriented strategy;

●	Distinguishing Luobuma as a high-end, technologically advanced native Chinese product; and

●	Online advertising, which includes online advertisements appearing on the sites where we sell our products, as well as social media advertising, including Wechat, and direct e-mail solicitations.

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The Zhisheng Group emphasizes the following marketing strategies:

●	Focusing on the advanced growing conditions provided by our modern greenhouse operations and the potential pharmaceutical byproducts of yew, especially paclitaxel or taxol; and

●	Brand marketing to focus on our yew’s brand positioning.

Currently, the Company’s sales are generated through the following five major channels:

1.	Retail stores and sales counters. We mainly sell our Luobuma related products through sales counters and medicine through our pharmacy chain stores.

2.	Sales to group or institutional customers. We mainly sell our organic agricultural products and yew trees to group or corporate customers.

3.	Seminars and conferences. Because a majority of new consumers need to learn about our new products before buying them, it becomes very important and effective for us to organize or sponsor seminars and events to present healthcare knowledge while introducing and selling our products to new users.

4.

E-commerce. We mainly sell the Luobuma related products through Tmall and Taobao to underdeveloped regions in China, Taiwan and Macau. We are currently one of only three certified online sellers of Luobuma textile products on China’s largest online sales platform, Tmall run by Alibaba. Selling through the Internet has become increasingly important to our sales in undeveloped regions and developed cities.

The Market

We primarily market our health and wellbeing-focused products in China. At present, we do not sell any of our products in the United States or Canada. On the demand side, we believe that the following four forces drive market growth in all three of our business segments:

1.	The rapid growth of China’s economy, which has produced one of the largest groups of middle-class families in the world, with the largest collective purchasing power in the world. The Brookings Institution estimates that by 2030, over 70 percent of China’s population could be middle class, consuming approximately $10 trillion in goods and services.

2.	The increase of China’s aging population. The China Census Bureau predicts that the majority of the China “baby boom” population (representing 40% of China’s total population) will be 66 or older by 2021, which represents over 500 million potential consumers of our pharmaceutical and healthcare products, the majority of which are sold to older customers.

3.	Chinese people’s increasing attention and awareness to healthy and active lifestyles, especially in urban areas.

4.	Chinese healthcare reforms.

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We believe China’s healthcare sector has the capacity to grow in the coming years. For general consumer health products, China remains among the world’s most attractive markets, and by far the fastest-growing of all the large emerging ones. This growth is being driven by China’s aging population, increased incidence of chronic diseases, and a material increase in investment from both domestic and foreign corporations.

China’s healthcare market is being shaped by positive economic and demographic trends, further healthcare reform efforts, and the policies set forth in the government’s 12th five-year plan. We believe that improvements in infrastructure, the broadening of insurance coverage, and government encouragement and support for innovation will have positive implications for us and other healthcare companies.

Strong growth in the Chinese healthcare sector has been fueled by favorable demographic trends, continued urbanization throughout China, the overall Chinese economy’s expansion, and income growth (which encourages a greater awareness of and access to healthcare among Chinese consumers). It also reflects the Chinese government’s focus on healthcare as both a social priority (as witnessed in its late 2000s healthcare reforms) and a strategic priority (as witnessed in the 12th five-year plan’s stated focus on growing the Chinese biomedical industry).

Competition

We compete with other top-tier healthcare companies in China. Many of them are more established than we are and have significantly greater financial, technical, marketing and other resources than we presently possess. Some of our competitors have greater name recognition and a larger customer base. Those competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to customers, and adopt more aggressive pricing policies. Some of our competitors have also developed similar products that compete with ours.

Our most prominent competitors in China’s textile products market are primarily large-scale textile companies, such as Luolai Home Textile Co., Fuanna Bedding and Furnishing Co., Ltd., Violet Home Textile Co., and Shuixing Home Textile Co., Ltd, as well as Bauerfeind Sports and Albert Medical, makers of protective clothing products similar to our protective clothing products. Our most prominent competitors in China’s agricultural market are Beijing Jinfu Yinong Agricultural Technology Group Co., Ltd. for vegetables and other produce and Shenyang Xincheng Garden Engineering Co., Ltd. for yew trees.

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Zhisheng Group

There are dozens of companies planting and cultivating yew trees in China, some of which are large-scale companies. Shenyang Xincheng Garden Engineering Co., Ltd. is a large agricultural competitor whose main product is yew. Their nurseries have the most mature yew trees in northeast China, and the average age of their yew trees is more than eleven years old. Another competitor, Chongqing Jiangjin District Mansheng Agricultural Development Co., Ltd., has the biggest nursery for young plants in Southwest China. And Jingyin City Hengtu Town Green Industry Yew Base specializes in cultivating, planting, gardening, and technological development of yew trees. They were the first company to introduce taxus media yew trees in China.

Tenet-Jove

There are few viable competitors producing advanced technology textile products with health benefits like our Luobuma textile products. Principally, our competitors are those that market and sell traditional textile products, such as Luolai Home Textile Co., Fuanna Bedding and Furnishing Co., Ltd., Violet Home Textile Co., and Shuixing Home Textile Co., Ltd, as well as those companies that market and sell protective clothing, like Bauerfeind Sports and Albert Medical. Luobuma is native to China, thus our ability to source raw materials locally greatly enhances our competitive position in the Chinese market for high quality textile products with perceived health benefits.

Employees

As of June 30, 2022, we employed a total of 74 full-time and no part-time employees in the following functions.

Department	June 30, 2022
Senior Management	12
Human Resource & Administration	15
Finance	12
Research & Development	6
Production & Procurement	20
Sales & Marketing	9
Total	74

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

The Company plans to hire additional employees as required. Its management and employees enjoy both compensation and welfare benefits pursuant to Chinese laws. We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2022, 2021 and 2020, we contributed approximately $136,398, $86,418 and $108,524, respectively, to employee social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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Relevant PRC Regulations

Permissions from the PRC Authorities to Issue Our Common Stock to Foreign Investors

As of the date of this report, Shineco, our subsidiaries and the VIEs, (1) are not required to obtain any permission from any PRC authorities to offer, sell or issue our common stock to non-Chinese investors, (2) are not covered by the permission requirements from the China Securities Regulatory Commission (the “CSRC”), Cyberspace Administration of China (the “CAC”), or any other regulatory agency that is required to approve of the VIEs’ operations, and (3) have not received nor been denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the July 6, 2021 Opinions, which were made available to the public on July 6, 2021. The July 6, 2021 Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain whether and when we, any of our subsidiaries or the VIEs, will be required to obtain any permission from the PRC government to list or continue listing on a U.S. stock exchange in the future, and even when we obtain such permission, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, CAC or other PRC governmental authorities required for overseas listings.

If  (i) we, our subsidiaries or the VIEs inadvertently conclude that any of such permission was not required or (ii) it is determined in the future that the approval of the CSRC, CAC or any other regulatory authority is required for maintaining listing of our securities on Nasdaq, we will actively seek such permissions or approvals but may face sanctions by the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from offerings into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt offerings before settlement and delivery of our securities. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. In the event that we failed to obtain such required approvals or permissions, it would be likely that our securities would be delisted from the Nasdaq or any other foreign exchange our securities are listed then.

The Holding Foreign Companies Accountable Act

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. On December 18, 2020, the Holding Foreign Companies Accountable Act or HFCAA was signed into law. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which became law in December 2020 and prohibits foreign companies from listing their securities on U.S. exchanges if the company has been unavailable for PCAOB inspection or investigation for three consecutive years.

Our common stock may be prohibited from trading on a national exchange or “over-the-counter” markets under the HFCAA if the Public Company Accounting Oversight Board (“PCAOB”) determines that it is unable to inspect or fully investigate our auditor and as a result the exchange where our securities are traded may delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely certain named registered public accounting firms headquartered in mainland China and Hong Kong. Our independent registered public accounting firm is headquartered in Singapore and has been inspected by the PCAOB on a regular basis and as such, it is not affected by or subject to the PCAOB’s Determination Report. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, you may be deprived of the benefits of such inspection which could result in limitation on or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets.

Our auditor, an independent registered public accounting firm, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our newly engaged auditor Assensture PAC is headquartered in Singapore, and is subject to inspection by the PCAOB on a regular basis.

Item 1a.	Risk Factors

Risks   Relating to Our Corporate Structure

If the PRC government deems that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, Shineco’s shares may decline in value or become worthless provided that Shineco is unable to assert its contractual control rights over the assets of its PRC subsidiaries that conduct all or substantially all of the operations.

Shineco is a holding company incorporated in Delaware. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our operating entities established in the People’s Republic of China, or the PRC, primarily the variable interest entities (the “VIEs”). Due to PRC legal restrictions on foreign ownership in any internet-related businesses we may explore and operate, we do not have any equity ownership of the VIEs, instead we control and receive the economic benefits of the VIEs’ business operations through certain contractual arrangements. Our common stock that currently listed on the Nasdaq Capital Markets are shares of our Delaware holding company that maintains service agreements with the associated operating companies. The Chinese regulatory authorities could disallow our structure, which could result in a material change in our operations and the value of our securities could decline or become worthless. For a description of our corporate structure and contractual arrangements, see “Corporate Structure” on page 9 above and our Annual Report on Form 10-K for the year ended June 30, 2021, which is incorporated by reference herein.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. We also believe that each of the contracts among our wholly-owned PRC subsidiary, the consolidated VIEs and its shareholders is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If these regulations change or are interpreted differently in the future and our corporate structure and contractual arrangements are deemed by the relevant regulators that have competent authority, to be illegal, either in whole or in part, we may lose control of the consolidated VIEs, which conducts our manufacturing operations, holds significant assets and accounts for significant revenue, and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;

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●	levying fines on us;

●	confiscating any of our income that they deem to be obtained through illegal operations;

●	shutting down our services;

●	discontinuing or restricting our operations in China;

●	imposing conditions or requirements with which we may not be able to comply;

●	requiring us and the PRC entities to restructure the relevant ownership structure and contractual arrangements; and

●	restricting or prohibiting our use of proceeds from overseas offerings to finance the consolidated VIEs’ business and operations; and

●	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations and the market price of our common stock. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the consolidated VIE or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements, which may cause the value of our common stock to decline significantly or even become worthless.

Risks Associated With Doing Business in China

In light of recent events indicating greater oversight by the CAC over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, our listing on Nasdaq, financial condition, and results of operations.

The regulatory requirements with respect to cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, and significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension or disruption of our operations, among other things. The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures,” which were promulgated on April 13, 2020, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. In addition, a cybersecurity review is required where critical information infrastructure operators, or the “CIIOs,” purchase network-related products and services, which products and services affect or may affect national security. Due to the lack of further interpretations, the exact scope of what constitute a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws.

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On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system puts data into different groups according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations in case the data is falsified, damaged, disclosed, illegally obtained or illegally used. In addition, the Office of the Central Cyberspace Affairs Commission and the Office of Cybersecurity Review under the CAC, published the Measures of Cybersecurity Review (Revised Draft for Comments) on July 10, 2021, which provides that, aside from CIIOs, data processing operators engaging in data processing activities that affect or may affect national security, must be subject to the cybersecurity review by the Cybersecurity Review Office. On December 28, 2021, a total of thirteen governmental departments of the PRC, including the PRC State Internet Information Office, issued the Measures of Cybersecurity Review, which became effective on February 15, 2022. According to the Measures of Cybersecurity Review, a cybersecurity review is conducted by the CAC, to assess potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Measures of Cybersecurity Review further, if effective, would require that critical information infrastructure operators and services and data processing operators that possess personal data of at least one (1) million users must apply for a review by the Cybersecurity Review Office of PRC, if they plan to conduct securities listings on foreign exchanges. In addition to the new Measures of Cybersecurity Review, it also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us.

However, it remains uncertain as to how the Measures of Cybersecurity Review will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures of Cybersecurity Review. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply therewith. However, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and we will not be subject to the cybersecurity review by the CAC or designated as a CIIO. We may experience disruptions to our operations should we be required to have a cybersecurity review by the CAC. Any cybersecurity review could also result in uncertainty to our continued Nasdaq listing, negative impacts on our share trading prices and diversion of our managerial and financial resources.

The  Chinese government exerts substantial influence over the manner in which we must conduct our business activities. If the Chinese government intervenes or influences our operations in the future, it could result in a material change in our operations and/or the value of your common stock.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulations and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, insurance commissions, property and other matters. The central or local governments of these jurisdictions may impose new and restrictive regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China, and result in a material change in our operations and/or the value of our common stock.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that Didi Global Inc.’s application be removed from all the smartphone application stores in China.

Given the example of Didi Global Inc. and recent statements of by the Chinese government indicating an intent to exert more oversight and control overseas offerings and foreign investments in China-based companies, such regulatory actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value and trading prices of our common stock to significantly decline or become worthless.

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, CAC or other PRC governmental authorities required for overseas listings. If (i) we, our subsidiaries or the VIEs inadvertently conclude that any of such permission was not required or (ii) it is determined in the future that the approval of the CSRC, CAC or any other regulatory authority is required for maintaining listing of our securities on Nasdaq, we will actively seek such permissions or approvals but may face sanctions by the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from offerings into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt offerings before settlement and delivery of our securities. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. In the event that we failed to obtain such required approvals or permissions, it would be likely that our securities would be delisted from Nasdaq or any other foreign exchange our securities are listed then.

Although we are currently not required to obtain any permission from any PRC government to continue listing our common stock on Nasdaq, it will remain uncertain when and whether we will be required to obtain any permission from the PRC government to continue listing our shares of common stock on Nasdaq, and even when we obtain such permission in accordance with the new rules and regulations, it will be unclear whether such permission will be rescinded or revoked at some point in time.

Item 1b.	Unresolved Staff Comments

None.

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Item 2.	Properties

According to Chinese laws and regulations regarding land usage rights, land in urban districts is owned by the State, while land in the rural areas and suburban areas, except as otherwise provided for by the State, is collectively owned by individuals designated as resident farmers by the State. Also, in accordance with the legal principle that land ownership is separate from the right to the use of the land, the State assigns land usage rights to land users for a certain number of years in return for the payment of fees. The maximum term with respect to the assigned land usage right is 50 years for industrial purposes and 40 years for commercial purposes.

Because the period of land usage is quite long, can be renewed, enables its users to transfer, lease, or mortgage the land usage right, or use it for other economic activities, and the lawful rights and interests are protected by the laws of the State, in common practice, we consider or refer to the right of land usage below for certain properties as an asset “owned” by the company. None of our properties are encumbered by debt, and we are not aware of any environmental concerns or limitations on the use of our properties for the purposes we currently use them or intend to use them in the future. Following is a list of our properties, all of which we lease or for which we have land use rights:

Property Description	Address	Rental/ownership Term	Space
Office—leased out to an unrelated third party—Tenet-Jove serves as the lessor.	Room B-3106, Jianwai SOHO, 39 East Middle Third Ring Road, Chaoyang District, Beijing	Company owns the property right	280 square meters

Office— Shineco,Inc (General office) ;Beijing Tenet Jove Technological Development Cp.,Ltd.	Room North Tower-3310, Zhengda Center, No. 20 jinhe East Road, Chaoyang District, Beijing	3 years (July 1,2021- August 31, 2024)	573.30 square meter

Office— Qingdao Zhihesheng Agricultural Produce Services Co., Ltd (General office); Yantai Zhisheng International Trade Co., Ltd.	766-43 Wangsha Road, Chengyang District, Qingdao City	6 years (March 1,2019- February 28, 2025)	234.16 square meters

Factory— Yantai Mouping District Zhisheng Agricultural Produce Cooperative*	Gaoling Village, Muping District, Yantai City	30 years (April 27, 2011 - April 26, 2041)	13,333 square meters

Production facility— Qingdao Zhihesheng Agricultural Produce Services Co., Ltd., Yantai Mouping District Zhisheng Agricultural Produce Cooperative (Agricultural use)*	Mafang Town, Pinggu District, Beijing	18 years (August 31, 2012- August 31, 2030)	26,666 square meters

Production facility— Qingdao Zhihesheng Agricultural Produce Services Co., Ltd., Yantai Mouping District Zhisheng Agricultural Produce Cooperative (Agricultural use)	South of Bridge, Jixiang Temple, Xiangnaixi Village, Cuigezhuang, Chaoyang District, Beijing	12 years (August 1, 2012- July 31, 2024)	73,333 square meters

*	Zhisheng Freight took over the lease following the deregistration of Zhisheng Agricultural in 2017.

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Item 3.	Legal Proceedings

Other than ordinary routine litigation (of which we are not currently involved), we know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation, and there are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to our company except as set forth below:

On May 16, 2017, Mrs. Guiqin Li (the “Plaintiff”) commenced a lawsuit against the Company in the People’s Court of Chongqing Pilot Free Trade Zone of China. Plaintiff alleged that due to the misguidance given by the Company’s securities trading department, the Plaintiff did not manage to complete the sales of the Company’s common stock on the day of the Company’s initial public offering in the United States. As the price of the Company’s common stock continued falling after initial public offering, the Plaintiff incurred losses and hence is seeking monetary damages against the Company. Based on the judgment of the initial trial, the Company was required to pay the Plaintiff a settlement payment, including the monetary compensation, interests and other legal fees. As of December 31, 2021, the Company accrued a total of US$781,700 (approximately RMB 5.0 million) for this lawsuit. The Company made an appeal to such judgment in the People’s Court, and will continue vigorously defending itself and seeking for less settlement payment in the second trial of this litigation.

On November 26, 2021, the Company filed a complaint in the Supreme Court of the State of New York, New York County against Lei Zhang and Yan Li, as defendants, and Transhare Corporation, as a nominal defendant, asserting that defendants had not paid for certain restricted shares of the Company’s common stock pursuant to stock purchase agreements they executed with the Company. In December, defendants filed an answer and counterclaim against the Company, which they amended on January 27, 2022 after the Company moved to dismiss their counterclaims. They brought claims for, among others, breach of contract, breach of the covenant of good faith and fair dealing, and fraud, asserting that the Company made false and materially misleading statements, specifically regarding the sale of such shares to Lei Zhang and Yan Li and the removal of their restrictive legends. Defendants are seeking money damages of at least $9 million, punitive damages of $10 million, plus interest, costs, and fees. In April 2022, the Court granted the Company’s motion for a preliminary injunction to restrain the Company’s transfer agent from removing the restrictive legends on the shares, provided that the Company posts a bond, which the Company declined to do.  On June 13, 2022, the restriction imposed on the shares were lifted.

Nominal defendant Transhare Corporation moved to dismiss the defendants’ counterclaim against it for wrongful refusal to remove restrictions pursuant to 6 Del. C. § 8-401, and its motion was fully submitted in April 2022. On September 9, 2022, the Court granted Transhare Corporation’s motion to dismiss defendants’ counterclaim for wrongful refusal to remove restrictions. Defendants have appealed the Court’s September 9, 2022 order dismissing defendants’ counterclaim for wrongful refusal to remove restrictions. On October 3, 2022 the parties submitted a stipulation dismissing defendants’ outstanding counterclaim against Transhare Corporation seeking declaratory judgment.

A date for trial will be set at a status conference on September 27, 2023. The outcome of this legal proceeding is uncertain at this point. The Company intends to recover on its claims, and vigorously defend itself in this litigation. As of March 31, 2023, the total unpaid shares issued to Lei Zhang and Yan Li by the Company was 982,500 shares, and the subscription receivable was US$3,024,000 which was recorded on the unaudited condensed consolidated balance sheet.

Item 4.	Mine Safety Disclosures

The information required by Item 4 is not applicable to us, as we have no mining operations in the United States.

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Part II

Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities

Market Information

On September 27, 2016, we completed an initial public offering of 1,713,190 shares of common stock at a $4.50 offering price. Our common stock started trading on the NASDAQ Capital Market under the symbol of “TYHT” on September 28, 2016, which later changed to “SISI,” our current common stock trading symbol. Based on the records of our transfer agent, we had 16,397,356 shares of common stock issued and outstanding as of September 27, 2022.

Holders

As of September 27, 2022 there were 171 registered holders of record of our common stock.

Dividends

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant. Furthermore, our ability to pay dividends is limited by the Delaware General Corporation Law, which provides that a corporation may only pay dividends out of existing “surplus,” which is defined as the amount by which a corporation’s net assets exceeds its stated capital.

During the current fiscal year and the two most recent completed fiscal years, we did not declare or pay any cash dividends on our shares of common stock, and we do not expect to pay cash dividends in the foreseeable future. If we determine to pay dividends on any of our common stock in the future, as a holding company, we will be dependent principally on receipt of funds from our operating subsidiaries. Current PRC regulations permit our PRC subsidiaries to pay dividends to Shineco only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

In addition, pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations in China may be used to pay dividends to our company.

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Registrar and Stock Transfer Agent

Our transfer agent is TranShare Cooperation, with an office address at Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764. Its telephone number is (303) 662-1112.

Penny Stock Regulations

Our shares of common stock are subject to the “penny stock” rules of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and various rules thereunder. In general terms, “penny stock” is defined as any equity security that has a market price less than $5.00 per share, subject to certain exceptions. The rules provide that any equity security is considered to be a penny stock unless that security is registered and traded on a national securities exchange meeting specified criteria set by the SEC, issued by a registered investment company, and excluded from the definition on the basis of price (at least $5.00 per share), or based on the issuer’s net tangible assets or revenues. In the last case, the issuer’s net tangible assets must exceed $3,000,000 if in continuous operation for at least three years or $5,000,000 if in operation for less than three years or the issuer’s average revenues for each of the past three years must exceed $6,000,000.

Trading in shares of penny stock is subject to additional sales practice requirements for broker-dealers who sell penny stocks to persons other than established customers and accredited investors. Accredited investors, in general, include individuals with assets in excess of $1,000,000 or annual income exceeding $200,000 (or $300,000 together with their spouse), and certain institutional investors. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of the security and must have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the security. Finally, monthly statements must be sent disclosing recent price information for the penny stocks. These rules may restrict the ability of broker-dealers to trade or maintain a market in our common stock, to the extent it is penny stock, and may affect the ability of shareholders to sell their shares.

Securities Authorized for Issuance under Equity Compensation Plans

As of the fiscal ended June 30, 2022, the Company had adopted a compensation plan.

On July 21, 2022, our shareholders approved the adoption of the Company’s 2022 Equity Incentive Plan (the “2022 Equity Incentive Plan”), under which an aggregate of 1,500,000 of our shares of Common Stock or options to purchase shares of Common Stock may be issued, and such number of shares of Common Stock shall be and is hereby reserved for such purpose.

Administration.

Authority to administer and manage the 2022 Equity Incentive Plan shall be vested in the Board of the Company or by the compensation committee set up for such purpose (the “Committee”). The Committee shall consist of two or more directors who are (i) “Independent Directors” (as such term is defined under the rules of the NASDAQ Stock Market) and (ii) “Non-Employee Directors” (as such term is defined in Rule 16b-3), which shall serve at the pleasure of the Board. The Board or the Committee administering the 2022 Equity Incentive Plan (the “Administrator”) shall have full power and authority to designate recipients of options and restricted stock, and to determine the terms and conditions of the respective option and restricted stock agreements (which need not be identical) and to interpret the provisions and supervise the administration of the 2022 Equity Incentive Plan.

Eligibility.

The persons eligible for participation in the 2022 Equity Incentive Plan as recipients of options or restricted stock shall include directors, officers and employees of, and consultants and advisors to, the Company or any subsidiary; provided that incentive options may only be granted to employees of the Company and any subsidiary.

Awards.

A maximum of 1,500,000 shares of the Company’s Common Stock, par value $0.001 per share shall be subject to the 2022 Equity Incentive Plan. The shares of Common Stock subject to the 2022 Equity Incentive Plan shall consist of unissued shares, treasury shares or previously issued shares held by any subsidiary of the Company, and such number of shares of Common Stock shall be and is hereby reserved for such purpose.

Options.

The purchase price of each share of Common Stock purchasable under an incentive option shall be determined by the Administrator at the time of grant, but shall not be less than 100% of the Fair Market Value of such share of common stock on the date the option is granted.

The term of each option shall be fixed by the Administrator, but no incentive option shall be exercisable more than ten years after the date such option is granted and in the case of an incentive option granted to an optionee who, at the time such incentive option is granted, owns (within the meaning of Section 424(d) of the code) more than 10% of the total combined voting power of all classes of stock of the Company or of any subsidiary, no such incentive option shall be exercisable more than five years after the date such incentive option is granted

Change of Control.

Upon the occurrence of a change in control, the Administrator may accelerate the vesting of outstanding restricted stock, in whole or in part, as determined by the Administrator, in its sole discretion.

Recent Sales of Unregistered Securities

On January 27, 2021, the Company issued 364,445 shares of common stock to three investors at a price of US$3.0 per share. The Company received net proceeds of US$1,093,355.

On April 10, 2021, the Company issued 3,872,194 shares of common stock to selected investors at a price of US$3.2 per share. The Company received net proceeds of US$7,981,204 and US$3,024,000 was outstanding as of June 30, 2022.

On June 16, 2021, the Company entered into a securities purchase agreement pursuant to which the Company issued an unsecured convertible promissory note with a one-year maturity to an institutional accredited investor, Streeterville Capital, LLC (“Investor”). The note has the original principal amount of US$3,170,000 and Investor gave consideration of US$3.0 million, reflecting original issue discount of US$150,000 and Investor’s legal fee of US$20,000. Interest accrues on the outstanding balance of the note at 6% per annum. The Company anticipates using the proceeds for general working capital purposes. The Company received principal in full from the Investor.

On August 19, 2021, the Company entered into another securities purchase agreement pursuant to which the Company issued an unsecured convertible promissory note with a one-year maturity to the same Investor. The note has the original principal amount of US$10,520,000.00 and Investor gave consideration of US$10 million, reflecting original issue discount of US$500,000 and Investor’s legal fee of US$20,000. Interest accrues on the outstanding balance of the note at 6% per annum. The Company anticipates using the proceeds for general working capital purposes.

On June 13, 2022, the Company entered into a certain stock purchase agreement with certain non-U.S. investors, pursuant to which the Company agreed to sell, and the investors agreed to purchase, severally and not jointly, an aggregate of 2,354,500 shares of common stock of the Company at a price of $ 2.12 per share in exchange for gross proceeds of $4,991,540.

The above-mentioned issuances of securities of the Company deemed to be exempt under the Securities Act by virtue of Section 4(2) thereof as transactions not involving any public offering. In addition, certain issuances were deemed not to fall within Section 5 under the Securities Act and to be further exempt under Rule 901 and 903 of Regulation S promulgated thereunder by virtue of being issuances of securities by non-U.S. companies to non-U.S. citizens or residents, conducted outside the United States and not using any element of interstate commerce.

Repurchase of Equity Securities

Not Applicable.

Item 6.	Selected Financial Data

The Company is not required to provide the information required by this Item because the Company is a smaller reporting company.

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ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Annual Report on Form 10-K contains “forward-looking statements.” All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “should,” “will,” “could,” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties, and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

●	the timing of the development of future products;

●	projections of revenue, earnings, capital structure, and other financial items;

●	local, regional, national, and global Luobuma and herbal medicines price fluctuations;

●	statements of our plans and objectives, including those that relate to our proposed expansions and the effect such expansions may have on our revenue;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	the impact of the COVID-19 outbreak;

●	statements regarding competition in our market; and

●	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report, or other method of public disclosure without the need for specific reference to this Annual Report. No such update shall be deemed to indicate that other statements not addressed by such update is incorrect or create an obligation to provide any other updates.

The information included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the notes included in this Annual Report. All monetary figures are presented in U.S. dollars, unless otherwise indicated.

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General Overview

Shineco, Inc. is a holding company incorporated in Delaware. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through the operating entities established in the People’s Republic of China, or the PRC, primarily the variable interest entities (the “VIEs”). We do not have any equity ownership of the VIEs, instead we are entitled to receive the economic benefits of the VIEs’ business operations through certain contractual arrangements. Our common stock that currently listed on the Nasdaq Capital Markets are shares of our Delaware holding company that maintains service agreements with the associated operating companies. The Chinese regulatory authorities could disallow our structure, which could result in a material change in our operations and the value of our securities could decline or become worthless.

We use our subsidiaries and the VIEs’ vertically and horizontally integrated production, distribution, and sales channels to provide health and well-being focused plant-based products. Our products are only sold domestically in China. We utilize modern engineering technologies and biotechnologies to produce, among other products, Chinese herbal medicines, organic agricultural produce, and specialized textiles. Our health and well-being focused plant-based products business is divided into three major segments:

Processing and distributing traditional Chinese herbal medicine products as well as other pharmaceutical products - This segment is conducted through Ankang Longevity Pharmaceutical (Group) Co., Ltd. (“Ankang Longevity Group”), a Chinese company formerly under contractual arrangement with the Company which operates 66 cooperative retail pharmacies throughout Ankang, a city in southern Shaanxi province, China, through which we sell directly to individual customers traditional Chinese medicinal products produced by us as well as by third parties. Ankang Longevity Group also owns a factory specializing in decoction, which is the process by which solid materials are heated or boiled in order to extract liquids, and distributes decoction products to wholesalers and pharmaceutical companies around China.

On June 8, 2021, Tenet-Jove entered into a Restructuring Agreement with various parties. Pursuant to the terms of the Restructuring Agreement, (i) the Company transferred all of its rights and interests in Ankang Longevity Group to Yushe County Guangyuan Forest Development Co., Ltd. (“Guangyuan”)’s Shareholders in exchange for the Guangyuan Shareholders entering into VIE agreements with Tenet-Jove, which composes of one group of similar identifiable assets; (ii) Tenet-Jove entered a Termination Agreement with Ankang Longevity Group and the Ankang Longevity Group Shareholders; (iii) as a consideration to the Restructuring Agreement and based on a valuation report on the equity interests of Guangyuan issued by an independent third party, Tenet-Jove relinquished all of its rights and interests in Ankang Longevity Group and transferred those rights and interests to the Guangyuan Shareholders; and (iv) Guangyuan and the Guangyuan Shareholders entered into a series of variable interest entity agreements with Tenet-Jove. After signing of the Restructuring Agreement, the Company and the shareholders of Ankang Longevity Group and Guangyuan actively carried out the transferring of rights and interests in Ankang Longevity Group and Guangyuan, and the transferring was completed subsequently on July 5, 2021. Afterwards, with the completion of all other follow-ups works, on August 16, 2021, the Company, through its subsidiary Tenet-Jove, completed the previously announced acquisition pursuant to the Restructuring Agreement dated June 8, 2021. The management determined that July 5, 2021 was the disposal date of Ankang Longevity Group. The assets and liabilities of the entities of Ankang Longevity Group have been reclassified as “assets of discontinued operations” and “liabilities of discontinued operations” within current and non-current assets and liabilities, respectively, on the consolidated balance sheets as of June 30, 2022 and 2021. The results of operations of Ankang Longevity Group have been reclassified to “net loss from discontinued operations” in the consolidated statements of loss and comprehensive loss for the years ended June 30, 2022 and 2021.

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Processing and distributing green and organic agricultural produce as well as growing and cultivating yew trees (taxus media) - We currently cultivate and sell yew mainly to group and corporate customers, but do not currently process yew into Chinese or Western medicines. This segment is conducted through the VIEs: Qingdao Zhihesheng Agricultural Produce Services, Ltd (“Qingdao Zhihesheng”). Meanwhile, we entered the market of planting fast-growing bamboo willows and scenic greening trees through the newly acquired VIE, Yushe County Guangyuan Forest Development Co., Ltd. (“Guangyuan”). The operations of this segment are located in the North regions of Mainland China, mostly carried out in Shanxi Province.

Providing domestic air and overland freight forwarding services - We currently provide domestic air and overland freight forwarding services by outsourcing these services to a third party. This segment is conducted through the VIE, Yantai Zhisheng International Freight Forwarding Co., Ltd (“Zhisheng Freight”).

Developing and distributing specialized fabrics, textiles, and other byproducts derived from an indigenous Chinese plant Apocynum Venetum, grown in the Xinjiang region of China, and known in Chinese as “Luobuma” or “bluish dogbane” - Our Luobuma products are specialized textile and health supplement products designed to incorporate traditional Eastern medicines with modern scientific methods. These products are predicated on centuries-old traditions of Eastern herbal remedies derived from the Luobuma raw material. This segment is channeled through our directly-owned subsidiary, Beijing Tenet-Jove Technological Development Co., Ltd. (“Tenet-Jove”), and its 90% subsidiary Tianjin Tenet Huatai Technological Development Co., Ltd. (“Tenet Huatai”).

Financing Activities

On June 16, 2021, the Company entered into a securities purchase agreement pursuant to which the Company issued an unsecured convertible promissory note with a one-year maturity term to an institutional accredited investor, Streeterville Capital, LLC (“Investor”). The note had an original principal amount of US$3,170,000 and Investor gave consideration of US$3.0 million, reflecting original issue discount of US$150,000 and Investor’s legal fee of US$20,000. Interest accrues on the outstanding balance of the note at 6% per annum. The Company anticipates using the proceeds for general working capital purposes. The Company has received the principal in full from the Investor. On September 7, 2022, the Company signed an extension amendment with the Investor to extend the maturity date to June 15, 2023. As of June 30, 2022, no share of the Company’s common stock under this agreement was issued by the Company to the Investor, and the Notes balance was US$3,360,200, with a carrying value of US$3,360,200, net of deferred financing costs of US$ nil was recorded in the accompanying consolidated balance sheets.

On July 16, 2021, the Company entered into another securities purchase agreement with the Investor, pursuant to which the Company issued the Investor two unsecured convertible promissory notes each with a one-year maturity term. The first convertible promissory note had an original principal amount of US$3,170,000 and the Investor gave consideration of US$3.0 million, reflecting original issue discount of US$150,000 and Investor’s legal fee of US$20,000. The second convertible promissory note has the original principal amount of US$4,200,000 and Investor gave consideration of US$4.0 million, reflecting original issue discount of US$200,000. Interest accrues on the outstanding balance of the Notes at 6% per annum. The Company has received the principal in full from the Investor. As of June 30, 2022, shares of the Company’s common stock totaling 1,837,155 were issued by the Company to the Investor equaling principal and interests amounted to US$7,365,002, and the Notes balance was US$107,063, with a carrying value of US$107,384, net of deferred financing costs of US$321 was recorded in the accompanying consolidated balance sheets.

On August 19, 2021, the Company entered into another securities purchase agreement with the Investor, pursuant to which the Company issued the Investor an unsecured convertible promissory note with a one-year maturity term. The note has an original principal amount of US$10,520,000 and Investor gave consideration of US$10.0 million, reflecting original issue discount of US$500,000 and Investor’s legal fee of US$20,000. Interest accrues on the outstanding balance of the note at 6% per annum. The Company has received the principal in full from the Investor. The Company anticipates using the proceeds for general working capital purposes. On September 7, 2022, the Company signed an extension amendment with the Investor to extend the maturity date to August 18, 2023. As of June 30, 2022, no share of the Company’s common stock under this agreement was issued by the Company to the Investor, and the Notes balance was US$10,949,693, with a carrying value of US$11,057,817, net of deferred financing costs of US$108,124 was recorded in the accompanying consolidated balance sheets.

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On December 6, 2021, the Company entered into a securities purchase agreement with GHS Investments, LLC (“GHS”). Under the Purchase Agreement, the Company sold GHS 291,775 shares of its common stock at a per share purchase price of $6.8546 for gross proceeds of $2,000,000. After the deduction of issuance cost, the Company received net proceeds of US$1,970,000.

On April 11, 2022, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Jing Wang (the “Investor”). Under the Purchase Agreement, the Company will sell to the Investor, up to 973,451 shares (the “Shares”) of its common stock at a per share purchase price of $2.26 (subject to the terms and conditions of the Purchase Agreement) for gross proceeds of up to $2,200,000 which were fully received, and the Shares were issued to the Investor on April 18, 2022.

On June 13, 2022, the Company entered into a certain stock purchase agreement (the “SPA”) with certain non-U.S. investors (the “Purchasers”), pursuant to which the Company agreed to sell, and the Purchasers agreed to purchase, severally and not jointly, an aggregate of 2,354,500 shares of common stock of the Company (the “Shares”) at a price of US$2.12 per share. The Company’s shareholders approved the offer and sale of the Shares at a meeting of the shareholders of the Company that was held on July 21, 2022. The closing for the offer and sale of the Shares occurred on July 26, 2022 and the Company issued the Shares in exchange for gross proceeds of $4,991,540.

On August 11, 2022, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain non-US investors (the “Investors”). Under the Purchase Agreement, the Company will sell to the Investors, up to 1,921,683 shares (the “Shares”) of its common stock at a per share purchase price of $0.915 (subject to the terms and conditions of the Purchase Agreement) for gross proceeds of up to US$1,758,340. As the date of this report, proceeds amounted to US$1.0 million has been received by the Company, and the remaining balance of the proceeds is expected to be fully collected by December 31, 2022.

Factors Affecting Financial Performance

We believe that the following factors will affect our financial performance:

Increasing demand for our products – We believe that the increasing demand for our agricultural products will have a positive impact on our financial position. We plan to develop new products and expand our distribution network as well as to grow our business through possible mergers and acquisitions of similar or synergetic businesses, all aimed at increasing awareness of our brand, developing customer loyalty, meeting customer demands in various markets and providing solid foundations for our growth. As of the date of this Annual Report, however, we do not have any agreements, undertakings or understandings to acquire any such entities and there can be no guarantee that we ever will.

Maintaining effective control of our costs and expenses - Successful cost control depends upon our ability to obtain and maintain adequate material supplies as required by our operations at competitive prices. We will focus on improving our long-term cost control strategies including establishing long-term alliances with certain suppliers to ensure adequate supply is maintained. We will carry forward the economies of scale and advantages from our nationwide distribution network and diversified offerings. Moreover, we will step up our efforts in higher value-added products of Luobuma by using an exclusive and patented technology, to optimize quality management, procurement processes and cost control, and give full play to the strong production capacity and trustworthy sales teams to maximize our profit and bring better long-term return for our stockholders.

Economic and Political Risks

Our operations are conducted primarily in the PRC and subject to special considerations and significant risks not typically associated with companies operating in North America and/or Western Europe. These include risks with, among others, the political, economic and legal environment and foreign currency exchange. Our results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversions, remittances abroad, and rates and methods of taxation, among other things.

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COVID-19 Impact

The COVID-19 outbreak has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. In accordance with the epidemic control measures imposed by the local governments related to COVID-19, our offices and retail stores remained closed or had limited business operations after the Chinese New Year holiday until early April 2020. In addition, COVID-19 had caused severe disruptions in transportation, limited access to our facilities and limited support from workforce employed in our operations, and as a result, we experienced delays or the inability to delivery our products to customers on a timely basis. Further, some of our customers or suppliers experienced financial distress, delayed or defaults on payment, sharp diminishing of business, or suffer disruptions in their business due to the outbreak. Any decreased collectability of accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations. Wider-spread COVID-19 in China and globally could prolong the deterioration in economic conditions and could cause decreases in or delays in spending and reduce and/or negatively impact our short-term ability to grow our revenue.

As of the date of this report, due to the recent resurgence of COVID-19 cases in China, our headquarter in Beijing was closed down on April 25, 2022 and only resumed our business in mid-June 2022. Meanwhile, the business of our subsidiaries and VIEs was also negatively affected during this period, including but not limited to the execution of our sales contract and fulfillment of customer orders and the collection of the payments from customers in a timely manner. The resurgence of COVID-19 impact on our operating results and financial performance seems to be temporary, we will continue to monitor and modify the operating strategies in response to the COVID-19. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the date our consolidated financial statements are released.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. Critical accounting policies are those accounting policies that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance. While we base our estimates and judgments on our experience and on various other factors that we believe to be reasonable under the circumstances, actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies used in the preparation of our consolidated financial statements require significant judgments and estimates. For additional information relating to these and other accounting policies, see Note 3 to our consolidated financial statements included elsewhere in this Report.

Consolidation of Variable Interest Entities

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs and their subsidiaries with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

Use of Estimates

Significant estimates required to be made by management include, but are not limited to, useful lives of property and equipment, and intangible assets, the recoverability of long-lived assets and the valuation of accounts receivable, advances to suppliers, deferred taxes and inventory reserves. Actual results could differ from those estimates.

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Accounts Receivable, Net

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as necessary. We review the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, we consider many factors, including the age of the balance, the customers’ historical payment history, their current credit-worthiness and current economic trends. The fair value of long-term receivables is determined using a present value technique by discounting the future expected contractual cash flows using current rates at which similar instruments would be issued at the measurement date. As of June 30, 2022 and 2021, the allowance for doubtful accounts from the continuing operations was US$7,317,236 and US$9,805,402, respectively. As of June 30, 2022 and 2021, the allowance for doubtful accounts from the discontinued operations was US$ nil and US$3,675,619, respectively. Accounts are written off against the allowance after efforts at collection prove unsuccessful.

Inventories, Net

Inventories, which are stated at the lower of cost or net realizable value, consist of raw materials, work-in-progress, and finished goods related to our products. Cost is determined using the first in first out method. Agricultural products that we farm are recorded at cost, which includes direct costs such as seed selection, fertilizer, labor cost, and contract fees that are spent in growing agricultural products on the leased farmland, and indirect costs such as amortization of prepayments of farmland leases and farmland development costs. All the costs are accumulated until the time of harvest and then allocated to the harvested crops costs when they are sold. We periodically evaluate our inventory and records an inventory reserve for certain inventories that may not be saleable or whose cost exceeds net realizable value. As of June 30, 2022 and 2021, the inventory reserve from the continuing operations was US$1,249,543 and US$1,349,288, respectively. As of June 30, 2022 and 2021, the inventory reserve from the discontinued operations were both US$ nil.

Revenue Recognition

We previously recognized revenue from sales of Luobuma products, Chinese medicinal herbal products, and agricultural products, as well as providing logistic services and other processing services to external customers. We recognized revenue when all of the following have occurred: (i) there was persuasive evidence of an arrangement with a customer; (ii) delivery had occurred or services had been rendered; (iii) the sales price was fixed or determinable; and (iv) our collection of such fees was reasonably assured. These criteria, as related to our revenue, were considered to have been met as follows:

Sales of products: We recognized revenue from the sale of products when the goods were delivered and title to the goods passed to the customer provided that there were no uncertainties regarding customer acceptance; persuasive evidence of an arrangement existed; the sales price was fixed or determinable; and collectability was deemed probable.

Revenue from provision of services: The Company merely acts as an agent in this type of services transactions. Revenue from domestic air and overland freight forwarding services was recognized upon the performance of services as stipulated in the underlying contract or when commodities were being released from the customer’s warehouse; the service price was fixed or determinable; and collectability was deemed probable.

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With the adoption of ASC 606, “Revenue from Contracts with Customers,” revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The Company adopted the new revenue standard beginning July 1, 2018, and adopted a modified retrospective approach upon adoption. The Company has assessed the impact of the guidance by reviewing its existing customer contracts to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control, and principal versus agent considerations. In accordance with ASC 606, the Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Company is a principal, that the Company obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Company is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which the Company earns in exchange for arranging for the specified goods or services to be provided by other parties. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

Fair Value of Financial Instruments

We follow the provisions of ASC 820, “Fair Value Measurements and Disclosures.” ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs, other than quoted prices in level, that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the asset or liability.

The carrying value of financial instruments included in current assets and liabilities approximate their fair values because of the short-term nature of these instruments.

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Results of Operations for the Years Ended June 30, 2022 and 2021

Overview

The following table summarizes our results of operations for the years ended June 30, 2022 and 2021:

	Years Ended June 30,		Variance
	2022	2021	Amount	%
Revenue	$2,186,460	$3,021,704	$(835,244)	(27.64)%
Cost of revenue	3,797,123	7,257,855	(3,460,732)	(47.68)%
Gross loss	(1,610,663)	(4,236,151)	2,625,488	(61.98)%
General and administrative expenses	20,216,802	17,131,400	3,085,402	18.01%
Selling expenses	43,197	45,384	(2,187)	(4.82)%
Impairment loss of distribution rights	1,140,551	-	1,140,551	100.0%
Loss from operations	(23,011,213)	(21,412,935)	(1,598,278)	7.46%
Impairment loss on an unconsolidated entity	(165,349)	-	(165,349)	100.0%
Loss from equity method investments	(132,554)	-	(132,554)	100.0%
Other income (expenses), net	51,253	(55,746)	106,999	(191.94)%
Amortization of debt issuance costs	(1,379,777)	-	(1,379,777)	100.0%
Interest income (expenses), net	(288,370)	29,236	(317,606)	(1,086.35)%
Loss before income tax provision from continuing operations	(24,926,010)	(21,439,445)	(3,486,565)	16.26%
Benefit for income taxes	(292,266)	-	(292,266)	100.0%
Net loss from continuing operations	(24,633,744)	(21,439,445)	(3,194,299)	14.90%
Net loss from discontinued operations	(2,433,395)	(10,616,988)	8,183,593	(77.08)%
Net loss	$(27,067,139)	$(32,056,433)	$4,989,294	(15.56)%
Comprehensive loss attributable to Shineco Inc.	$(28,402,045)	$(25,893,417)	$(2,508,628)	9.69%

Revenue

Currently, we, through our PRC subsidiaries and the VIEs, have two revenue streams derived from our three major business segments from continuing operations. First, developing, manufacturing, and distributing specialized fabrics, textiles, and other by-products derived from an indigenous Chinese plant Apocynum Venetum, known in Chinese as “Luobuma” or “Bluish Dogbane,” as well as Luoboma raw materials processing; this segment is channeled through our wholly owned subsidiary, Tenet-Jove. Second, planting, processing and distributing green and organic agricultural produce, growing and cultivation of yew trees, as well as planting fast-growing bamboo willows and scenic greening trees; this segment is conducted through Qingdao Zhihesheng and Guangyuan. Third, providing domestic air and overland freight forwarding services by outsourcing these services to a third party; this segment is conducted through Zhisheng Freight. For the business segment, that processing and distributing traditional Chinese medicinal herbal products as well as other pharmaceutical products; this segment is conducted via the VIE, Ankang Longevity Group and its subsidiaries, which was disposed and we have reclassified it as discontinued operations.

The following table sets forth the breakdown of our revenue for each of the two segments from the continuing operations, for the years ended June 30, 2022 and 2021, respectively:

	Years Ended June 30,				Variance
	2022	%	2021	%	Amount	%
Luobuma products	$43,949	2.01%	$115,590	3.83%	$(71,641)	(61.98)%
Other agricultural products	1,687,884	77.20%	2,120,484	70.17%	(432,600)	(20.40)%
Freight services	454,627	20.79%	785,630	26.00%	(331,003)	(42.13)%
Total Amount	$2,186,460	100.00%	$3,021,704	100.00%	$(835,244)	(27.64)%

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For the years ended June 30, 2022 and 2021, revenue from sales of Luobuma products was US$43,949 and US$115,590, respectively, which represented a decrease of US$71,641, or 61.98%. The decrease of revenue from this segment was mainly due to the decrease in revenue from Tenet-Jove and Tenet Huatai. We did not launch any new products and reduced our resources and investments in our E-commerce distribution channel, now we mainly focused on clearing off our remaining old stocks, hence, we offered more price discounts in order to get more customer orders. As a result, our overall sales decreased during the year ended June 30, 2022 as compared to the same period in 2021.

For the years ended June 30, 2022 and 2021, revenue from sales of other agricultural products was US$1,687,884 and US$2,120,484, respectively, representing a decrease of US$432,600, or 20.40%. The decrease was mainly due to the decline of sales volume of yew trees during the year ended June 30, 2022 as compared to the same period in 2021. As our sales of yew trees were adversely affected by the COVID-19 outbreak, we modified our operating strategies in response to the pandemic. Instead of selling more unmatured yew trees, we are now cultivating more matured yew trees, which can be used to extract Taxol, a more valuable chemical substance which is used experimentally as a drug in the treatment of cancer.

For the years ended June 30, 2022 and 2021, revenue from provision of freight services was US$454,627 and US$785,630, respectively, representing a decrease of US$331,003, or 42.13%. The decrease was mainly due to we outsourced our domestic and international logistic services to third-party logistic companies due to the change in our business strategies. Since we merely served as an agent in this type of transactions, therefore, our revenue from domestic and international logistic services was recognized in the net amount during the year ended June 30, 2022.

Cost of Revenue and Related Tax

The following table sets forth the breakdown of the cost of revenue for each of our two segments from the continuing operations, for the years ended June 30, 2022 and 2021:

	Years Ended June 30,				Variance
	2022	%	2021	%	Amount	%
Luobuma products	$98,207	2.59%	$200,247	2.76%	$(102,040)	(50.96)%
Other agricultural products	3,364,744	88.61%	6,334,964	87.28%	(2,970,220)	(46.89)%
Freight services	334,170	8.80%	716,971	9.88%	(382,801)	(53.39)%
Business and sales related tax	2	0.00%	5,673	0.08%	(5,671)	(99.96)%
Total Amount	$3,797,123	100.00%	$7,257,855	100.00%	$(3,460,732)	(47.68)%

For the years ended June 30, 2022 and 2021, cost of revenue from sales of our Luobuma products was US$98,207 and US$200,247, respectively, representing a decrease of US$102,040, or 50.96%. The decrease was largely in line with the decrease in revenue from Luobuma products.

For the years ended June 30, 2022 and 2021, cost of revenue from sales of other agricultural products was US$3,364,744 and US$6,334,964, respectively, representing a decrease of US$2,970,220, or 46.89%. The decrease was mainly due to less stock written off during the year ended June 30, 2022. Due to the continuous impact of Covid-19 in China and severe cold weather during the winter period, which resulted in the damage and death of a large number of yew trees, we wrote off a large amount of our inventory during the year ended June 30, 2021.

For the years ended June 30, 2022 and 2021, cost of revenue from provision of freight services was US$334,170 and US$716,971, respectively, representing a decrease of US$382,801, or 53.39%. The decrease was due to decreased cost of revenue from domestic and international logistic services, as we now only acted as an agent in this type of this transactions as mentioned above.

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Gross Loss

The following table sets forth the breakdown of the gross loss for each of our two segments from the continuing operations, for the years ended June 30, 2022 and 2021:

	Years Ended June 30,				Variance
	2022	%	2021	%	Amount	%
Luobuma products	$(54,260)	3.37%	$(84,673)	2.00%	$30,413	(35.92)%
Other agricultural products	(1,676,860)	104.11%	(4,214,480)	99.49%	2,537,620	(60.21)%
Freight services	120,457	(7.48)%	63,002	(1.49)%	57,455	91.20%
Total Amount	$(1,610,663)	100.00%	$(4,236,151)	100.00%	$2,625,488	(61.98)%

Gross loss from Luobuma product sales decreased by US$30,413 or 35.92%, for the year ended June 30, 2022 as compared to the same period in 2021. The decrease was mainly due to decrease in revenue from Tenet-Jove and Tenet Huatai.

Gross loss from sales of other agricultural products decreased by US$2,537,620, or 60.21%, for the year ended June 30, 2022 as compared to the same period in 2021. During the year ended June 30, 2022, our gross loss was US$1,676,860, the decrease in gross loss was mainly due to less stock written off during the year ended June 30, 2022 as mentioned above.

Gross loss from provision of freight services increased by US$57,455, or 91.20%, for the year ended June 30, 2022 as compared to the same period in 2021. As mentioned above, we outsourced our domestic and international logistic services to third-party logistic companies due to the change in our business strategies, which improved our operating efficiency and profitability during the year ended June 30, 2022.

Expenses

The following table sets forth the breakdown of our operating expenses for the years ended June 30, 2022 and 2021, respectively:

	Years Ended June 30,				Variance
	2022	%	2021	%	Amount	%
General and administrative expenses	$20,216,802	94.47%	$17,131,400	99.74%	$3,085,402	18.01%
Selling expenses	43,197	0.20%	45,384	0.26%	(2,187)	(4.82)%
Impairment loss of distribution rights	1,140,551	5.33%	-	-	1,140,551	100.0%
Total Amount	$21,400,550	100.00%	$17,176,784	100.00%	$4,223,766	24.59%

General and Administrative Expenses

For the year ended June 30, 2022, our general and administrative expenses were US$20,216,802, representing an increase of US$3,085,402, or 18.01%, as compared to the same period in 2021. The increase was also due to increased professional service fees in relation to the Company’s issuance of common stock and convertible notes, increased compensation expenses in relation to the Company’s lawsuit, increased rental expenses as the Company leased a new office in downtown area, the impairment of the Company’s right of use assets and property and equipment, as well as the increased salary related expenses during the year ended June 30, 2022. Meanwhile, the increase was also due to the increased general and administrative expenses from our newly acquired VIE, Guangyuan during the year ended June 30, 2022. The increase was partially offset by the deceased bad debt expense during the year ended June 30, 2022, as we recorded a significant amount of bad debt expense as a result of the impact from COVID-19 during the same period last year. We recorded allowance according to our accounting policy based on our best estimates. Management will continue putting effort in collection of overdue receivables and utilize our advances to our vendors.

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Impairment Loss of Distribution Rights

For the year ended June 30, 2022, our impairment loss of distribution right was US$1,140,551. We acquired distribution rights to distribute branded products of Daiso 100-yen shops through the acquisition of Tianjin Tajite. During the year ended June 30, 2022, the management performed evaluation on the impairment of distribution rights. As the Company is unable to generate any revenue and profit from the distribution right due to the unfavorable policy of China Customs and current business environment caused by the continuous impact from the COVID-19, the management fully recorded an impairment loss on distribution rights of Tianjin Tajite.

Impairment Loss on An Unconsolidated Entity

For the year ended June 30, 2022, our impairment loss on an unconsolidated entity was US$165,349. The management performed evaluation on the impairment of the investment make on Shanxi Pharmaceutical Group Yushe Pharmaceutical Development Co., Ltd., (“Yushe Pharmaceutical”) and considered it’s unlikely to obtain any investment income in the future, hence, the management fully recorded impairment loss on this investment.

Loss from Equity Method Investments

On August 31, 2021, we entered into a capital injection agreement with the other shareholders of Shanghai Gaojing Private Fund Management (“Gaojing Private Fund”), a Chinese private fund management company, to complete the injection of a total RMB 4.8 million (approximately US$0.75 million) for its 32% equity interest in Gaojing Private Fund. We recorded a loss of US$132,554 for the year ended June 30, 2022 from this investment.

Other Income (Expenses), net

For the year ended June 30, 2022, our net other income was US$51,253, representing an increase of US$106,999, or 191.94%, as compared to net other expenses of US$55,746 in the same period in 2021. The increase in net other income was primarily due to the decreased loss from disposal of property and equipment during the year ended June 30, 2022 as compared to the same period last year.

Amortization of Debt Issuance Costs

For the year ended June 30, 2022, our amortization of debt issuance costs expenses was US$1,379,777, representing an increase of 100.00%, as compared to the same period in 2021. The increase in was attributable to the amortization of debt issuance costs during the year ended June 30, 2022 on the convertible notes issued by us.

Interest Income (Expenses), Net

For the year ended June 30, 2022, our net interest expenses were US$288,370, representing an increase of US$317,606, or 1,086.35%, as compared to net interest income of US$29,236 in the same period in 2021. The increase in net interest expenses was attributable to the increased interest expenses on loans borrowed from third parties and related parties, and the interest expense incurred for the convertible notes issued by us. The increase was partial offset by the interest income generated from loans to third parties and related parties during the year ended June 30, 2022.

Benefit for Income Taxes

For the years ended June 30, 2022 and 2021, our benefit for income taxes was US$292,266, representing an increase of US$292,266, or 100.00%, as compared to provision for income taxes of US$ nil in the same period in 2021. The increase in benefit for income taxes was mainly due to the deferred income tax benefit of US$292,266. During the year ended June 30, 2022, we fully recorded an impairment loss on distribution rights of Tianjin Tajite, and hence, the corresponding deferred tax liability was also derecognized accordingly which caused a deferred income tax benefit of US$292,266 during the year ended June 30, 2022.

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Net Loss from Continuing Operations

Our net loss from continuing operations was US$24,633,744 for the year ended June 30, 2022, an increase of US$3,194,299, or 14.90%, from net loss from continuing operations of US$21,439,445 for the year ended June 30, 2021. The increase in net loss was primarily a result of the increase in general and administrative expenses, impairment loss of distribution rights and amortization of debt issuance costs.

Net Loss from Discontinued Operations

As mentioned above, after signing of the Restructuring Agreement on June 8, 2021, we and the shareholders of Ankang Longevity Group and Guangyuan actively carried out the transferring of rights and interests in Ankang Longevity Group and Guangyuan, and the transferring was completed subsequently on July 5, 2021, and the management determined that July 5, 2021 was the disposal date of Ankang Longevity Group. We had a total net loss from discontinued operations of US$2,433,395 for the year ended June 30, 2022 as compared to a total net loss from discontinued operations of US$10,616,988 for the same period in 2021.

The summarized operating results of our discontinued operations included in our consolidated statement of loss and comprehensive loss is as follows:

	Years Ended June 30,
	2022	2021
Revenues	$-	$8,085,527
Cost of revenues	-	7,099,353
Gross profit	-	986,174
Operating expenses	-	5,530,993
Other expenses, net	-	(6,028,468)
Loss before income tax	-	(10,573,287)
Provision for income tax expense	-	43,701
Net loss from discontinued operations	-	(10,616,988)
Loss from disposal	(2,433,395)	-
Total net loss from discontinued operations	$(2,433,395)	$(10,616,988)

Net Loss

Our net loss was US$27,067,139 for the year ended June 30, 2022, a decrease of US$4,989,294 or 15.56%, from a net loss of US$32,056,433 for the same period in 2021. The decrease in net loss was primarily a result of the decreased net loss from discontinued operations, which partially offset by the increase net loss from continuing operations as mentioned above.

Comprehensive Loss

The comprehensive loss was US$28,400,075 for the year ended June 30, 2022, an increase of US$1,992,487 from a comprehensive loss of US$26,407,588 for the same period in 2021. After deduction of non-controlling interest, the comprehensive loss attributable to us was US$28,402,045 for the year ended June 30, 2022, compared to a comprehensive loss attributable to us in the amount of US$25,893,417 for the year ended June 30, 2021. The increase of comprehensive loss was due to the decrease in the recorded income of foreign currency translation where the financial statements denominated in RMB were translated to the USD denomination, which partially offset by the decrease in net loss as mentioned above.

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Treasury Policies

We have established treasury policies with the objectives of achieving effective control of treasury operations and of lowering cost of funds. Therefore, funding for all operations and foreign exchange exposure have been centrally reviewed and monitored from the top level. To manage our exposure to fluctuations in exchange rates and interest rates on specific transactions and foreign currency borrowings, currency structured instruments and other appropriate financial instruments will be used to hedge material exposure, if any.

Our policy precludes us from entering into any derivative contracts purely for speculative activities. Through our treasury policies, we aim to:

(a) Minimize interest risk

This is accomplished by loan re-financing and negotiation. We will continue to closely monitor the total loan portfolio and compare the loan margin spread under our existing agreements against the current borrowing interest rates under different currencies and new offers from banks.

(b) Minimize currency risk

In view of the current volatile currency market, we will closely monitor the foreign currency borrowings at the company level. As of June 30, 2022 and 2021, except the above-mentioned convertible note, we did not engage in any foreign currency borrowings or loan contracts.

Liquidity and Capital Resources

We currently finance our business operations primarily through proceeds from short-term loans, convertible notes and the sale of our common stock. Our current cash primarily consists of cash on hand and cash in bank, which is unrestricted as to withdrawal and use and is deposited with banks in China.

On December 10, 2020, we entered into a securities purchase agreement with select investors whereby we sold purchase, up to 604,900 shares of common stock at a purchase price of US$2.73 per share. The net proceeds that we received was US$1.6 million.

On January 27, 2021, we issued 364,445 shares of common stock to two investors at a price of US$3.0 per share. The net proceeds that we received was US$1.1 million.

On April 10, 2021, we issued 3,872,194 shares of common stock to selected investors at a price of US $3.2 per share. We received net proceeds of US$7,981,204 and US$3,024,000 was outstanding as of June 30, 2022.

On June 16, 2021, we entered into a securities purchase agreement pursuant to which we issued an unsecured convertible promissory note with a one-year maturity term to an institutional accredited investor Streeterville Capital, LLC (“Investor”). The convertible promissory note has the original principal amount of US$3,170,000 and Investor gave consideration of US$3.0 million, reflecting original issue discount of US$ 150,000 and Investor’s legal fee of US$20,000. We received principal in full from the Investor. On September 7, 2022, we signed an extension amendment with the Investor to extend the maturity date to June 15, 2023.

On July 16, 2021, we entered into a securities purchase agreement pursuant to which we issued two unsecured convertible promissory notes with a one-year maturity term to the same investor. The first convertible promissory note has an original principal amount of US$3,170,000 and the Investor gave consideration of US$3.0 million, reflecting original issue discount of US$150,000 and Investor’s legal fee of US$20,000. The second convertible promissory note has an original principal amount of US$4,200,000 and the Investor gave consideration of US$4.0 million, reflecting original issue discount of US$200,000.

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On August 19, 2021, we entered into a securities purchase agreement pursuant to which we issued an unsecured convertible promissory note with a one-year maturity term to the same investor. The Note has the original principal amount of US$10,520,000 and Investor gave consideration of US$10.0 million, reflecting original issue discount of US$500,000 and Investor’s legal fee of US$20,000. We received principal in full from the Investor and we anticipate using the proceeds for general working capital purposes. On September 7, 2022, the Company signed an extension amendment with the Investor to extend the maturity date to August 18, 2023.

For the above-mentioned convertible promissory notes issued, as of June 30, 2022, shares of the Company’s common stock totaling 1,837,155 were issued by the Company to the Investor equaling principal and interests amounted to US$7,365,002, and the Notes balance was US$14,416,956, with a carrying value of US$14,525,401, net of deferred financing costs of US$108,445 was recorded in the accompanying consolidated balance sheets.

On December 6, 2021, we entered into a securities purchase agreement with GHS Investments, LLC (“GHS”). Under the Purchase Agreement, we sold GHS 291,775 shares of its common stock at a per share purchase price of $6.8546 for gross proceeds of $2,000,000. After the deduction of issuance cost, we received net proceeds of US$1,970,000.

On April 11, 2022, we entered into a securities purchase agreement (the “Purchase Agreement”) with Jing Wang (the “Investor”). Under the Purchase Agreement, we will sell to the Investor, up to 973,451 shares (the “Shares”) of its common stock at a per share purchase price of $2.26 (subject to the terms and conditions of the Purchase Agreement) for gross proceeds of up to $2,200,000 which were fully received, and the Shares were issued to the Investor on April 18, 2022.

On June 13, 2022, we entered into a certain stock purchase agreement (the “SPA”) with certain non-U.S. investors (the “Purchasers”), pursuant to which we agreed to sell, and the Purchasers agreed to purchase, severally and not jointly, an aggregate of 2,354,500 shares of common stock of the Company (the “Shares”) at a price of US$2.12 per share. our shareholders approved the offer and sale of the Shares at a meeting of the shareholders of the Company that was held on July 21, 2022. The closing for the offer and sale of the Shares occurred on July 26, 2022 and we issued the Shares in exchange for gross proceeds of $4,991,540.

On August 11, 2022, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain non-US investors (the “Investors”). Under the Purchase Agreement, the Company will sell to the Investors, up to 1,921,683 shares (the “Shares”) of its common stock at a per share purchase price of $0.915 (subject to the terms and conditions of the Purchase Agreement) for gross proceeds of up to US$1,758,340. As the date of this report, proceeds amounted to US$1.0 million has been received by the Company, and the remaining balance of the proceeds is expected to be fully collected by December 31, 2022.

Management believes that our current cash, cash flows from future operations, and access to loans will be sufficient to meet our working capital needs for at least the next 12 months. We intend to continue to carefully execute our growth plans and manage market risk.

Working Capital

The following table provides the information about our working capital at June 30, 2022 and 2021:

	June 30, 2022	June 30, 2021

Current Assets	$59,735,425	$49,278,577
Current Liabilities	29,040,302	14,795,390
Working Capital	$30,695,123	$34,483,187

The working capital decreased by US$3,788,064, or 11.0%, as of June 30, 2022 from June 30, 2021, primarily as a result of an increase in inventories, other current assets and due from related parties, partially offset by the decrease in current assets held for discontinued operations and advances to suppliers, and an increase in other payables and accrued expenses, and convertible note payable as of June 30, 2022.

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Capital Commitments and Contingencies

Capital commitments refer to the allocation of funds for the possible purchase in the near future for fixed assets or investment. Contingency refers to a condition that arises from past transactions or events, the outcome of which will be confirmed only by the occurrence or non-occurrence of uncertain futures events.

On May 16, 2017, Mrs. Guiqin Li (the “Plaintiff”) commenced a lawsuit against us in the People’s Court of Chongqing Pilot Free Trade Zone of China. Plaintiff alleged that due to the misguidance given by our security trading department, the Plaintiff did not manage to complete the sales of our common stock on the day of our initial public offering in the United States. As the price of our common stock continued falling after initial public offering, the Plaintiff incurred losses and hence seek money damages against us. Based on the judgment of the first trail, we required to pay the Plaintiff a settlement payment, including the money compensation, interests and other legal fees. As of June 30, 2022, we accrued a total sum of US$837,225 (approximately RMB 5.4 million) for this lawsuit. We made the appeal to the People’s Court, and will vigorously defend itself and seek for less settlement payment in the second trail of this litigation.

On November 26, 2021, we filed a complaint in the Supreme Court of the State of New York, New York County against Lei Zhang and Yan Li, as defendants, and Transhare Corporation, as a nominal defendant, asserting that defendants had not paid for restricted shares of our stock pursuant to stock purchase agreements they executed with us. In December, defendants filed an answer and counterclaim against us, which they amended on January 27, 2022 after we moved to dismiss their counterclaims. They claimed that we made false and materially misleading statements, specifically regarding the sale of the shares and the removal of their restrictive legends. Defendants seek a declaratory judgment, indemnification, and money damages of at least US$ 9 million, punitive damages of US$ 10 million, plus interest, costs, and fees. We moved to dismiss the counterclaims, and our motion was fully-submitted in April, 2022. Also in April 2022, the Court granted our motion for a preliminary injunction to restrain our transfer agent from removing the restrictive legends on the shares, provided that we post a bond in the amount of $1.5 million by May 20, 2022. On June 13, 2022, the restriction imposed on the shares were lifted. The Company moved to dismiss the counterclaims, and its motion was fully submitted in April 2022. On September 9, 2022, the Court granted the Company’s motion to dismiss defendants’ counterclaims on all but three counterclaims. Defendants’ outstanding counterclaims are for breach of contract, conversion, and wrongful refusal to remove restrictions pursuant to 6 Del. C. § 8-401. Trial is currently scheduled for September 18, 2023. The outcome of this legal proceeding is uncertain at this point because of the many questions of fact and law that may arise. The Company intends to recover on its claims, and vigorously defend itself in this litigation. As of June 30, 2022, the total unpaid shares issued to Lei Zhang and Yan Li by us was 982,500 shares, and the subscription receivable was amounted to US$3,024,000 which was recorded on the consolidated balance sheet.

As of June 30, 2022 and 2021, we had no other material capital commitments or contingent liabilities.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own common stock and classified as stockholders’ equity, or that are not reflected in our consolidated financial statements.

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Cash Flows

The following table provides detailed information about our net cash flows for the years ended June 30, 2022 and 2021.

	Years Ended June 30,
	2022	2021

Net cash used in operating activities	$(5,712,562)	$(14,649,557)
Net cash provided by (used in) investing activities	(36,016,193)	1,262,305
Net cash provided by financing activities	28,412,235	7,235,931
Effect of exchange rate changes on cash	(542,643)	2,804,343
Net decrease in cash	(13,859,163)	(3,346,978)
Cash, beginning of the year	29,024,394	32,371,372
Cash, end of the year	$15,165,231	$29,024,394
Less: cash of discontinued operations - ended of the year	-	12,681,483
Cash of continuing operations - ended of the year	15,165,231	16,342,911

Operating Activities

Net cash used in operating activities during the year ended June 30, 2022 was approximately US$5.7 million, consisting of net loss from continuing operations of US$24.6 million, bad debt expenses of US$8.7 million, stock written off due to natural disaster of US$1.6 million, impairment loss on distribution rights of US$1.1 million, impairment loss on ROU lease assets of US$2.3 million, and net changes in our operating assets and liabilities, which mainly included an increase in other current assets of US$1.4 million and an increase in inventories of US$1.6 million, partially offset by the decrease in advances to suppliers and increase in other payable. Net cash used in operating activities during the year ended June 30, 2021 was approximately US$14.6 million, consisting of net loss from continuing operations of US$21.4 million, bad debt expenses of US$13.5 million, stock written off due to natural disaster of US$3.9 million, and net changes in our operating assets and liabilities, which mainly included an increase in inventories of US$4.6 million, advances to suppliers of US$3.3 million and accounts receivables of US$2.8 million, partially offset by the net cash provided by operating activities from discontinued operations of US$0.7 million.

Investing Activities

For the year ended June 30, 2022, net cash used in investing activities was US$36.0 million, primarily due to the disposal of Ankang Longevity Group of US$12.7 million, payment made for loans to third parties of US$15.8 million and payment made for loans to related parties of US$6.6 million. For the year ended June 30, 2021, net cash provided by investing activities was US$1.3 million, primarily due to the net cash provided by investing activities from discontinued operations.

Financing Activities

For the year ended June 30, 2022, net cash provided by financing activities amounted to approximately US$28.4 million, due to proceeds from issuance of convertible note of US$17.0 million, proceeds from issuance of common stock of US$9.7 million and proceeds from advances from related parties of US$1.7 million. For the year ended June 30, 2021, net cash provided financing activities amounted to approximately US$7.2 million, primarily due to the proceeds from issuance of common stock of US$5.2 million, proceeds from issuance of convertible note of US$3.0 million partially offset by the net cash used in financing activities from discontinued operations of US$0.7 million.

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Item 7a.	Quantitative and Qualitative Disclosures About Market Risk

The Company is not required to provide the information required by this Item because the Company is a smaller reporting company.

Item 8.	Financial Statements and Supplementary Data

The financial statements required by this item are set forth beginning on page F-1.

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F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Shineco, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Shineco, Inc. (the “Company”) as of June 30, 2022, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows, for the year ended June 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2022, and the consolidated results of its operations and its cash flows for the year ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company incurred a net loss of $27,067,139 and continuing cash outflow of $5,712,562 from operating activities for the year ended June 30, 2022. We also draw attention to Note 20 of the financial statements, which describes the uncertainty related to the outcome of the lawsuits filed against the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for accounts receivable

As discussed in notes 3 and 4 to the consolidated financial statements, the Company’s accounts receivable and allowance for doubtful accounts was $7,317,236 as of June 30, 2022. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customers’ historical payment history, their current credit-worthiness, and current economic trends. The principal considerations for our determination that performing procedures relating to the allowance for credit loss on accounts.

F-2

We identified allowance for accounts receivable is a critical audit matter are the significant judgment by management in estimating the allowance for credit loss, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained.

Our audit of allowance for accounts receivable included, among others:

●	Evaluating the appropriateness of the model;

●

Testing the aging and the accuracy and completeness of the underlying data that served as the basis for the calculation of allowance for accounts, and the mathematical accuracy of management’s calculation;

●

Performing inquiries with appropriate finance and operations personnel, and reviewed the actual subsequent to June 30, 2022, and to evaluate the reasonableness of management’s estimate of the impact of interaction among various factors; and

●	Evaluating the reasonableness of significant assumptions and judgments made by management to estimate the allowance for each segmentation of accounts receivable.

Provision for inventory reserve

As discussed in notes 3 and 5 to the consolidated financial statements, inventories are stated at the lower of cost and net realizable value, with cost determined on a first in first out method. The Company periodically evaluates its inventory and records an inventory reserve for certain inventories that may not be saleable or whose cost exceeds net realizable value. As of June 30, 2022, the net inventory and accumulated inventory reserve was $18,718,524 and $1,249,543 respectively. For the year ended June 30, 2022, the Company provided inventory reserve of $113,139. Inventories include items that have been written down to the Company’s best estimate of their realizable value, which includes consideration of various factors.

We identified the inventory write-down as a critical audit matter. The Company’s determination of future markdowns is subjective. Specifically, there was a high degree of subjective auditor judgment in evaluating how the Company’s merchandising strategy and related inventory markdown assumptions affected the realizable value of inventory.

Our audit of provision for inventory reserve included, among others:

●	Observing the condition of inventories during inventory counts;

●	Understanding and evaluating Company’s accounting policy on the valuation of its inventories and management’s basis in determining the inventories reserve;
●	Testing the accuracy and completeness of management’s calculation and the underlying data that served as the basis for the calculation of inventory reserve;

●	Evaluating and assessing the reasonableness of the inventory reserve assumptions; and

●	Verifying whether inventories are recorded at net realizable value by comparing, on a sample basis, the recorded unit cost of inventories against recent or subsequent selling prices

/s/ AssentSure PAC

We have served as the Company’s auditor since 2021.
Singapore
September 28, 2022

F-3

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)
Unit 1304, 13/F., Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong 香港紅磡德豐街22號海濱廣場二期13樓1304室 Tel : (852) 2126 2388 Fax: (852) 2122 9078

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Shineco, Inc..

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Shineco, Inc. and subsidiaries (the “Company”) as of June 30, 2021, and the related consolidated statements of income (loss) and comprehensive loss, changes in equity and cash flows for the year ended June 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2021, and the consolidated results of its operations and its cash flows for the year ended June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

F-4

Impairment assessment of trade receivables

As at 30 June 2021, the Company recorded trade receivables of approximately US$ 19.6 million before impairment of US$ 13.5 million. Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable balance. The Company’s determination of allowance for doubtful accounts is combining with collection history and various subjective factors and considerations. Specifically, there was a high degree of subjective auditor judgment in evaluating how the Company’s estimation on the amount of probable credit losses and related impairment of accounts receivable affected the net realizable value of accounts receivable.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the following, among others: (i) obtaining an understanding of and evaluating the Company’s process over the collection and the assessment of the recoverability of trade receivables. (ii) We tested the completeness and accuracy of the historical data used in management’s calculation. (iii) tested the ageing of trade receivables at the year ended date on a sampling basis. (iv) tested the subsequent settlements by customers on a sampling basis. (v) We evaluated the reasonableness of the factors included in considering of probable credit losses such as Customer-specific risks, changes in economic conditions that may not be captured in the quantitatively derived results, and other relevant factors.

Inventory write-down

As described in Note 3 and 4 of the consolidated financial statements, inventories are stated at the lower of cost and net realizable value, with cost determined on a first in first out method. Write-down of potential obsolete or slow moving inventories is recorded based on management’s assumptions about future demands and market conditions. For the year ended June 30, 2021, the Company recorded an accumulated inventory impairment of $1.35 million. Inventories include items that have been written down to the Company’s best estimate of their realizable value, which includes consideration of various factors.

We identified the inventory write-down as a critical audit matter. The Company’s determination of future markdowns is subjective. Specifically, there was a high degree of subjective auditor judgment in evaluating how the Company’s merchandising strategy and related inventory markdown assumptions affected the realizable value of inventory.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the following, among others: (i) observing the physical condition of inventories during inventory counts; (ii) evaluating the appropriateness of management’s process for developing the estimates of net realizable value (iii) testing the reliability of reports used by management by agreeing to underlying records; (iv) testing the reasonableness of the assumptions about quality, damages, future demand, selling prices and market conditions by considering with historical trends and consistency with evidence obtained in other areas of the audit; and corroborating the assumptions with individuals within the product team; and (v) assessing the Company’s adjustments of inventory costs to net realizable value for slow-moving and obsolete inventories by (1) comparing the historical estimate for net realizable value adjustments to actual adjustments of inventory costs, and (2) analyzing sales subsequent to the measurement date.

/s/ Centurion ZD CPA& Co.

Centurion ZD CPA & Co.

We have served as the Company’s auditor since 2019.

Hong Kong, China

September 30, 2021

F-5

SHINECO, INC.

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,165,231	$16,342,911
Accounts receivable, net	1,821,554	2,686,671
Due from related parties	6,794,987	132,398
Inventories, net	18,718,524	1,323,391
Advances to suppliers, net	3,551	7,790,126
Other current assets	17,231,578	1,343,338
Current assets held for discontinued operations	-	19,659,742
TOTAL CURRENT ASSETS	59,735,425	49,278,577

Property and equipment, net	1,375,472	2,253,944
Land use right, net of accumulated amortization	-	-
Investments	617,446	-
Distribution rights	-	1,142,794
Long-term deposit and other noncurrent assets	9,525	14,550
Right of use assets	2,088,149	3,585,703
Non-current assets held for discontinued operations	-	5,043,031
TOTAL ASSETS	$63,826,017	$61,318,599

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	$1,547	$76,584
Advances from customers	6,676	7,468
Due to related parties	2,798,800	1,159,407
Other payables and accrued expenses	10,272,194	4,109,208
Operating lease liabilities - current	959,909	434,411
Convertible note payable	14,416,956	2,933,030
Taxes payable	584,220	1,208,348
Current liabilities held for discontinued operations	-	4,866,934
TOTAL CURRENT LIABILITIES	29,040,302	14,795,390

Income tax payable - noncurrent portion	446,860	506,441
Operating lease liabilities - non-current	1,025,967	352,863
Deferred tax liability	-	285,699
TOTAL LIABILITIES	30,513,129	15,940,393

Commitments and contingencies	-	-

EQUITY:
Common stock; par value $0.001, 100,000,000 shares authorized; 10,983,863 and 7,881,482 shares issued and outstanding at June 30, 2022 and 2021	10,984	7,881
Additional paid-in capital	52,998,924	41,105,806
Subscription receivable	(3,024,000)	(8,535,203)
Statutory reserve	4,198,107	4,198,107
Retained earnings (accumulated deficit)	(18,372,023)	8,661,071
Accumulated other comprehensive loss	(2,100,756)	(731,805)
Total Stockholders’ equity of Shineco, Inc.	33,711,236	44,705,857
Non-controlling interest	(398,348)	672,349
TOTAL EQUITY	33,312,888	45,378,206

TOTAL LIABILITIES AND EQUITY	$63,826,017	$61,318,599

The accompanying notes are an integral part of these consolidated financial statements

F-6

SHINECO, INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	For the Years Ended June 30,
	2022	2021

REVENUE	$2,186,460	$3,021,704

COST OF REVENUE
Cost of product and services	2,222,880	3,309,398
Stock written off due to natural disaster	1,574,241	3,942,784
Business and sales related tax	2	5,673
Total cost of revenue	3,797,123	7,257,855

GROSS LOSS	(1,610,663)	(4,236,151)

OPERATING EXPENSES
General and administrative expenses	20,216,802	17,131,400
Selling expenses	43,197	45,384
Impairment loss of distribution rights	1,140,551	-
Total operating expenses	21,400,550	17,176,784

LOSS FROM OPERATIONS	(23,011,213)	(21,412,935)

OTHER INCOME (EXPENSE)
Impairment loss on an unconsolidated entity	(165,349)	-
Loss from equity method investment	(132,554)	-
Other income (expenses), net	51,253	(55,746)
Amortization of debt issuance costs	(1,379,777)	-
Interest income (expenses), net	(288,370)	29,236
Total other loss	(1,914,797)	(26,510)

LOSS BEFORE PROVISION FOR INCOME TAXES FROM CONTINUING OPERATIONS	(24,926,010)	(21,439,445)

BENEFIT FOR INCOME TAXES	(292,266)	-

NET LOSS FROM CONTINUING OPERATIONS	(24,633,744)	(21,439,445)

DISCONTINUED OPERATIONS:
Loss from discontinued operations, net of taxes	-	(10,616,988)
Loss on disposal of discontinued operations	(2,433,395)	-
Net loss from discontinued operations	(2,433,395)	(10,616,988)

NET LOSS	(27,067,139)	(32,056,433)

Net loss attributable to non-controlling interest	(34,045)	(610,986)

NET LOSS ATTRIBUTABLE TO SHINECO, INC.	$(27,033,094)	$(31,445,447)

COMPREHENSIVE LOSS
Net loss	$(27,067,139)	$(32,056,433)
Other comprehensive income (loss): foreign currency translation income (loss)	(1,332,936)	5,648,845
Total comprehensive loss	(28,400,075)	(26,407,588)
Less: comprehensive income (loss) attributable to non-controlling interest	1,970	(514,171)

COMPREHENSIVE LOSS ATTRIBUTABLE TO SHINECO, INC.	$(28,402,045)	$(25,893,417)

Weighted average number of shares basic and diluted	9,458,077	4,401,048

Basic and diluted loss per common share	$(2.86)	$(7.14)

Loss per common share
Continuing operations - Basic and Diluted	(2.60)	(4.86)
Discontinued operations - Basic and Diluted	(0.26)	(2.28)
Net loss per common share - basic and diluted	(2.86)	(7.14)

The accompanying notes are an integral part of these consolidated financial statements

F-7

SHINECO, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED JUNE 30, 2022 AND 2021

						RETAINED	ACCUMULATED
				ADDITIONAL		EARNINGS	OTHER	NON-
	COMMON STOCK		SUBSCRIPTION	PAID-IN	STATUTORY	(ACCUMULATED	COMPREHENSIVE	CONTROLLING	TOTAL
	SHARES*	AMOUNT	RECEIVABLE	CAPITAL	RESERVE	DEFICIT)	LOSS	INTEREST	EQUITY
Balance at June 30, 2020	3,039,943	$3,040	$-	$27,302,051	$4,198,107	$40,106,518	$(6,283,835)	$1,186,520	$66,512,401

Stock issuance	4,841,539	4,841	(8,535,203)	13,736,785	-	-	-	-	5,206,423
Beneficial conversion feature associated with convertible notes	-	-		66,970	-	-	-	-	66,970
Net income loss for the year	-	-	-	-	-	(31,445,447)	-	(610,986)	(32,056,433)
Foreign currency translation gain	-	-	-	-	-	-	5,552,030	96,815	5,648,845
Balance at June 30, 2021	7,881,482	$7,881	$(8,535,203)	$41,105,806	$4,198,107	$8,661,071	$(731,805)	$672,349	$45,378,206

Stock issuance	1,265,226	1,265	5,511,203	4,168,702	-	-	-	-	9,681,170
Issuance of common shares for convertible notes redemption	1,837,155	1,838	-	7,363,164	-	-	-	-	7,365,002
Beneficial conversion feature associated with convertible notes	-	-	-	361,252	-	-	-	-	361,252
Disposal of Ankang	-	-	-	-	-	-	-	(1,072,667)	(1,072,667)
Net loss for the year	-	-	-	-	-	(27,033,094)	-	(34,045)	(27,067,139)
Foreign currency translation gain (loss)	-	-	-	-	-	-	(1,368,951)	36,015	(1,332,936)
Balance at June 30, 2022	10,983,863	$10,984	$(3,024,000)	$52,998,924	$4,198,107	$(18,372,023)	$(2,100,756)	$(398,348)	$33,312,888

*	Retrospectively restated for effect of stock split on August 14, 2020.

The accompanying notes are an integral part of these consolidated financial statements

F-8

SHINECO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(27,067,139)	$(32,056,433)
Net loss from discontinued operations, net of tax	(2,433,395)	(10,616,988)
Net loss from continuing operations	(24,633,744)	(21,439,445)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	554,368	697,093
Loss from disposal of property and equipment	7,980	142,982
Provision for doubtful accounts	8,743,044	13,462,790
Provision for inventory reserve	113,139	118,598
Stock written off due to natural disaster	1,574,241	3,942,784
Deferred tax benefit	(285,812)	-
Loss from equity method investment	132,554	-
Amortization of right of use assets	1,006,078	181,257
Impairment loss on distribution rights	1,140,551	-
Impairment loss on an unconsolidated entity	165,349	-
Impairment loss on property and equipment	741,644	-
Impairment loss on ROU	2,268,344	-
Amortization of debt issuance costs	1,379,777	-
Accrued interest expense for convertible notes	830,401	-
Accrued interest expenses due to related parties	9,390	-
Accrued interest income from related parties	(266,656)	-
Accrued interest income from third parties	(592,401)	-

Changes in operating assets and liabilities:
Accounts receivable	(834,891)	(2,833,647)
Advances to suppliers	2,851,460	(3,345,800)
Inventories	(1,645,742)	(4,605,123)
Other current assets	(1,438,448)	(506,128)
Accounts payable	(75,008)	(37,668)
Advances from customers	(544)	530
Other payables	3,845,658	(274,912)
Operating lease liabilities	(629,939)	(433,869)
Taxes payable	(673,355)	(430,216)
Net cash used in operating activities from continuing operations	(5,712,562)	(15,360,774)
Net cash provided by operating activities from discontinued operations	-	711,217
Net cash used in operating activities	(5,712,562)	(14,649,557)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property and equipment	(309,456)	-
Proceeds from disposal of property and equipment	1,549	-
Payment made for loans to third parties	(15,802,850)	-
Payment made for loans to related parties	(6,597,593)	-
Investment in unconsolidated entity	(750,000)	-
Acquisition of a VIE - Guangyuan, net of cash	112,070	-
Disposal of a VIE - Ankang, net of cash	(12,669,913)	-
Net cash used in investing activities from continuing operations	(36,016,193)	-
Net cash provided by investing activities from discontinued operations	-	1,262,305
Net cash provided (used in) by investing activities	(36,016,193)	1,262,305

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	9,681,171	5,206,423
Proceeds from (repayments of) advances from related parties	1,731,064	(291,022)
Proceeds from issuance of convertible notes	17,000,000	3,000,000
Net cash provided by financing activities from continuing operations	28,412,235	7,915,401
Net cash used in financing activities from discontinued operations	-	(679,470)
Net cash provided by financing activities	28,412,235	7,235,931

EFFECT OF EXCHANGE RATE CHANGE ON CASH	(542,643)	2,804,343

NET DECREASE IN CASH AND CASH EQUIVALENTS	(13,859,163)	(3,346,978)

CASH AND CASH EQUIVALENTS - Beginning of the year	29,024,394	32,371,372

CASH AND CASH EQUIVALENTS - End of the year	15,165,231	29,024,394

Less: cash and cash equivalents of discontinued operations - Ended of the year	-	12,681,483

Cash and cash equivalents of continuing operations - Ended of the year	$15,165,231	$16,342,911

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$-	$668,477
Cash paid for interest	$-	$115,806

SUPPLEMENTAL NON-CASH OPERATING ACTIVITY:
Issuance of common shares for convertible notes redemption	$7,365,002	$-
Right-of-use assets obtained in exchange for operating lease obligations	$1,936,837	$668,302
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$1,048,857	$-

The accompanying notes are an integral part of these consolidated financial statements

F-9

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Shineco, Inc. (“Shineco” or the “Company”) was incorporated in the State of Delaware on August 20, 1997. The Company is a holding company whose primary purpose is to develop business opportunities in the People’s Republic of China (the “PRC” or “China”).

On December 30, 2004, the Company acquired all of the issued and outstanding shares of Beijing Tenet-Jove Technological Development Co., Ltd. (“Tenet-Jove”), a PRC company, in exchange for restricted shares of the Company’s common stock, and the sole operating business of the Company became that of its subsidiary, Tenet-Jove. Tenet-Jove was incorporated on December 15, 2003 under the laws of China. Consequently, Tenet-Jove became a 100% owned subsidiary of Shineco and was officially granted the status of a wholly foreign-owned entity by Chinese authorities on July 14, 2006. This transaction was accounted for as a recapitalization. Tenet-Jove owns 90% interest of Tianjin Tenet Huatai Technological Development Co., Ltd. (“Tenet Huatai”).

On December 31, 2008, June 11, 2011, and May 24, 2012, Tenet-Jove entered into a series of contractual agreements including an Executive Business Cooperation Agreement, a Timely Reporting Agreement, an Equity Interest Pledge Agreement, and an Executive Option Agreement (collectively, the “VIE Agreements”), with each one of the following entities, Ankang Longevity Pharmaceutical (Group) Co., Ltd. (“Ankang Longevity Group”), Yantai Zhisheng International Freight Forwarding Co., Ltd. (“Zhisheng Freight”), Yantai Zhisheng International Trade Co., Ltd. (“Zhisheng Trade”), Yantai Mouping District Zhisheng Agricultural Produce Cooperative (“Zhisheng Agricultural”), and Qingdao Zhihesheng Agricultural Produce Services., Ltd. (“Qingdao Zhihesheng”). On February 24, 2014, Tenet-Jove entered into the same series of contractual agreements with Shineco Zhisheng (Beijing) Bio-Technology Co., Ltd. (“Zhisheng Bio-Tech”), which was incorporated in 2014. Zhisheng Bio-Tech, Zhisheng Freight, Zhisheng Trade, Zhisheng Agricultural, and Qingdao Zhihesheng are collectively referred to herein as the “Zhisheng VIEs.”

Pursuant to the VIE Agreements, Tenet-Jove has the exclusive right to provide to the Zhisheng VIEs and Ankang Longevity Group consulting services related to their business operations and management. All the above contractual agreements obligate Tenet-Jove to absorb a majority of the risk of loss from the Zhisheng VIEs and Ankang Longevity Group’s activities and entitle Tenet-Jove to receive a majority of their residual returns. In essence, Tenet-Jove has become the primary beneficiary of the operations of the Zhisheng VIEs and Ankang Longevity Group. Therefore, the Zhisheng VIEs and Ankang Longevity Group are treated as variable interest entities (“VIEs”) under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.” Accordingly, the accounts of these entities are consolidated with those of Tenet-Jove.

Since Shineco is effectively controlled by the majority shareholders of the Zhisheng VIEs and Ankang Longevity Group, Shineco owns 100% of Tenet-Jove. Accordingly, Shineco, Tenet-Jove, and the VIEs, the Zhisheng VIEs and Ankang Longevity Group are effectively controlled by the same majority shareholders. Therefore, Shineco, Tenet-Jove, and the VIEs of Tenet-Jove are considered under common control. The consolidation of Tenet-Jove and its VIEs into Shineco was accounted for at historical cost and prepared on the basis as if the aforementioned exclusive contractual agreements between Tenet-Jove and its VIEs had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

On September 30, 2017, Tenet-Jove established Xinjiang Shineco Taihe Agriculture Technology Ltd. (“Xinjiang Taihe”) with registered capital of RMB10.0 million (US$1,502,650). On September 30, 2017, Tenet-Jove established Xinjiang Tianyi Runze Bioengineering Co., Ltd. (“Runze”) with registered capital of RMB10.0 million (US$1,502,650). Xinjiang Taihe and Runze became wholly-owned subsidiaries of Tenet-Jove. The Company ceased the business operation of Xinjiang Taihe and Runze in September 2020 and October 2020, respectively.

F-10

On December 10, 2016, Tenet-Jove entered into a purchase agreement with Tianjin Tajite E-Commerce Co., Ltd. (“Tianjin Tajite”), an online e-commerce company based in Tianjin, China, specializing in distributing Luobuma related products and branded products of Daiso 100-yen shops, pursuant to which Tenet-Jove would acquire a 51% equity interest in Tianjin Tajite for cash consideration of RMB14,000,000 (approximately US$2.1 million). On December 25, 2016, the Company paid the full amount as the deposit to secure the deal. In May, 2017, the Company amended the agreement and required Tianjin Tajite to satisfy certain preconditions related to product introductions into China. On October 26, 2017, the Company completed the acquisition for 51% of the shares in Tianjin Tajite. On May 5, 2019, two minority shareholders of Tianjin Tajite transferred their 26.4% of the equity interest to the Company. There was no consideration paid for the transfers, and after the transfers, the Company owns 77.4% equity interest of Tianjin Tajite.

On March 13, 2019, Tenet-Jove established Beijing Tenjove Newhemp Biotechnology Co., Ltd. (“TNB”) with registered capital of RMB10.0 million (US$1,502,650). TNB became a wholly-owned subsidiary of Tenet-Jove.

On December 07, 2021, the Company established Shineco Life Science Research Co., Ltd. (“Life Science”) as a wholly foreign-owned entity with registered capital of US$10.0 million.

On April 13, 2022, the Company established Shineco Life Science Group Hong Kong Co., Limited (“Life Science HK”) as a wholly owned entity with registered capital of US$10.0 million. On April 24, 2022, the Company entered into a Share Transfer Agreement (“Agreement”) with Life Science HK. Pursuant to the Agreement, the Company transferred its 100% of the equity interest of Life Science to Life Science HK. There was no consideration paid for the transfer, and after the transfer, Life Science became a wholly-owned subsidiary of Life Science HK.

On July 23, 2020, Shanghai Jiaying International Trade Co., Ltd. (“Shanghai Jiaying”) was established with registered capital of RMB200 million (approximately US$29.9 million). Tenet-Jove owned an equity interest of 90% of Shanghai Jiaying, and the remaining 10% equity interests was owned by an individual shareholder. Jiaying Trade did engage in any active business operations, and the operating of Shanghai Jiaying was ceased on December 21, 2021.

On January 7, 2021, Inner Mongolia Shineco Zhonghemp Biotechnology Co., Ltd. (“SZB”) was established with registered capital of RMB50 million (approximately US$7.5 million). Tenet-Jove owned an equity interest of 55% of SZB, and the remaining 45% equity interests was owned by an individual shareholder. SZB is currently not engaging in any active business operations.

On June 8, 2021, Tenet-Jove entered into a Restructuring Agreement with various parties. Pursuant to the terms of the Restructuring Agreement, (i) the Company transferred all of its rights and interests in Ankang Longevity to Yushe County Guangyuan Forest Development Co., Ltd. (“Guangyuan”)’s Shareholders in exchange for Guangyuan Shareholders entering into the VIE Agreements with Tenet-Jove, which composes of one group of similar identifiable assets; (ii) Tenet-Jove entered a Termination Agreement with Ankang Longevity and the Ankang Shareholders; (iii) as a consideration to the Restructuring Agreement and based on a valuation report on the equity interests of Guangyuan issued by an independent third party, Tenet-Jove relinquished all of its rights and interests in Ankang Longevity and transferred those rights and interests to the Guangyuan Shareholders; and (iv) Guangyuan and the Guangyuan Shareholders entered into a series of variable interest entity agreements with Tenet-Jove. After signing of the Restructuring Agreement, the Company and the shareholders of Ankang and Guangyuan actively carried out the transferring of rights and interests in Ankang and Guangyuan, and the transferring was completed subsequently on July 5, 2021. Afterwards, with the completion of all other follow-ups works, on August 16, 2021, the Company, through its subsidiary Tenet-Jove, completed the previously announced acquisition pursuant to the Restructuring Agreement dated June 8, 2021.

The Company, its subsidiaries, its VIEs, and its VIEs’ subsidiaries (collectively the “Group”) operate four main business segments: 1) Tenet-Jove is engaged in manufacturing and selling Bluish Dogbane and related products, also known in Chinese as “Luobuma,” including therapeutic clothing and textile products made from Luobuma; 2) Qingdao Zhihesheng and Guanyuan are engaged in planting, processing, and distributing green agricultural produce; (“Agricultural Products”); 3) Zhisheng Freight is providing domestic and international logistic services (“Freight Services”); and, 4) Ankang Longevity Group, which is reclassified as discontinued operations, manufactures traditional Chinese medicinal herbal products as well as other retail pharmaceutical products. These different business activities and products can potentially be integrated and benefit from one another.

F-11

NOTE 2. GOING CONCERN UNCERTAINTIES

As disclosed in the Company’s consolidated financial statements, the Company had recurring net losses of US$27,067,139 and US$32,056,433, and continuing cash outflow of US$5,712,562 and US$14,649,557 from operating activities for the years ended June 30, 2022 and 2021. Management believes these factors raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months. In assessing the Company’s going concern, management monitors and analyzes the Company’s cash on-hand and its ability to generate sufficient revenue sources in the future to support its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Direct offering and debt financing have been utilized to finance the working capital requirements of the Company. In addition, the Company’s shareholders, made pledges to provide continuous financial support to the Company whenever the Company has liquidity difficulty for at least next 12 months from the date of this filing.

Despite those negative financial trends, as of June 30, 2022, the Company had positive working capital due to the following measurements the management has taken to enhance the Company’s liquidity:

1)	On June 13, 2022, the Company entered into a certain stock purchase agreement with certain non-U.S. investors (the “Purchasers”), pursuant to which the Company agreed to sell, and the Purchasers agreed to purchase, severally and not jointly, an aggregate of 2,354,500 shares of common stock of the Company (the “Shares”) at a price of US$2.12 per share. The closing for the offer and sale of the Shares occurred on July 26, 2022 and the Company issued the Shares in exchange for gross proceeds of $4,991,540.

2)	On August 11, 2022, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain non-US investors (the “Investors”). Under the Purchase Agreement, the Company will sell to the Investors, up to 1,921,683 shares (the “Shares”) of its common stock at a per share purchase price of $0.915 for gross proceeds of up to US$1,758,340. As the date of this report, proceeds amounted to US$1.0 million has been received by the Company, and the remaining balance of the proceeds is expected to be fully collected by December 31, 2022.

Management believes that the foregoing measures collectively will provide sufficient liquidity for the Company to meet its future liquidity needs 12 months from this report issuance date.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements of the Company reflect the principal activities of the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries. The non-controlling interest represents the minority shareholders’ interest in the Company’s majority owned subsidiaries and the VIEs. All intercompany accounts and transactions have been eliminated in consolidation.

Consolidation of Variable Interest Entities

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs and their subsidiaries with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

There are no consolidated assets of the VIEs and the VIEs’ subsidiaries that are collateral for the obligations of the VIEs and the VIEs’ subsidiaries and can only be used to settle the obligations of the VIEs and the VIEs’ subsidiaries.

As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors or beneficial interest holders   of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs in normal course of business.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs and the VIEs’ subsidiaries. However, if the VIEs and the VIEs’ subsidiaries ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs and the VIEs’ subsidiaries through loans to the shareholder of the VIEs and the VIEs’ subsidiaries or entrustment loans to the VIEs and the VIEs’ subsidiaries.

The total carrying amount of the VIEs and their subsidiaries’ consolidated assets and liabilities and income information were as follows:

	June 30, 2022	June 30, 2021

Current assets	$34,723,255	$44,631,744
Plant and equipment, net	1,446	4,698,184
Other non-current assets	1,211,293	4,894,445
Total assets	35,935,994	54,224,373
Total liabilities	(5,719,289)	(7,377,886)
Net assets	$30,216,705	$46,846,487

	For the years ended June 30,
	2022	2021
Net sales	$2,142,511	$10,991,641
Gross loss	$(1,556,403)	$(3,165,304)
Loss from operations	$(11,476,699)	$(22,319,655)
Net loss attributable to Shineco, Inc.	$(14,023,582)	$(27,754,161)

The carrying amount of the VIEs and their subsidiaries’ consolidated assets and liabilities and income information held for discontinued operations were as follows:

	June 30, 2022	June 30, 2021

Current assets	$-	$19,659,742
Plant and equipment, net	-	3,683,525
Other non-current assets	-	1,359,506
Total assets	-	24,702,773
Total liabilities	-	(4,866,934)
Net assets	$-	$19,835,839

F-12

	For the years ended June 30,
	2022	2021
Net sales	$-	$8,085,527
Gross profit	$-	$986,174
Loss from operations	$-	$(4,544,819)
Net loss attributable to Shineco, Inc.	$(2,433,395)	$(10,038,088)

The carrying amount of the VIEs and their subsidiaries’ consolidated assets and liabilities and income information held for continued operations were as follows:

	June 30, 2022	June 30, 2021

Current assets	$34,723,255	$24,972,002
Plant and equipment, net	1,446	1,014,659
Other non-current assets	1,211,293	3,534,939
Total assets	35,935,994	29,521,600
Total liabilities	(5,719,289)	(2,510,952)
Net assets	$30,216,705	$27,010,648

	For the years ended June 30,
	2022	2021
Net sales	$2,142,511	$2,906,114
Gross loss	$(1,556,403)	$(4,151,478)
Loss from operations	$(11,476,699)	$(17,774,836)
Net loss attributable to Shineco, Inc.	$(11,590,187)	$(17,716,073)

Non-controlling Interests

U.S. GAAP requires that non-controlling interests in subsidiaries and affiliates be reported in the equity section of a company’s balance sheet. In addition, the amounts attributable to the non-controlling interests in the net income of these entities are reported separately in the consolidated statements of loss and comprehensive loss.

Risks and Uncertainties

The operations of the Company are located in the PRC and are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in the PRC, and by changes in governmental policies or interpretations with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things. Although the Company has not experienced losses from these factors and believes that it is in compliance with existing laws and regulations, there is no guarantee that the Company will continue to do so in the future.

Members of the current management team own controlling interests in the Company and are also the owners of the VIEs in the PRC. The Company only has contractual arrangements with the VIEs, which obligate it to absorb the risk of loss and to receive the residual expected returns. As such, the controlling shareholders of the Company and the VIEs could cancel these agreements or permit them to expire at the end of the agreement terms, as a result of which the Company would not retain the economic benefits from the VIEs. In addition, should these agreements be challenged or litigated, they would also be subject to the laws and courts of the PRC legal system, which could make enforcing the Company’s rights difficult.

F-13

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting periods. Significant estimates required to be made by management include, but are not limited to, useful lives of property and equipment, and intangible assets, the recoverability of long-lived assets, and the valuation of accounts receivable, advances to suppliers, deferred taxes, and inventory reserves. Actual results could differ from those estimates.

Revenue Recognition

We previously recognized revenue from sales of Luobuma products, Chinese medicinal herbal products, and agricultural products, as well as providing logistic services and other processing services to external customers. We recognized revenue when all of the following have occurred: (i) there was persuasive evidence of an arrangement with a customer; (ii) delivery had occurred or services had been rendered; (iii) the sales price was fixed or determinable; and (iv) our collection of such fees was reasonably assured. These criteria, as related to our revenue, were considered to have been met as follows:

Sales of products: The Company recognized revenue from the sale of products when the goods were delivered and title to the goods passed to the customer, provided that there were no uncertainties regarding customer acceptance; persuasive evidence of an arrangement existed; the sales price was fixed or determinable; and collectability was deemed probable.

Revenue from the provision of services: The Company merely acts as an agent in this type of services transactions. Revenue from domestic air and overland freight forwarding services was recognized upon the performance of services as stipulated in the underlying contract or when commodities were being released from the customer’s warehouse; the service price was fixed or determinable; and collectability was deemed probable.

With the adoption of ASC 606, “Revenue from Contracts with Customers,” revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The Company adopted the new revenue standard beginning July 1, 2018, and adopted a modified retrospective approach upon adoption. The Company has assessed the impact of the guidance by reviewing its existing customer contracts to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control, and principal versus agent considerations. In accordance with ASC 606, the Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Company is a principal, that the Company obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Company is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which the Company earns in exchange for arranging for the specified goods or services to be provided by other parties. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash on deposit, and other highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased. The Company maintains cash with various financial institutions mainly in the PRC. As of June 30, 2022 and 2021, the Company had no cash equivalents.

Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights over and interests in their deposited money. PRC banks are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Company monitors the banks utilized and has not experienced any problems.

Accounts Receivable, Net

Accounts receivable are recorded at net realizable value, consisting of the carrying amount less an allowance for uncollectible accounts, as necessary. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customers’ historical payment history, their current credit-worthiness, and current economic trends. The fair value of long-term receivables is determined using a present value technique by discounting the future expected contractual cash flows using current rates at which similar instruments would be issued at the measurement date. As of June 30, 2022 and 2021, the allowance for doubtful accounts from the continuing operations was US$7,317,236 and US$9,805,402, respectively. As of June 30, 2022 and 2021, the allowance for doubtful accounts from the discontinued operations was US$ nil and US$3,675,619, respectively. Accounts are written off against the allowance after efforts at collection prove unsuccessful.

Inventories, Net

Inventories, which are stated at the lower of cost or net realizable value, consist of raw materials, work-in-progress, and finished goods related to the Company’s products. Cost is determined using the first in first out (“FIFO”) method. Agricultural products that the Company farms are recorded at cost, which includes direct costs such as seed selection, fertilizer, labor cost and contract fees that are spent in growing agricultural products on the leased farmland, and indirect costs which include amortization of prepayments of farmland leases and farmland development costs. All the costs are accumulated until the time of harvest and then allocated to the harvested crops costs when they are sold. The Company periodically evaluates its inventory and records an inventory reserve for certain inventories that may not be saleable or whose cost exceeds net realizable value. As of June 30, 2022 and 2021, the inventory reserve from the continuing operations was US$1,249,543 and US$1,349,288, respectively. As of June 30, 2022 and 2021, the inventory reserve from the discontinued operations were both US$ nil.

Advances to Suppliers, Net

Advances to suppliers consist of payments to suppliers for materials that have not been received. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. As of June 30, 2022 and 2021, the Company had an allowance for uncollectible advances to suppliers from the continuing operations of US$13,544,627 and US$11,546,609, respectively. As of June 30, 2022 and 2021, the Company had an allowance for uncollectible advances to suppliers from the discontinued operations of US$ nil and US$1,773,698, respectively.

Business Acquisitions

Business acquisitions are accounted for under the acquisition method. The acquisition method requires the reporting entity to identify the acquirer, determine the acquisition date, recognize and measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired entity, and recognize and measure goodwill or a bargain gain from the purchase. The acquiree’s results are included in the Company’s consolidated financial statements from the date of acquisition. Assets acquired and liabilities assumed are recorded at their fair values on the date acquired and the excess of the purchase price over the amounts assigned is recorded as goodwill, or if the fair value of the net assets acquired exceeds the purchase price consideration, a bargain purchase gain is recorded. Adjustments to fair value assessments are generally recorded to goodwill over the measurement period (not longer than 12 months). The acquisition method also requires that acquisition-related transaction and post-acquisition restructuring costs be charged to expense as committed, and requires the Company to recognize and measure certain assets and liabilities, including those arising from contingencies and contingent consideration in a business combination.

F-14

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, goodwill of the reporting unit would be considered impaired. To measure the amount of the impairment loss, the implied fair value of a reporting unit’s goodwill is compared to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. For each of these tests, the fair value of each of the Company’s reporting units is determined using a combination of valuation techniques, including a discounted cash flow methodology. To corroborate the discounted cash flow analysis performed at each reporting unit, a market approach is utilized using observable market data such as comparable companies in similar lines of business that are publicly traded or which are part of a public or private transaction (to the extent available).

Leases

The Company adopted ASU 2016-02, “Leases” on July 1, 2019 and used the alternative transition approach, which permits the effects of adoption to be applied at the effective date. The new standard provides a number of optional practical expedients in transition. The Company elected the “package of practical expedients,” which permits it not to reassess under the new standard its prior conclusions about lease identification, lease classification, and initial direct costs. The Company also elected the short-term lease exemption and combining the lease and non-lease components practical expedients. The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s balance sheet for office space operating leases. Upon adoption, the Company recognized additional operating liabilities of approximately US$0.5 million, with corresponding ROU assets of US$3.6 million based on the present value of the remaining rental payments under current leasing standards for existing operating leases. There was no cumulative effect of adopting the standard. All ROU assets are reviewed for impairment annually. For the years ended June 30, 2022 and 2021, the Company had an impairment for ROU lease assets from the continuing operations of US$2,268,344 and US$ nil, respectively. For the years ended June 30, 2022 and 2021, the impairment for ROU lease assets from the discontinued operations were both US$ nil.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Expenditures for additions, major renewals, and betterments are capitalized, and expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided on a straight-line basis, less estimated residual value, if any, over an asset’s estimated useful life. Farmland leasehold improvements are amortized over the shorter of lease term or estimated useful lives of the underlying assets. The estimated useful lives of the Company’s property and equipment are as follows:

Estimated useful lives

Buildings	20-50 years
Machinery equipment	5-10 years
Motor vehicles	5-10 years
Office equipment	5-10 years
Farmland leasehold improvements	12-18 years
Leasehold improvement	Lesser of useful life and lease term

F-15

Land Use Rights, Net

According to Chinese laws and regulations regarding land use rights, land in urban districts is owned by the state, while land in the rural areas and suburban areas, except otherwise provided for by the state, is collectively owned by individuals designated as resident farmers by the state. In accordance with the legal principle that land ownership is separate from the right to the use of the land, the government grants individuals and companies the rights to use parcels of land for a specified period of time. Land use rights, which are usually prepaid, are stated at cost less accumulated amortization. Amortization is provided over the life of the land use rights, using the straight-line method. The useful life is 50 years, based on the term of the land use rights.

Long-lived Assets

Finite-lived assets and intangibles are reviewed for impairment testing when circumstances require. For purposes of evaluating the recoverability of long-lived assets, when undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value. The long-lived assets of the Company that are subject to evaluation consist primarily of property and equipment, land use rights, distribution right, ROU assets and investments. For the years ended June 30, 2022 and 2021, the Company had an impairment for long-lived assets from the continuing operations of US$4,315,888 and US$ nil, respectively. For the years ended June 30, 2022 and 2021, the impairment for long-lived assets from the discontinued operations were both US$ nil.

Fair Value of Financial Instruments

The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures.” ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs, other than quoted prices in level, that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the asset or liability.

The carrying value of financial instruments included in current assets and liabilities approximate their fair values because of the short-term nature of these instruments.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

F-16

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This ASC also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company did not have any uncertain tax positions from the continuing operations and the discontinued operations at June 30, 2022 and 2021. The Company had not provided deferred taxes for undistributed earnings of non-U.S. subsidiaries from the continuing operations and the discontinued operations at June 30, 2022, as it is the Company’s policy to indefinitely reinvest these earnings in non-U.S. operations. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

The statute of limitations for the Company’s U.S. federal income tax returns and certain state income tax returns remains open for tax year 2019 and thereafter. As of June 30, 2022, the tax years ended December 31, 2017 through December 31, 2021 for the Company’s PRC subsidiaries remained open for statutory examination by PRC tax authorities.

On December 22, 2017, the “Tax Cuts and Jobs Act” (“The Act”) was enacted. Under the provisions of The Act, the U.S. corporate tax rate decreased from 35% to 21%. As the Company has a June 30 fiscal year end, the lower corporate income tax rate was phased in, resulting in a U.S. statutory federal rate of approximately 28% for our fiscal year ended June 30, 2018, and 21% for subsequent fiscal years. Additionally, The Act imposes a one-time transition tax on deemed repatriation of historical earnings of foreign subsidiaries, and future foreign earnings are subject to U.S. taxation. The change in rate caused the Company to re-measure its income tax liability and record an estimated income tax expense of US$744,766 for the year ended June 30, 2018. On December 22, 2017, Staff Accounting Bulletin No. 118 (“SAB 118”) was issued to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of The Act. In accordance with SAB 118, additional work is necessary to do a more detailed analysis of The Act as well as potential correlative adjustments. Any subsequent adjustment to these amounts will be recorded to current tax expense in fiscal 2019 when the analysis is complete. The Company elects to pay the transition tax over an eight-year period using specified percentages (eight percent per year for the first five years, 15 percent in year six, 20 percent in year seven, and 25 percent in year eight).

Value-Added Tax

Sales revenue represents the invoiced value of goods, net of a value-added tax (“VAT”). Before May 1, 2018, all of the Company’s products that were sold in the PRC were subject to a Chinese value-added tax at a rate of 17% of the gross sales price. After May 1, 2018, the Company was subject a tax rate of 16%, and after April 1, 2019, the tax rate was further reduced to 13% based on the new Chinese tax law. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing finished products or acquiring finished products. The Company records a VAT payable or VAT receivable in the accompanying consolidated financial statements.

Foreign Currency Translation

The Company uses the United States dollar (“U.S. dollars,” “USD,” or “US$”) for financial reporting purposes. The Company’s subsidiaries and VIEs maintain their books and records in their functional currency of Renminbi (“RMB”), the currency of the PRC.

In general, for consolidation purposes, the Company translates the assets and liabilities of its subsidiaries and VIEs into U.S. dollars using the applicable exchange rates prevailing at the balance sheet date, and the statements of income and cash flows are translated at average exchange rates during the reporting periods. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Equity accounts are translated at historical rates. Adjustments resulting from the translation of the financial statements of the subsidiaries and VIEs are recorded as accumulated other comprehensive loss.

F-17

The balance sheet amounts, with the exception of equity, at June 30, 2022 and 2021 were translated at 1 RMB to 0.1493 USD and at 1 RMB to 0.1549 USD, respectively. The average translation rates applied to the income and cash flow statement amounts for the years ended June 30, 2022 and 2021 were 1 RMB to 0.1549 USD and 1 RMB to 0.1510 USD, respectively.

Convertible Notes Payable

In accordance with ASC 470 Debt with conversion and other option, an embedded beneficial conversion feature present in a convertible instrument shall be recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. Issuance costs should be allocated proportionally to the debt host and conversion feature. Deferred financing costs will be discounted and amortized subsequently, and the convertible notes are subsequently carried at amortized cost.

Comprehensive Loss

Comprehensive loss consists of two components, net loss and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive income (loss) in the consolidated statements of loss and comprehensive loss.

Equity Investment

An investment in which the Company has the ability to exercise significant influence, but does not have a controlling interest, is accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock between 20% and 50%, and other factors, such as representation on the board of directors, voting rights, and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

Loss per Share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., outstanding convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the years ended June 30, 2022 and 2021.

F-18

The following table presents a reconciliation of basic and diluted loss per share for the years ended June 30, 2022 and 2021:

	For the years ended June 30,
	2022	2021
Net loss from continuing operations attributable to Shineco	$(24,599,699)	$(21,407,359)
Net loss from discontinued operations attributable to Shineco	(2,433,395)	(10,038,088)
Net loss attributable to Shineco	(27,033,094)	(31,445,447)

Weighted average shares outstanding - basic and diluted	9,458,077	4,401,048

Net loss from continuing operations per share of common share
Basic and diluted	$(2.60)	$(4.86)

Net loss from discontinued operations per share of common share
Basic and diluted	$(0.26)	$(2.28)

Net loss per share of common share
Basic and diluted	$(2.86)	(7.14)

Reclassifications

Certain prior year balances were reclassified to conform to the current year’s presentation with consideration of reflecting the Company’s Ankang Longevity Group as discontinued operations. None of these reclassifications had an impact on reported financial position or cash flows for any of the periods presented.

New Accounting Pronouncements

In November 2019, the FASB issued ASU No. 2019-08, Compensation - Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). The guidance identifies, evaluates, and improves areas of GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided. The amendments in that ASU expanded the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. For entities that have adopted the amendments in Update 2018-07, the updated guidance is effective for annual periods beginning after December 15, 2019, and is applicable to the Company in fiscal 2021. Early adoption is permitted. The Company adopted this ASU on July 1, 2020 and the adoption of this ASU did not have a material impact on its financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. The FASB is issuing this Update as part of its initiative to reduce complexity in accounting standards (the “Simplification Initiative”). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The specific areas of potential simplification in this ASU were submitted by stakeholders as part of the Simplification Initiative. For public business entities, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company adopted this ASU on July 1, 2021 and the adoption of this ASU did not have a material impact on its financial statements.

F-19

In March 2020, the FASB issued ASU 2020-03, Codification Improvements to Financial Instruments, (“ASU 2020-03”). ASU 2020-03 improves various financial instruments topics, including the CECL Standard. ASU 2020-03 includes seven different issues that describe the areas of improvement and the related amendments to GAAP, intended to make the standards easier to understand and apply by eliminating inconsistencies and providing clarifications. The amendments related to Issue 1, Issue 2, Issue 4, and Issue 5 were effective upon issuance of ASU 2020-03. The amendments related to Issue 3, Issue 6, and Issue 7 were effective for the Company beginning on January 1, 2020. The Company adopted this ASU on July 1, 2020 and the adoption of this ASU did not have a material impact on its financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. The amendments in this standard can be applied anytime between the first quarter of 2020 and the fourth quarter of 2022. The Company is currently in the process of evaluating the impact of adoption of the new rules on the Company’s financial condition, results of operations, cash flows, and disclosures.

The Company believes that other recent accounting pronouncement updates will not have a material effect on the Company’s consolidated financial statements.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

The accounts receivable, net consisted of the following:

	June 30, 2022	June 30, 2021

Accounts receivable	$9,138,790	$19,640,749
Less: allowance for doubtful accounts	(7,317,236)	(13,481,021)
Accounts receivable, net	1,821,554	6,159,728
Less: accounts receivable, net, held for discontinued operations	-	(3,473,057)
Accounts receivable, net, held for continuing operations	$1,821,554	$2,686,671

Movement of allowance for doubtful accounts is as follows:

	June 30, 2022	June 30, 2021

Beginning balance	$13,481,021	$5,235,436
Charge to expense	1,632,670	7,556,516
Less: cessation of subsidiaries and disposal of VIE	(7,524,110)	-
Foreign currency translation adjustments	(272,345)	689,069
Ending balance	$7,317,236	$13,481,021

F-20

NOTE 5 – INVENTORIES, NET

The inventories, net consisted of the following:

	June 30, 2022	June 30, 2021

Raw materials	$67,467	$208,253
Work-in-process	18,709,325	1,232,787
Finished goods	1,191,275	1,512,884
Less: inventory reserve	(1,249,543)	(1,349,288)
Total inventories, net	18,718,524	1,604,636
Less: inventories, net, held for discontinued operations	-	(281,245)
Inventories, net, held for continuing operations	$18,718,524	$1,323,391

Work-in-process includes direct costs such as seed selection, fertilizer, labor cost, and subcontractor fees that are spent in growing agricultural products on the leased farmland, and indirect costs which include amortization of the prepayment of the farmland lease fees and farmland development costs. All the costs are accumulated until the time of harvest and then allocated to harvested crop costs when they are sold.

The Company wrote off inventory amounted to US$1,574,241 and US$3,942,784 during the years ended June 30, 2022 and 2021, respectively. It was due to flood disaster caused by severe typhoon weather in autumn, which resulted in the damage and death of a large number of yew trees.

NOTE 6 – ADVANCES TO SUPPLIERS, NET

The advances to suppliers, net consisted of the following:

	June 30, 2022	June 30, 2021

Advances to suppliers	$13,548,178	$21,810,781
Less: allowance for doubtful accounts	(13,544,627)	(13,320,307)
Advance to suppliers, net	3,551	8,490,474
Less: advance to suppliers, net, held for discontinued operations	-	(700,348)
Advance to suppliers, net, held for continuing operations	$3,551	$7,790,126

Advances to suppliers consist of mainly payments to suppliers for yew trees that have not been received.

Movement of allowance for doubtful accounts is as follows:

	June 30, 2022	June 30, 2021

Beginning balance	$13,320,307	$3,342,590
Charge to expense	4,938,064	9,420,385
Less: cessation of subsidiaries and disposal of VIE	(4,210,407)	-
Foreign currency translation adjustments	(503,337)	557,332
Ending balance	$13,544,627	$13,320,307

F-21

NOTE 7 – OTHER CURRENT ASSETS

Other current assets consisted of the following:

	June 30, 2022	June 30, 2021

Loan to third parties (1)	$16,345,717	$1,654,844
Other receivables (2)	3,246,293	2,770,136
Short-term deposit	164,261	391,274
Prepaid expenses	20,872	46,453
	19,777,143	4,862,707
Less: allowance for doubtful accounts	2,545,565	995,760
Total other current assets, net	17,231,578	3,866,947
Less: other current assets, net, held for discontinued operations	-	(2,523,609)
other current assets, net, held for continuing operations	$17,231,578	$1,343,338

(1)	Loans to third-parties are mainly used for short-term funding to support the Company’s external business partners or employees of the Company. These loans bear interest or no interest and have terms of no more than one year. The Company periodically reviewed the loans to third parties as to whether their carrying values remain realizable. The Company believes that the risk associated with the above loans are relatively low based on the evaluation of the creditworthiness of these third-party debtors and the relationships with them. As the date of the report, approximately US$12.5 million or 76% was collected by the Company and the remaining part was expected to be paid in full by end of June 2023.

(2)	Other receivable are mainly business advances to officers and staffs represent advances for business travel and sundry expenses.

Movement of allowance for doubtful accounts is as follows:

	June 30, 2022	June 30, 2021

Beginning balance	$995,760	$761,782
Charge to expense	2,117,316	158,334
Less: cessation of subsidiaries and disposal of VIE	(326,491)	-
Foreign currency translation adjustments	(241,020)	75,644
Ending balance	$2,545,565	$995,760

F-22

NOTE 8 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30, 2022	June 30, 2021

Buildings	$1,808,172	$8,242,357
Machinery and equipment	27,351	688,979
Motor vehicles	139,077	63,090
Office equipment	178,271	243,543
Leasehold improvement	186,314	-
Farmland leasehold improvements	3,139,729	3,256,339
	5,478,914	12,494,308
Less: accumulated depreciation and amortization	(3,388,640)	(6,556,839)
Less: impairment for property and equipment	(714,802)	-
Total property and equipment, net	1,375,472	5,937,469
Less: property and equipment, net, held for discontinued operations	-	(3,683,525)
Property and equipment, net held for continuing operations	$1,375,472	$2,253,944

Depreciation and amortization expense charged to the continuing operations was US$386,972 and US$255,255 for the years ended June 30, 2022 and 2021, respectively. Depreciation and amortization expense charged to the discontinued operations was US$ nil and US$260,317 for the years ended June 30, 2022 and 2021, respectively.

During the year ended June 30, 2022, the management performed evaluation on the impairment of property and equipment, and impairment loss of US$741,644 and US$ nil was recorded for the years ended June 30, 2022 and 2021. Due to the continuous impact from the COVID-19 pandemic, the Company’s Zhisheng VIEs, has not been able to grow and cultivate green agricultural produce on its leased farmland, and based on the management estimation, these farmlands are unlikely to generate enough future profit and cashflow, hence, the Company decided to record full impairment of leased farmland (Note 12). Therefore, farmland leasehold improvements relating to these farmlands were also fully impaired during the year ended June 30, 2022.

Farmland leasehold improvements consisted of following:

	June 30, 2022	June 30, 2021

Blueberry farmland leasehold improvements	$2,412,079	$2,501,664
Yew tree planting base reconstruction	270,242	280,279
Greenhouse renovation	457,408	474,396
Less: impairment for property and equipment	(3,139,729)	-
Total farmland leasehold improvements	-	3,256,339
Less: farmland leasehold improvement, held for discontinued operations	-	-
Total farmland leasehold improvement, held for continuing operations	$-	$3,256,339

NOTE 9 - LAND USE RIGHTS, NET

Land use rights are recognized at cost less accumulated amortization. According to the Chinese laws and regulations regarding land use rights, land in urban districts is owned by the state, while land in the rural areas and suburban areas, except otherwise provided for by the state, is collectively owned by individuals designated as resident farmers by the state. However, in accordance with the legal principle that land ownership is separate from the right to the use of the land, the government grants the user a “land use right” to use the land. The Company has the land use right to use the land for 50 years and amortizes the rights on a straight-line basis over the period of 50 years.

F-23

	June 30, 2022	June 30, 2021

Land use rights	$-	$1,722,396
Less: accumulated amortization	-	(448,134)
Total land use rights, net	-	1,274,262
Less: land use rights, net, held for discontinued operations	-	(1,274,262)
Land use rights, net, held for continuing operations	$-	$-

For the years ended June 30, 2022 and 2021, amortization expenses from the continuing operations were both US$ nil. For the years ended June 30, 2022 and 2021, the Company recognized amortization expenses from the discontinued operations of US$ nil and US$39,592, respectively.

NOTE 10 - DISTRIBUTION RIGHTS

The Company acquired distribution rights to distribute branded products of Daiso 100-yen shops through the acquisition of Tianjin Tajite. As this distribution right is difficult to acquire and will contribute significant revenue to Tianjin Tajite, such distribution rights were identified and valued as an intangible asset in the acquisition of Tianjin Tajite. The distribution rights, which have no expiration date, have been determined to have an indefinite life. Since the distribution rights have an indefinite life, the Company will evaluate them for impairment at least annually or earlier if determined necessary. During the year ended June 30, 2022, the management performed evaluation on the impairment of distribution rights. As the Company is unable to generate any revenue and profit from the distribution right due to the unfavorable policy of China Customs and current business environment caused by the continuous impact from the COVID-19, the management fully recorded an impairment loss on distribution rights of Tianjin Tajite.

NOTE 11 - INVESTMENTS

In 2013, Ankang Longevity Group entered into two equity investment agreements with Shaanxi Pharmaceutical Group Pai’ang Medicine Co. Ltd. (“Shaanxi Pharmaceutical Group”), a Chinese state-owned pharmaceutical enterprise, to invest a total of RMB6.8 million (approximately US$1.0 million) for a 49% equity interest in a pharmacy retail company called Shaanxi Pharmaceutical Sunsimiao Drugstores Ankang Retail Chain Co., Ltd. (“Sunsimiao Drugstores”), and a 49% equity interest in a pharmaceutical wholesale distribution company named Shaanxi Pharmaceutical Holding Group Longevity Pharmacy Co., Ltd. (“Shaanxi Longevity Pharmacy”). These two entities were incorporated to collaborate with Shaanxi Pharmaceutical Group to expand sales to regional hospitals and clinics and to establish the presence of retail pharmacies under the brand name “Sunsimiao.” The investments were accounted for using the equity method because Ankang Longevity Group has significant influence, but no control of these two entities. The Company’s discontinued operations, Ankang Longevity Group recorded US$ nil and a loss of US$3,784,000 for the years ended June 30, 2022 and 2021, respectively, from the investments, which was included in “Loss from discontinued operations, net of taxes” in the consolidated statements of loss and comprehensive loss (See Note 22). On March 5, 2021, Ankang Longevity Group entered into two equity investment transfer agreements with a third-party company to sell all of its 49% equity interest in Sunsimiao Drugstores and its 49% equity interest in Shaanxi Longevity Pharmacy for a total consideration of RMB6.86 million (approximately US$1.0 million), and the full amount had been received by March 31, 2021.

In 2013, Ankang Longevity Group entered into a supplemental agreement with Shaanxi Pharmaceutical Group. According to the supplemental agreement, new 49% equity investment companies established by Shaanxi Pharmaceutical Group and Ankang Longevity Group are required to exclusively purchase certain raw materials and drug products from Shaanxi Pharmaceutical Group. In return, Shaanxi Pharmaceutical Group has agreed to compensate Ankang Longevity Group with a purchase rebate of 7% of the total purchases made from Shaanxi Pharmaceutical Group. For the years ended June 30, 2022 and 2021, no income was recognized by Ankang Longevity Group from this supplemental agreement in addition to its 49% share of the income from the equity investment companies.

On October 21, 2013, the Company, through its controlled subsidiaries, Zhisheng Freight and Zhisheng Agricultural, entered into an agreement with an unrelated third party, Zhejiang Zhen’Ai Network Warehousing Services Co., Ltd. (“Zhen’Ai Network”), and invested RMB14.5 million (approximately US$2.2 million) into Tiancang Systematic Warehousing project (“Tiancang Project”) operated by Zhen’Ai Network. The Tiancang Project is an online platform established to provide comprehensive warehousing and logistic solutions to companies involved in E-commerce. The Company is entitled to 29% of Tiancang Project’s after-tax net income annually, less 30% statutory reserve and a 10% employee welfare fund contribution. When the amount of the accumulated statutory reserve reaches 30% of the total investment for the Tiancang Project, no additional appropriation to the statutory reserve is required. The Company considered it unlikely to obtain any investment income in the future, and decided the make a full impairment on this investment during the year ended June 30, 2020.

Guangyuan entered into an equity investment agreement with Shanxi Pharmaceutical Group Yushe Pharmaceutical Development Co., Ltd. (“Yushe Pharmaceutical”), a Chinese pharmaceutical enterprise to invest a total of RMB 2.0 million (approximately US$0.3 million) for a 20% equity interest in Yushe Pharmaceutical. The investment is accounted for using the equity method because Guangyuan has significant influence, but no control of the entity. The Company considered it unlikely to obtain any investment income in the future, and decided the make a full impairment on this investment during the year ended June 30, 2022.

On August 31, 2021, the Company entered into a capital injection agreement with the other shareholders of Shanghai Gaojing Private Fund Management (“Gaojing Private Fund”), a Chinese private fund management company, to complete the injection of a total RMB 4.8 million (approximately US$0.75 million) for its 32% equity interest in Gaojing Private Fund. The investment is accounted for using the equity method because the Company has significant influence, but no control of the entity. As of June 30, 2022, a total of US$0.75 million was fully injected by the Company. The Company recorded a loss of US$132,554 for the year ended June 30, 2022 from the investment, respectively, which was included in “Loss from equity method investments” in the consolidated statements of loss and comprehensive loss.

On January 18, 2022, the Company entered into three share transfer agreements (the “Purchase Agreements”), respectively with Beijing Qing Chuang Technology Incubator Co., Ltd., Hangzhou Sheng Dou Shi Bio Technology Co., Ltd. and Peng He (collectively, the “Selling Shareholders”), each a shareholder of Xiang Peng You Kang (Beijing) Technology Co., Ltd. (“XPYK”), pursuant to which the Company shall acquire a total of 51% issued and outstanding equity interest of XPYK from the Selling Shareholders (the “XPYK Shares”). Under the Purchase Agreements, the Company will issue an aggregate of 700,551 shares (“Company Shares”) of its common stock valued at a per share price of $8 (subject to the terms and conditions of the Purchase Agreements) as the consideration for the XPYK Shares. As the date of this report, no share has been issued and no equity interest of XPYK has been acquired by the Company.

On January 30, 2022, the Company entered into a cooperation agreement (the “Cooperation Agreement”) with Weifang Jianyi Medical Devices Co., Ltd. (“WJM”), a leading Chinese medical device company based in Shandong Province, China, pursuant to which the Company and WJM shall jointly manufacture and sell nuclear medical imaging devices (the “Joint Project”), including PET, PET-CT, and PET-MRI. Under the Cooperation Agreement, the Company will provide working capital and manufacturing facilities while WJM shall contribute patented and unpatented technologies and know-how, medical device manufacturing permits, skilled engineers and project managers to produce such nuclear medical imaging devices. The term of the Cooperation Agreement shall be three (3) years commencing from January 30, 2022. In accordance with the Cooperation Agreement, WJM shall be entitled to 30% of the net income generated by the Joint Project while the Company shall be entitled to 70% of the net income thereof and bear 100% of the net losses of the Joint Project. In addition, the Company and WJM shall manage the Joint Project jointly with WJM making the budgets and the Company approving such budgets. Furthermore, the Cooperation Agreement provides that the Company shall receive any and all of the intellectual property rights to be developed as a result of the Joint Project. As the date of this report, the Joint Project has not started, and no working capital and manufacturing facilities have been provided by the Company.

F-24

The Company’s investments in unconsolidated entities consist of the following:

	June 30, 2022	June 30, 2021

Gaojing Private Fund	$617,446	$-
Total investment	617,446	-
Less: investment, held for discontinued operations	-	-
Investment, held for continuing operations	$617,446	$-

Summarized financial information of unconsolidated entities from continued operations is as follows:

	June 30, 2022	June 30, 2021

Current assets	$558,962	$-
Current liabilities	1,478	-

	For the years ended June 30,
	2022	2021

Net sales	$-	$-
Gross loss	(94)	-
Loss from operations	(403,069)	-
Net loss	(414,231)	-

Summarized financial information of unconsolidated entities from discontinued operations is as follows:

	For the years ended June 30,
	2022	2021

Net sales	$-	$21,373,037
Gross profit	-	1,763,172
Loss from operations	-	(4,099,079)
Net loss	-	(4,124,960)

NOTE 12 - LEASES

Effective July 1, 2019, the Company adopted the new lease accounting standard using the optional transition method, which allowed it to continue to apply the guidance under the lease standard in effect at the time in the comparative periods presented. In addition, the Company elected the package of practical expedients, which allowed it to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company has also elected the practical expedient, allowing it to not separate the lease and non-lease components for all classes of underlying assets. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities of $3,587,788 and $450,123, respectively, as of July 1, 2019 with no impact on accumulated deficit. Financial position for reporting periods beginning on or after July 1, 2019, are presented under the new guidance, while prior-period amounts are not adjusted and continue to be reported in accordance with previous guidance.

F-25

The Company leases offices space under non-cancelable operating leases, with terms ranging from one to six years. In addition, the Zhisheng VIEs and Guangyuan entered into several farmland lease contracts with farmer cooperatives to lease farmland in order to plant and grow organic vegetables, fruit, and Chinese yew trees, fast-growing bamboo willows and scenic greening trees. The lease terms vary from 3 years to 24 years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of ROU assets and lease liabilities. Lease expenses for lease payment are recognized on a straight-line basis over the lease term. Leases with initial terms of 12 months or less are not recorded on the balance sheet.

When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discounts lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities from the continuing operations recorded on the balance sheets. No operating lease related assets and liabilities from the discontinued operations.

	June 30, 2022	June 30, 2021

ROU lease assets	$2,088,149	$3,585,703

Operating lease liabilities – current	959,909	434,411
Operating lease liabilities – non-current	1,025,967	352,863
Total operating lease liabilities	$1,985,876	$787,274

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2022 and 2021:

	June 30, 2022	June 30, 2021

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	6.88	7.25
Weighted average discount rate	5.30%	5.00%

Rent expenses totaled US$1,084,749 and US$641,486 from the continuing operations for the years ended June 30, 2022 and 2021, respectively. Rent expenses were US$ nil from the discontinued operations for the years ended June 30, 2022 and 2021, respectively.

During the year ended June 30, 2022, the management performed evaluation on the impairment of ROU lease assets, and impairment loss for the ROU lease assets of US$2,268,344 and US$ nil was recorded for the years ended June 30, 2022 and 2021. Due to the continuous impact from the COVID-19 pandemic, the Company’s Zhisheng VIEs, has not been able to grow and cultivate green agricultural produce on its leased farmland, and based on the management estimation, these farmlands are unlikely to generate enough future profit and cashflow. Therefore, the Company decided to record full impairment of leased farmland during the year ended June 30, 2022.

F-26

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2022:

2023	$1,034,731
2024	589,981
2025	180,776
2026	22,396
2027	22,396
Thereafter	455,380
Total lease payments	2,305,660
Less: imputed interest	(319,784)
Present value of lease liabilities	$1,985,876

NOTE 13 - SHORT-TERM LOANS

No short-terms loan was outstanding as of June 30, 2022, as the Company disposed Ankang Group on July 5, 2021.

Short-term loans as of June 30, 2021 consisted of the following:

Lender	June 30, 2021	Maturity Date	Int. Rate/Year
Agricultural Bank of China-a^	1,548,502	2022/2/27	5.66%
Agricultural Bank of China-b#	309,700	2022/9/1	5.66%
Total short-term loans	1,858,202
Less: short-term loans, held for discontinued operations	(1,858,202)
Short-term loans, held for continuing operations	$-

The loans outstanding were guaranteed by the following properties, entities or individuals:

a.	Guaranteed by a commercial credit guaranty company unrelated to the Company and also by Jiping Chen, a stockholder of the Company.

b.	Collateralized by the building owned by Xiaoyan Chen and Jing Chen, who are both related parties of the Company. Xiaoyan Chen is one of the shareholders of Ankang Longevity Group. Jing Chen is the sister of Xiaoyan Chen but not a shareholder of Ankang Longevity Group.

^	Upon the original maturity date of February 27, 2021, the Company signed a loan extension agreement with Agricultural Bank of China to extend the loan repayment date to February 27, 2022 with the same interest rate of 5.66% per annum.

#	Upon the original maturity date of September 1, 2021, the Company signed a loan extension agreement with Agricultural Bank of China to extend the loan repayment date to September 1, 2022 with the same interest rate of 5.66% per annum.

Interest expenses from continuing operations were US$ nil for the years ended June 30, 2022 and 2021, respectively.

The Company recorded interest expenses from discontinued operations of US$ nil and US$115,806 for the years ended June 30, 2022 and 2021, respectively. The annual weighted average interest rates from discontinued operations were nil and 5.44% for the years ended June 30, 2022 and 2021, respectively.

F-27

NOTE 14 - ACQUISITION

Acquisition of Tianjin Taijite

On December 12, 2016, the Company entered into a merger and acquisition agreement with Tianjin Tajite, a professional e-commerce company distributing Luobuma fabric commodities and branded products of Daiso 100-yen shops, based in Tianjin, China, to acquire 51% equity interests in Tianjin Tajite. Pursuant to the agreement, the Company made a payment of RMB14,000,000 (approximately US$2.1 million) at the end of December 2016 as the total consideration for the acquisition of Tianjin Tajite. On October 26, 2017, the Company completed the acquisition of Tianjin Tajite. The acquisition provides a unique opportunity for the Company to enter the market of Luobuma fabric commodities and branded products of Daiso 100-yen shops.

The transaction was accounted for in accordance with the provisions of ASC 805-10, Business Combinations. The Company retained independent appraisers to advise management in the determination of the fair value of the various assets acquired and liabilities assumed. The values assigned in these financial statements represents management’s best estimate of fair values as of the acquisition date.

As required by ASC 805-20, Business Combinations—Identifiable Assets and Liabilities, and Any Non-controlling Interest, management conducted a review to reassess whether they identified all the assets acquired and all the liabilities assumed, and followed ASC 805-20’s measurement procedures for recognition of the fair value of net assets acquired.

The excess of the purchase price over the aggregate fair value of assets acquired was allocated to goodwill which amounted to RMB14,010,195 (approximately US$2.1 million). The results of operations of Tianjin Tajite have been included in the consolidated statements of operations from the date of acquisition.

In June 2018, the management performed evaluation on the impairment of goodwill. Due to the lower than expected revenue and profit, and unfavorable business environment, the management fully recorded an impairment loss on goodwill of Tianjin Tajite.

The fair value of distribution rights and its estimated useful lives from continuing operations are as follows:

	Preliminary Fair Value	Weighted Average Useful Life (in Years)
Distribution rights	$1,101,871	(a	)

(a)	The distribution rights with no expiration date has been determined to have an indefinite life.

On May 5, 2019, two minority shareholders of Tianjin Tajite transferred 26.4% of the equity interest hold to the Company. There was no consideration paid for the transfers, and after the transfers, the Company owns 77.4% equity interest of Tianjin Tajite.

During the year ended June 30, 2022, the management performed evaluation on the impairment of distribution rights. As the Company is unable to generate any revenue and profit from the distribution right due to the unfavorable policy of China Customs and current business environment caused by the continuous impact from the COVID-19, the management fully recorded an impairment loss on distribution rights of Tianjin Tajite.

Under ASC 805-10, acquisition-related costs (i.e., advisory, legal, valuation, and other professional fees) are not included as a component of consideration transferred, but are expensed in the periods in which the costs are incurred.

F-28

Acquisition of Guangyuan

On June 8, 2021, Tenet-Jove entered into a Restructuring Agreement with various parties. Pursuant to the terms of the Restructuring Agreement, (i) the Company transferred all of its rights and interests in Ankang Longevity to Yushe County Guangyuan Forest Development Co., Ltd. (“Guangyuan”)’s Shareholders in exchange for Guangyuan Shareholders entering into the VIE agreements with Tenet-Jove, which composes of one group of similar identifiable assets; (ii) Tenet-Jove entered a Termination Agreement with Ankang Longevity and the Ankang Shareholders; (iii) as a consideration to the Restructuring Agreement and based on a valuation report on the equity interests of Guangyuan issued by an independent third party, Tenet-Jove relinquished all of its rights and interests in Ankang Longevity and transferred those rights and interests to the Guangyuan Shareholders; and (iv) Guangyuan and the Guangyuan Shareholders entered into a series of variable interest entity agreements with Tenet-Jove. After signing of the Restructuring Agreement, the Company and the shareholders of Ankang and Guangyuan actively carried out the transferring of rights and interests in Ankang and Guangyuan, and the transferring was completed subsequently on July 5, 2021. Afterwards, with the completion of all other follow-ups works, on August 16, 2021, the Company, through its subsidiary Tenet-Jove, completed the previously announced acquisition pursuant to the Restructuring Agreement dated June 8, 2021.

The management determined that July 5, 2021 was the acquisition date of Guangyuan. The acquisition provides a unique opportunity for the Company to enter the market of planting fast-growing bamboo willows and scenic greening trees.

The transaction was accounted for in accordance with the provisions of ASC 805-10, Business Combinations. The Company retained independent appraisers to advise management in the determination of the fair value of the various assets acquired and liabilities assumed. The values assigned in these financial statements represent management’s best estimate of fair values as of the Acquisition Date.

As required by ASC 805-20, Business Combinations—Identifiable Assets and Liabilities, and Any Non-controlling Interest, management conducted a review to reassess whether they identified all the assets acquired and all the liabilities assumed, and followed ASC 805-20’s measurement procedures for recognition of the fair value of net assets acquired.

The following table summarizes the allocation of estimated fair values of net assets acquired and liabilities assumed:

Due from related party	108,296
Inventory	18,115,423
Other current assets	224,522
Right of use assets	1,127,130
Long-term investments and other non-current assets	166,107
Other payables and other current assets	(2,503,607)
Operating lease liabilities	(1,013,492)
Total purchase price for acquisition, net of US$112,070 of cash	$16,224,379

Under ASC 805-10, acquisition-related costs (i.e., advisory, legal, valuation and other professional fees) are not included as a component of consideration transferred, but are expensed in the periods in which the costs are incurred. Acquisition-related costs were US$ nil in the year ended June 30, 2022.

The Company has included the operating results of Guangyuan in its consolidated financial statements since the Acquisition Date. US$44,150 in net sales and US$904,922 in net loss of Guangyuan were included in the consolidated financial statements for the year ended June 30, 2022.

F-29

NOTE 15 - RELATED PARTY TRANSACTIONS

Due from Related Parties

The Company has made temporary advances to certain stockholders of the Company and to other entities that are either owned by family members of those stockholders or to other entities that the Company has investments in. Those advances are due on demand and non-interest bearing.

As of June 30, 2022 and 2021, the outstanding amounts due from related parties consisted of the following:

	June 30, 2022	June 30, 2021

Yang Bin	$-	$46,454
Beijing Huiyinansheng Asset Management Co., Ltd (a.)	-	23,228
Wang Qiwei	-	62,716
Zhao Min	1,410	-
Shanghai Gaojing Private Fund Management (b.)	429,998	-
Zhongjian Yijia Health Technology (Qingdao) Co., Ltd. (c.)	1,719,568	-
Zhongjian (Qingdao) International Logistics Development Co., Ltd. (d.)	4,644,011	-
Total due from related parties	6,794,987	132,398
Less: due from related parties, held for discontinued operations		-
Due from related parties, held for continuing operations	$6,794,987	$132,398

a.	This company is wholly owned by one of the Company’s senior managements.

b.	The Company owns 32% equity interest in this company. (Note 11)

c.	On September 17, 2021, the Company entered into a loan agreement with Zhongjian Yijia Health Technology (Qingdao) Co., Ltd. to with an amount of US$1,642,355 (RMB 11.0 million) for its working capital for one year, with a maturity date of September 16, 2022. The loans bore a fixed annual interest rate of 6.0% per annum. The Company recorded interest receivable amounted to US$77,213 as of June 30, 2022. Interest income were US$80,113 for the year ended June 30, 2022. Upon maturity date, the Company signed a loan extension agreement with the related party to extend the loan repayment by installments, among which, US$223,957 (RMB 1.5 million) will be paid by September 30, 2022, US$746,525 (RMB 5.0 million) will be paid by December 31, 2022, and the remaining loan and unpaid interest will be paid by June 30, 2023

d.	On October 28, 2021, the Company entered into a loan agreement with Zhongjian (Qingdao) International Logistics Development Co., Ltd. to with an amount of US$4,464,219 (RMB 29.9 million) for its working capital for one year, with a maturity date of October 27, 2022. The loans bore a fixed annual interest rate of 6.0% per annum. The Company recorded interest receivable amounted to US$179,792 as of June 30, 2022. Interest income were US$186,543 for the year ended June 30, 2022.

F-30

Due to Related Parties

As of June 30, 2022 and 2021, the Company had related party payables of US$2,798,800 and US$1,159,407, respectively, mainly due to the principal stockholders or certain relatives of the stockholders of the Company who lend funds for the Company’s operations. The payables are unsecured, non-interest bearing, and due on demand.

	June 30, 2022	June 30, 2021

Wu Yang	$95,630	$99,183
Wang Sai	96,081	91,433
Zhou Guocong	-	551,314
Li Baolin (a.)	-	232,275
Zhao Min (b.)	562,528	185,202
Zhou Shunfang (c.)	2,044,561	-
Total due to related parties	2,798,800	1,159,407
Less: due to related parties, held for discontinued operations	-	-
Due to related parties, held for continuing operations	$2,798,800	$1,159,407

a.	On December 10, 2019, the Company entered into a loan agreement with Li Baolin to borrow an amount of US$232,275 (RMB 1.5 million) for the Company’s working capital needs, with a maturity date of March 31, 2022. The loans bore a fixed annual interest rate of 20.0% per annum. The loan was fully repaid by the Company upon its maturity.

b.	During the year ended June 30, 2022, the Company entered into a series of loan agreements with Zhao Min to borrow an aggregated amount of US$365,797 (RMB 2.45 million) for the Company’s working capital needs for three months, with a maturity date range between July 2022 to September 2022. The loans bore a fixed annual interest rate of 5.0% per annum. Upon maturity date, the Company signed loan extension agreements with Zhao Min to extend the loan period for another nine months, with the same interest rate of 5.0% per annum.

c.	During the year ended June 30, 2022, the Company entered into a series of loan agreements with Zhou Shunfang to borrow an aggregated amount of US$1,269,092 (RMB 8.5 million) for the Company’s working capital needs for less than one year, with a maturity date range on March 31, 2022. The loans bore a fixed annual interest rate of 20.0% per annum. All loans were fully repaid by the Company upon their maturity.

Interest expenses on loans due to related parties were US$442,241 and US$ nil for the years ended June 30, 2022 and 2021, respectively.

Sales to Related Parties

For the years ended June 30, 2022 and 2021, no sales to related parties or balance of accounts receivables were from continuing operations. The Company recorded sales to Shaanxi Pharmaceutical Group from the discontinued operations, a related party (see Note 11), of US$ nil and US$1,892,410 for the years ended June 30, 2022 and 2021, respectively. As of June 30, 2022 and 2021, the balance of accounts receivable due from Shaanxi Pharmaceutical Group from discontinued operations was US$ nil and US$551,237, respectively.

NOTE 16 - CONVERTIBLE NOTES PAYABLE

On June 16, 2021, the Company entered into a Securities Purchase Agreement pursuant to which the Company issued an unsecured convertible promissory note with a one-year maturity (“the Note”) to an institutional accredited investor Streeterville Capital, LLC (“Investor”). The Note has the original principal amount of US$3,170,000 and Investor gave consideration of US$3.0 million, reflecting original issue discount of US$150,000 and Investor’s legal fee of US$20,000. On September 7, 2022, the Company signed an extension amendment with the Investor to extend the maturity date to June 15, 2023.

On July 16, 2021, the Company entered into a Securities Purchase Agreement (the “July Agreement”) pursuant to which the Company issued two unsecured convertible promissory notes with a one-year maturity term (the “Notes”) to the same Investor. The first convertible promissory note (“Note #1”) has an original principal amount of US$3,170,000 and the Investor gave consideration of US$3.0 million, reflecting original issue discount of US$150,000 and Investor’s legal fee of US$20,000. The second convertible promissory note (“Note #2”) has an original principal amount of US$4,200,000 and Investor gave consideration of US$4.0 million, reflecting original issue discount of US$200,000.

On August 19, 2021, the Company entered into a Securities Purchase Agreement (the “Agreement”) pursuant to which the Company issued an unsecured convertible promissory note with a one-year maturity term (the “Note”) to the same Investor. The Note has an original principal amount of US$10,520,000 and Investor gave consideration of US$10.0 million, reflecting original issue discount of US$500,000 and Investor’s legal fee of US$20,000. On September 7, 2022, the Company signed an extension amendment with the Investor to extend the maturity date to August 18, 2023.

F-31

For the above-mentioned convertible promissory notes issued, interest accrues on the outstanding balance of these notes at 6% per annum. The Investor may redeem all or any part of the outstanding balance of the note, at any time after six months from the issue date upon three trading days’ notice, in cash or converting into shares of the Company’s common stock at a price equal to 80% multiplied by the lowest daily volume weighted average price (“VWAP”) during the fifteen trading days immediately preceding the applicable redemption conversion, subject to certain adjustments and ownership limitations specified in the note. Following the receipt of a redemption notice, the Company may either ratify Investor’s proposed allocation in the applicable redemption notice or elect to change the allocation by written notice to Investor within twenty-four (24) hours of its receipt of such redemption notice, so long as the sum of the cash payments and the amount of redemption conversions equal the applicable redemption amount. As the date of this report, the Company received principal in full from the Investor. The Company anticipates using the proceeds for general working capital purposes.

As of June 30, 2022, the Company received principal in full from the Investor. For the year ended June 30, 2022, a total of US$1,379,777 in amortization of the debt discounts was recorded on the consolidated statements of loss and comprehensive loss.

As of June 30, 2022, shares of the Company’s common stock totaling 1,837,155 were issued by the Company to the Investor equaling principal and interests amounted to US$7,365,002, and the Notes balance was US$14,416,956, with a carrying value of US$14,525,401, net of deferred financing costs of US$108,445 was recorded in the accompanying consolidated balance sheets.

NOTE 17 - TAXES

(a) Corporate Income Taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the location in which each entity is domiciled.

Shineco is incorporated in the United States and has no operating activities. Tenet-Jove and the VIEs are governed by the Income Tax Laws of the PRC, and are currently subject to tax at a statutory rate of 25% on taxable income. Two VIEs and Xinjiang Taihe receive a full income tax exemption from the local tax authority of the PRC as agricultural enterprises as long as the favorable tax policy remains unchanged.

On December 22, 2017, The Act was enacted. The Act imposes a one-time transition tax on deemed repatriation of historical earnings of foreign subsidiaries, and future foreign earnings are subject to U.S. taxation. The change in rate has caused the Company to re-measure its income tax liability and record an estimated income tax expense of US$744,766 for the year ended June 30, 2018. In accordance with SAB 118, additional work is necessary to do a more detailed analysis of The Act as well as potential correlative adjustments. Any subsequent adjustment to these amounts will be recorded to current tax expense in fiscal 2019 when the analysis is complete. The Company elects to pay the transition tax over an eight-year period using specified percentages (eight percent per year for the first five years, 15 percent in year six, 20 percent in year seven, and 25 percent in year eight).

i) The components of the income tax expenses were as follows:

	For the years ended June 30,
	2022	2021
Current income tax provision	$(6,454)	$43,701
Deferred income tax benefit	(285,812)	-
Total income tax expenses (benefit)	(292,266)	43,701
Less: income tax expenses, held for discontinued operations	-	(43,701)
Income tax benefit, held for continuing operations	$(292,266)	$-

F-32

	June 30, 2022	June 30, 2021
Deferred tax assets:
Allowance for doubtful accounts	$1,252,245	$951,136
Inventory reserve	311,439	306,308
Net operating loss carry-forwards	979,682	552,579
Total	2,543,366	1,810,023
Valuation allowance	(2,543,366)	(1,810,023)
Total deferred tax assets	-	-
Deferred tax liability:
Distribution rights	-	(285,699)
Total deferred tax liability	-	(285,699)
Deferred tax liability, net	-	(285,699)
Less: deferred tax liability, net, held for discontinued operations	-	-
Deferred tax liability, net, held for continuing operations	$-	$(285,699)

Movement of the valuation allowance:

	June 30, 2022	June 30, 2021

Beginning balance	$1,810,023	$1,185,655
Current year addition	798,160	512,028
Exchange difference	(64,817)	112,340
Ending balance	2,543,366	1,810,023
Less: valuation allowance, held for discontinued operations	-	(1,362,329)
Valuation allowance, held for continuing operations	$2,543,366	$447,694

(b) Value-Added Tax

The Company is subject to a VAT for selling merchandise. The applicable VAT rate was 17% before May 1, 2018 for products sold in the PRC and decreased to 16% thereafter, and after April 1, 2019, the tax rate was further reduced to 13% based on the new Chinese tax law. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under commercial practice in the PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued.

In the event that the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty based on the amount of the taxes which are determined to be late or deficient, and the penalty will be expensed in the period if and when a determination is made by the tax authorities. There were no assessed penalties during the years ended June 30, 2022 and 2021, respectively.

F-33

(c) Taxes Payable

Taxes payable consisted of the following:

	June 30, 2022	June 30, 2021

Income tax payable	$992,780	$3,376,499
Value added tax payable	34,925	73,390
Business tax and other taxes payable	3,375	8,573
Total tax payable	1,031,080	3,458,462
Less: tax payable, held for discontinued operations	-	(1,743,673)
Tax payable, held for continuing operations	$1,031,080	$1,714,789

Income tax payable - current portion	$584,220	$2,952,021
Less: income tax payable - current portion, held for discontinued operations	-	(1,743,673)
Income tax payable - current portion, held for continuing operations	$584,220	$1,208,348

Income tax payable - noncurrent portion	$446,860	$506,441
Less: income tax payable - noncurrent portion, held for discontinued operations	-	-
Income tax payable - noncurrent portion, held for continuing operations	$446,860	$506,441

NOTE 18 - STOCKHOLDERS’ EQUITY

Initial Public Offering

On September 28, 2016, the Company completed its initial public offering of 190,354 shares of common stock at a price of US$40.50 per share for gross proceeds of US$7.7 million and net proceeds of approximately US$5.4 million. The Company’s common shares began trading on September 28, 2016 on the NASDAQ Capital Market under the symbol “TYHT.”

Statutory Reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors. As of June 30, 2022 and 2021, the balance of the required statutory reserves was US$4,198,107 and US$4,198,107, respectively.

On September 3, 2019, the Company granted 184,763 restricted shares of common stock to its employees as compensation cost for awards. The fair value of the restricted shares was US$1,022,660 based on the closing stock price US$5.54 at September 3, 2019. These restricted shares vested immediately on the grant date.

On September 5, 2019, the Company entered into a securities purchase agreement with select investors whereby the Company agreed to sell, and the investors agreed to purchase, up to 310,977 shares of common stock at a purchase price of US$4.68 per Share. The Company received net proceeds of US$1,500,203. The offering was made pursuant to the Company’s effective registration statement on Form S-3 (Registration Statement No. 333-221711) previously filed with the Securities and Exchange Commission and a prospectus supplement thereunder.

F-34

On July 10, 2020, the Company’s stockholders approved a 1-for-9 reverse stock split of the Company’s common stock, par value $0.001 per share, with a market effective date of August 14, 2020 (the “Reverse Stock Split”). As a result of the Reverse Stock Split, each nine pre-split shares of common stock outstanding automatically combined and converted to one issued and outstanding share of common stock without any action on the part of stockholders. No fractional shares of common stock were issued to any stockholders in connection with the Reverse Stock Split. Each stockholder was entitled to receive one share of common stock in lieu of the fractional share that would have resulted from the Reverse Stock Split. The number of the Company’s authorized common stock remained at 100,000,000 shares, and the par value of the common stock following the Reverse Stock Split remained at $0.001 per share. As of August 14, 2020 (immediately prior to the effective date), there were 27,333,428 shares of common stock outstanding, and the number of common stock outstanding after the Reverse Stock Split was 3,037,048, taking into account of the effect of rounding fractional shares into whole shares. As a result of the Reverse Stock Split, the Company’s shares and per share data as reflected in the consolidated financial statements were retroactively restated as if the transaction occurred at the beginning of the periods presented.

On December 10, 2020, the Company entered into a securities purchase agreement with select investors whereby the Company agreed to sell, and the investors agreed to purchase, up to 604,900 shares of common stock at a purchase price of US$2.73 per share. The Company received net proceeds of US$1,643,087. The offering was made pursuant to the Company’s effective registration statement on Form S-3 (Registration Statement No. 333-221711) previously filed with the Securities and Exchange Commission and a prospectus supplement thereunder.

On January 27, 2021, the Company issued 364,445 shares of common stock to three investors at a price of US$3.0 per share. The Company received net proceeds of US$1,093,355.

On April 10, 2021, the Company issued 3,872,194 shares of common stock to selected investors at a price of US$3.2 per share. The Company received net proceeds of US$7,981,204 and US$3,024,000 was outstanding as of June 30, 2022.

On December 6, 2021, the Company entered into a securities purchase agreement with GHS Investments, LLC (“GHS”). Under the Purchase Agreement, the Company sold GHS 291,775 shares of its common stock at a per share purchase price of $6.8546 for gross proceeds of $2,000,000. After the deduction of issuance cost, the Company received net proceeds of US$1,970,000.

On April 11, 2022, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Jing Wang (the “Investor”). Under the Purchase Agreement, the Company will sell to the Investor, up to 973,451 shares (the “Shares”) of its common stock at a per share purchase price of $2.26 (subject to the terms and conditions of the Purchase Agreement) for gross proceeds of up to $2,200,000 which were fully received, and the Shares were issued to the Investor on April 18, 2022.

On June 13, 2022, the Company entered into a certain stock purchase agreement (the “SPA”) with certain non-U.S. investors (the “Purchasers”), pursuant to which the Company agreed to sell, and the Purchasers agreed to purchase, severally and not jointly, an aggregate of 2,354,500 shares of common stock of the Company (the “Shares”) at a price of US$2.12 per share. The Company’s shareholders approved the offer and sale of the Shares at a meeting of the shareholders of the Company that was held on July 21, 2022. The closing for the offer and sale of the Shares occurred on July 26, 2022 and the Company issued the Shares in exchange for gross proceeds of $4,991,540.

NOTE 19 - CONCENTRATIONS AND RISKS

The Company maintains principally all bank accounts in the PRC. The cash balance held in the PRC bank accounts from the continuing operations was US$15,164,950 and US$16,333,102 as of June 30, 2022 and 2021, respectively. The cash balance held in the PRC bank accounts from the discontinued operations was US$ nil and US$12,676,416 as of June 30, 2022 and 2021, respectively.

During the years ended June 30, 2022 and 2021, almost 100% of the Company’s assets were located in the PRC and 100% of the Company’s revenues were derived from its subsidiaries and VIEs located in the PRC.

F-35

For the year ended June 30, 2022, five customers accounted for approximately 91% of the Company’s total sales from the continuing operations, respectively. At June 30, 2022, three customers accounted for approximately 71% of the Company’s accounts receivable from the continuing operations.

For the year ended June 30, 2021, four customers accounted for approximately 72% of the Company’s total sales from the continuing operations, respectively. For the year ended June 30, 2021, six customers accounted for approximately 100% of the Company’s total sales from the discontinued operations, respectively. At June 30, 2021, four customers accounted for approximately 80% of the Company’s accounts receivable from the continuing operations, and five customers accounted for approximately 98% of the Company’s accounts receivable from the discontinued operations.

For the year ended June 30, 2022, one vendor accounted for approximately 92% of the Company’s total purchases from the continuing operations.

For the year ended June 30, 2021, one vendor accounted for approximately 95% of the Company’s total purchases from the continuing operations, respectively. For the year ended June 30, 2021, six vendors accounted for approximately 100% of the Company’s total purchases from the discontinued operations, respectively.

NOTE 20 - COMMITMENTS AND CONTINGENCIES

Legal Contingencies

On May 16, 2017, Bonwick Capital Partners, LLC (the “Plaintiff”) commenced a lawsuit (Case No. 1:17-cv-03681-PGG) against the Company in the United States District Court for the Southern District of New York. Plaintiff alleged that the Company entered into an agreement with the Plaintiff, pursuant to which the Plaintiff was to provide the Company with financial advisory services in connection with the Company’s initial public offering in the United States. The Plaintiff alleged that the Company breached the Agreement and seek money damages up to US$6 million. In March 2021, the Company entered into a Settlement Agreement and Release with the Plaintiff, pursuant to which the Company paid the Plaintiff a total sum of US$47,500 as settlement payment, and upon acceptance of the settlement payment from the Company, the Plaintiff waived, released, and forever discharged the Company from all past and future claims.

On May 16, 2017, Mrs. Guiqin Li (the “Plaintiff”) commenced a lawsuit against the Company in the People’s Court of Chongqing Pilot Free Trade Zone of China. Plaintiff alleged that due to the misguidance given by the Company’s security trading department, the Plaintiff did not manage to complete the sales of the Company’s common stock on the day of the Company’s initial public offering in the United States. As the price of the Company’s common stock continued falling after initial public offering, the Plaintiff incurred losses and hence seek money damages against the Company. Based on the judgment of the first trail, the Company required to pay the Plaintiff a settlement payment, including the money compensation, interests and other legal fees. As of June 30, 2022, the Company accrued a total sum of US$837,225 (approximately RMB 5.4 million) for this lawsuit. The Company made the appeal to the People’s Court, and will vigorously defend itself and seek for less settlement payment in the second trail of this litigation.

On November 26, 2021, the Company filed a complaint in the Supreme Court of the State of New York, New York County against Lei Zhang and Yan Li, as defendants, and Transhare Corporation, as a nominal defendant, asserting that defendants had not paid for restricted shares of the Company stock pursuant to stock purchase agreements they executed with the Company. In December, defendants filed an answer and counterclaim against the Company, which they amended on January 27, 2022 after the Company moved to dismiss their counterclaims. They claimed that the Company made false and materially misleading statements, specifically regarding the sale of the shares and the removal of their restrictive legends. Defendants seek a declaratory judgment, indemnification, and money damages of at least $9 million, punitive damages of $10 million, plus interest, costs, and fees. The Company moved to dismiss the counterclaims, and its motion was fully-submitted in April, 2022. Also in April 2022, the Court granted the Company’s motion for a preliminary injunction to restrain the Company’s transfer agent from removing the restrictive legends on the shares, provided that the Company posts a bond in the amount of US$1.5 million by May 20, 2022. On June 13, 2022, the restriction imposed on the shares were lifted. The Company moved to dismiss the counterclaims, and its motion was fully submitted in April 2022. On September 9, 2022, the Court granted the Company’s motion to dismiss defendants’ counterclaims on all but three counterclaims. Defendants’ outstanding counterclaims are for breach of contract, conversion, and wrongful refusal to remove restrictions pursuant to 6 Del. C. § 8-401. Trial is currently scheduled for September 18, 2023. The outcome of this legal proceeding is uncertain at this point because of the many questions of fact and law that may arise. The Company intends to recover on its claims, and vigorously defend itself in this litigation. As of June 30, 2022, the total unpaid shares issued to Lei Zhang and Yan Li by the Company was 982,500 shares, and the subscription receivable was amounted to US$3,024,000 which was recorded on the consolidated balance sheet.

F-36

NOTE 21 - SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational management structure as well as information about geographical areas, business segments, and major customers in for details on the Group’s business segments.

The Company’s chief operating decision maker has been identified as the Chief Executive Officer who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Group. Based on management’s assessment, the Company has determined that it has four operating segments according to its major products and locations as follows:

●	Developing, manufacturing, and distributing of specialized fabrics, textile products, and other by-products derived from an indigenous Chinese plant called Apocynum Venetum, commonly known as “Bluish Dogbane” or known in Chinese as “Luobuma” (referred to herein as Luobuma):

The operating companies of this segment, namely Tenet-Jove and Tenet Huatai, specialize in Luobuma growing, development and manufacturing of relevant products, as well as purchasing Luobuma raw materials processing.

This segment’s operations are focused in the north region of Mainland China, mostly carried out in Beijing, Tianjin, and Xinjiang.

●	Processing and distributing of traditional Chinese medicinal herbal products as well as other pharmaceutical products (“Herbal products”):

The operating companies of this segment, namely AnKang Longevity Group and its subsidiaries, which are reclassified as discontinued operations, process more than 600 kinds of Chinese medicinal herbal products with an established domestic sales and distribution network.

Ankang Longevity Group is also engaged in the retail pharmacy business and the operating revenue, which is not material, is also included in this segment.

●	Planting, processing, and distributing of green and organic agricultural produce as well as growing and cultivating of Chinese Yew trees (“Other agricultural products”):

The operating company of this segment, Qingdao Zhihesheng, is engaged in the business of growing and distributing green and organic vegetables and fruits. This segment has been focusing its efforts on the growing and cultivating of Chinese yew trees (formally known as “taxus media”), a small evergreen tree whose branches can be used for the production of medications believed to be anti-cancer and the tree itself can be used as an ornamental indoor bonsai tree, which are known to have the effect of purifying air quality. The operations of this segment are located in the East and North regions of Mainland China, mostly carried out in Shandong Province and in Beijing, where Zhihesheng have newly developed over 100 acres of modern greenhouses for cultivating yew trees and other plants.

The other operating companies of this segment, Guangyuan, is engaged in the business of landscaping, afforestation, road greening, scenic greening, garden engineering, landscaping construction, and green afforestation, especially in planting fast-growing bamboo willows and scenic greening trees. The operations of this segment are located in the North regions of Mainland China, mostly carried out in Shanxi Province, where Guangyuan has developed over 350 acres of farmland for cultivating bamboo willows and other plants.

●	Providing domestic air and overland freight forwarding services (“Freight services”):

The operating company of this segment, Zhisheng Freight, is engaged in the business of providing domestic air and overland freight forwarding services by outsourcing these services to a third party. During the year ended June 30, 2022, there was a change in the Company’s business strategies, from being the service providers, Zhisheng Freight outsourced the freight services to third-party logistic companies and the Company merely serves as an agent and its obligation is to facilitate third-party logistic companies in fulfilling its performance obligation for specified freight services.

F-37

The following table presents summarized information by segment for the year ended June 30, 2022:

	For the year ended June 30, 2022
	Continuing Operations				Discontinued Operations
	Luobuma	Other agricultural	Freight		Herbal
	products	products	services	Total	products	Total
Segment revenue	$43,949	$1,687,884	$454,627	$2,186,460	$-	$2,186,460
Cost of revenue and related business and sales tax	98,209	3,364,744	334,170	3,797,123	-	3,797,123
Gross profit (loss)	(54,260)	(1,676,860)	120,457	(1,610,663)	-	(1,610,663)
Gross loss %	(123.5)%	(99.3)%	26.5%	(73.7)%	-	(73.7)%

The following table presents summarized information by segment for the year ended June 30, 2021:

	For the year ended June 30, 2021
	Continuing Operations				Discontinued Operations
	Luobuma	Other agricultural	Freight		Herbal
	products	products	services	Total	products	Total
Segment revenue	$115,590	$2,120,484	$785,630	$3,021,704	$8,085,527	$11,107,231
Cost of revenue and related business and sales tax	200,263	6,334,964	722,628	7,257,855	7,099,353	14,357,208
Gross loss	(84,673)	(4,214,480)	63,002	(4,236,151)	986,174	(3,249,977)
Gross loss%	(73.3)%	(198.8)%	8.0%	(140.2)%	12.2%	(29.3)%

Total assets as of June 30, 2022 and 2021 were as follows:

	June 30, 2022	June 30, 2021

Luobuma products	$10,982,562	$3,849,675
Other agricultural products	46,488,334	28,531,029
Freight services	6,355,121	4,235,122
Herbal products	-	24,702,773
Total assets	63,826,017	61,318,599
Less: total assets held for discontinued operations	-	(24,702,773)
Total assets, held for continuing operations	$63,826,017	$36,615,826

F-38

NOTE 22 - DISCONTINUED OPERATIONS

On June 8, 2021, Tenet-Jove entered into a Restructuring Agreement (the “Restructuring Agreement”) with the following parties:

●	Ankang Longevity, a company incorporated under the laws of the People’s Republic of China (the “PRC”);

●	Mr. Jiping Chen, who is a minority shareholder of the Company and holds 68.7% of the equity interests in Ankang Longevity, and Ms. Xiaoyan Chen, who holds 31.3% of the equity interests in Ankang Longevity (collectively, the “Ankang Shareholders”);

●	Yushe County Guangyuan Forest Development Co., Ltd., a company incorporated under the laws of the PRC (“Guangyuan”); and

●	Mr. Baolin Li, who is a minority shareholder of the Company and holds 90% of the equity interests in Guangyuan, and Ms. Yufeng Zhang, who holds 10% of the equity interests in Guangyuan (collectively, the “Guangyuan Shareholders”).

Pursuant to the terms of the Restructuring Agreement, (i) the Company transferred all of its rights and interests in Ankang Longevity to the Guangyuan Shareholders in exchange for the Guangyuan Shareholders entering into the VIE agreements with Tenet-Jove, which composes of one group of similar identifiable assets; (ii) Tenet-Jove entered a Termination Agreement with Ankang Longevity and the Ankang Shareholders; (iii) as a consideration to the Restructuring Agreement and based on a valuation report on the equity interests of Guangyuan issued by an independent third party, Tenet-Jove relinquished all of its rights and interests in Ankang Longevity and transferred those rights and interests to the Guangyuan Shareholders; and (iv) Guangyuan and the Guangyuan Shareholders entered into a series of variable interest entity agreements with Tenet-Jove.

After signing of the Restructuring Agreement, the Company and the shareholders of Ankang and Guangyuan actively carried out the transferring of rights and interests in Ankang and Guangyuan, and the transferring was completed subsequently on July 5, 2021. Afterwards, with the completion of all other follow-ups works, on August 16, 2021, the Company, through its subsidiary Tenet-Jove, completed the previously announced acquisition pursuant to the Restructuring Agreement dated June 8, 2021. The management determined that July 5, 2021 was the disposal date of Ankang.

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes benefit, shall be reported as a component of net loss separate from the net loss of continuing operations in accordance with ASC 205-20-45. The assets and liabilities of the entities of Ankang Longevity have been reclassified as “assets of discontinued operations” and “liabilities of discontinued operations” within current and non-current assets and liabilities, respectively, on the consolidated balance sheets as of June 30, 2022 and 2021. The results of operations of Ankang Longevity have been reclassified to “net loss from discontinued operations” in the consolidated statements of loss and comprehensive loss for the years ended June 30, 2022 and 2021.

F-39

The carrying amount of the major classes of assets and liabilities of discontinued operations as of June 30, 2022 and 2021 consist of the following:

	June 30, 2022	June 30, 2021
Assets of discontinued operation:
Current assets:
Cash	$-	$12,681,483
Accounts receivables	-	3,473,057
Inventories, net	-	281,245
Advances to suppliers, net	-	700,348
Other current assets	-	2,523,609
Total current assets of discontinued operation	-	19,659,742

Property and equipment, net	-	3,683,525
Land use right, net of accumulated amortization	-	1,274,262
Investments	-	-
Long-term deposit and other noncurrent assets	-	85,244
Total assets of discontinued operation	$-	$24,702,773

Liabilities of discontinued operation:
Current liabilities:
Short-term loans	$-	$1,858,202
Accounts payable	-	46,948
Other payables and accrued expenses	-	1,218,111
Taxes payable	-	1,743,673
Total liabilities of discontinued operation	$-	$4,866,934

F-40

The summarized operating result of discontinued operations included in the Company’s consolidated statements of operations consist of the following:

	For the Years Ended June 30,
	2022	2021

REVENUE	$-	$8,085,527

COST OF REVENUE
Cost of product and services	-	7,069,026
Business and sales related tax	-	30,327
Total cost of revenue	-	7,099,353

GROSS PROFIT	-	986,174

OPERATING EXPENSES
General and administrative expenses	-	5,456,786
Selling expenses	-	74,207
Total operating expenses	-	5,530,993

LOSS FROM OPERATIONS	-	(4,544,819)

OTHER EXPENSE
Loss from equity method investments	-	(3,784,000)
Other expenses, net	-	(2,171,150)
Interest expense, net	-	(73,318)
Total other expense	-	(6,028,468)

LOSS BEFORE PROVISION FOR INCOME TAXES FROM DISCONTINUED OPERATIONS	-	(10,573,287)

PROVISION FOR INCOME TAXES FROM DISCONTINUED OPERATIONS	-	43,701

NET LOSS FROM DISCONTINUED OPERATIONS FROM ANKANG GROUP	-	(10,616,988)

LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS	(2,433,395)	-

NET LOSS FROM DISCONTINUED OPERATIONS	(2,433,395)	(10,616,988)

Net loss attributable to non-controlling interest	-	(578,900)

NET LOSS FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO SHINECO, INC.	$(2,433,395)	$(10,038,088)

F-41

NOTE 23 - SUBSEQUENT EVENTS

On July 21, 2022, the stockholders of the Company approved the Company’s 2022 Equity Incentive Plan (the “2022 Plan”), pursuant to which 1,500,000 shares of the Company’s common stock will be made available for issuance under the 2022 Plan. On July 27, 2022, the Board of Directors of the Company (the “Board”) approved the issuance of shares of common stock to members of the Board pursuant to the Company’s 2022 Plan for their services to the Company and the Board, in the aggregate amount of 86,000 shares (the “Shares”). The Shares fully vested immediately.

On August 11, 2022, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain non-US investors (the “Investors”). Under the Purchase Agreement, the Company will sell to the Investors, up to 1,921,683 shares (the “Shares”) of its common stock at a per share purchase price of $0.915 (subject to the terms and conditions of the Purchase Agreement) for gross proceeds of up to US$1,758,340. As the date of this report, proceeds amounted to US$1.0 million has been received by the Company, and the remaining balance of the proceeds is expected to be fully collected by December 31, 2022.

These consolidated financial statements were approved by management and available for issuance on September 28, 2022, and the Company has evaluated subsequent events through this date. No subsequent events required adjustments to or disclosure in these consolidated financial statements.

F-42

Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A.	Controls and ProcedureS

(a)	Evaluation of Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that material information required to be disclosed by us in the reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that the information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on our review, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures were not effective at the reasonable assurance level as of the end of the period covered by this Report due to following material weaknesses:

●	The Company does not have U.S. GAAP full-time qualified personnel in the accounting department to monitor the recording of the daily transactions;

●	Lack of segregation of duties for accounting personnel who prepared and reviewed the journal entries.

In order to address the above material weaknesses, our management plans to take the following steps:

●	Recruiting sufficient qualified professionals with appropriate levels of knowledge of U.S. GAAP and experience to assist in reviewing and resolving accounting issues in routine or complex transactions. To mitigate the reporting risks, we engaged an outside professional consulting firm to supplement our efforts to improve our internal control over financial reporting;

●	Improving the communication between management, board of directors and the Chief Financial Officer; and

●	Obtaining proper approval for other significant and non-routine transactions from the Board of Directors.

The Company believes the foregoing measures will remediate the identified material weaknesses in future periods. The Company is committed to monitoring the effectiveness of these measures and making any changes that are necessary and appropriate.

(b)	Changes in Internal Control over Financial Reporting

Other than described above, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during our fiscal year ended June 30, 2022. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time. Our system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

(c)	Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) for the Company. These controls are designed and implemented under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance to the management and our Board of Directors regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that:

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1.	Pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

2.	Provide reasonable assurance that transactions are recorded properly to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

3.	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

As of June 30, 2022, management assessed the effectiveness of its internal control over financial reporting based on the criteria for effective internal control over financial reporting established in SEC guidance on conducting such assessments. Based on such evaluation, management identified deficiencies that were determined to be material weaknesses.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Because of the following material weaknesses, management concluded that our internal controls over financial reporting were ineffective as of June 30, 2020:

1.	We did not have sufficient skilled accounting personnel that are either qualified as Certified Public Accountants in the United States or that have received education from U.S. institutions or other educational programs that would provide adequate relevant education relating to U.S. GAAP. Our Chief Financial Officer has limited experience with U.S. GAAP and are not U.S. Certified Public Accountants. Furthermore, our operating subsidiaries are based in China and are therefore required to comply with PRC GAAP, rather than U.S. GAAP. Thus, the accounting skills and understanding necessary to fulfill the requirements of U.S. GAAP-based reporting, including the preparation of consolidated financial statements, remain inadequate and thus constitute a material weakness.

2.	Lack of segregation of duties for accounting personnel who prepared and reviewed the journal entries.

3.	In addition, since we only completed the design of our internal controls and assessments for all of our financial reporting cycles in March 2012, we are not yet able to declare our controls as effective over a sufficient period of time in order to demonstrate the operating effectiveness of our controls as of June 30, 2020. Therefore, we have determined that such lack of time to evaluate the design and operating effectiveness of our controls is also a material weakness.

In an effort to remedy the foregoing material weaknesses in the future, we have started the second and third approaches, and we intend to continue to do the following:

●	Develop a comprehensive training and development plan for our finance, accounting and internal audit personnel, including our Chief Financial Officer and Controller, in the principles and rules of U.S. GAAP, SEC reporting requirements and the application thereof;

●	Design and implement a program to provide ongoing company-wide training regarding our internal controls, with particular emphasis on our finance and accounting staff;

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●	Implement an internal review process over financial reporting to review all recent accounting pronouncements and to verify that any accounting treatment identified in such report has been fully implemented and confirmed by our third-party consultant, and to continue to improve our ongoing review and supervision of our internal control over financial reporting; and

●	Hire a full-time employee who possesses the requisite U.S. GAAP experience and education.

Despite the material weaknesses and deficiencies reported above, our management believes that our consolidated financial statements included in this Report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented and that this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual Report.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

Item 9b.	Other Information

None

Item 9c.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

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Part III

Item 10.	Directors, Executive Officers and Corporate Governance

Executive Officers and Directors

The following table and text set forth the names and ages of all directors and executive officers as of the date of this Annual Report. There are no family relationships among our directors and executive officers. Each director is elected at our annual meeting of shareholders and holds office until the next annual meeting of shareholders, or until his successor is elected and qualified. Also provided herein are brief descriptions of the business experience of each director, executive officer and advisor during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws. None of our officers or directors is a party adverse to us or has a material interest adverse to us.

Name	Age	Role	Since

Xiqiao Liu	42	Chief Operating Officer and Director	2022

Sai (Sam) Wang	37	Chief Financial Officer and Director	2015*

Jennifer Zhan	34	Chief Executive Officer and Director	2021

Jin Liu	56	Director (Independent)	2020

Aamir Ali Quraishi	52	Director (Independent)	2022

Mike Zhao	58	Chair of the Board (Independent)	2022

Hu Li	48	Director (Independent)	2021

*	Mr. Sai (Sam) Wang has been our CFO since 2015 and director since 2016.

Xiqiao Liu, age 42, has over 10 years of experience in investment and asset management. Since July 2017 , Mr. Liu has been serving as the Deputy Director of the Board Office overseeing the financing and securities of the Company. From July 2015 to May 2017, Mr. Liu worked as a fund manager at Shanghai Shunjia Industry Co., Ltd., a private equity fund. Mr. Liu has a Bachelor of Arts Degree in Economics from Beijing Materials University specializing in stock options, and an MBA degree from Remin University of China..

Sai (Sam) Wang, age 36, became our Chief Financial Officer in February 2015 and Director since 2016. Mr. Wang has worked for Shineco, Inc. since 2011 where he served as Financial Controller until his appointment as our Chief Financial Officer. Mr. Wang has been the supervisory director of Shineco Zhisheng (Beijing) Bio-Technology Co., Ltd. since 2014. He serves as the General Manager of Qingdao Yinghuanhai International Logistics Co., Ltd. since 2012. Prior to joining Shineco, he worked for Citibank in Shenzhen from 2008 until 2011, where he served as Manager of Corporate Finance. Mr. Wang obtained a Masters in Commerce with a concentration in applied finance from The University of Queensland in 2010. In 2008, he received a bachelor’s degree in Accounting from Griffith University in Australia. Mr. Wang was chosen as a director because he has profound knowledge of our industry and he is experienced with our financial matters.

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Jennifer Zhan, age 33, was a founding partner of Tian ‘Ang capital Beijing Investment Management Co., Ltd., a private equity investment firm, since January 2018. Ms. Zhan was mainly responsible for the firm’ daily operation, team building, business expansion, and its private equity investment in the medical and health field. From December 2017 to December 2018, Ms. Zhan served as Vice President of CEB International, an investment company under China Everbright Bank. She was responsible for daily operation and management, established good cooperative relationships with top domestic and foreign investment banks such as Goldman Sachs, JPMorgan Chase, Guotai Junan, SDIC China Merchants, Sequoia Capital, and established venture capital funds in cooperation with Shandong Yantai and other local governments. From January 2015 to November 2017, Ms. Zhan was Deputy Director of Financial Law Division at Jingshi Law Firm, one of the top five law firms in China with 2,000 practicing lawyers. From January 2010 to December 2014, Ms. Zhan served as Chief Business Officer of Greater China at Japan Mitsubishi Japan Machinery Co., Ltd. Ms. Zhan obtained her bachelors’ degree in Business Administration from Beijing Foreign Studies University in 2010 and is studying in the executive MBA program at ESC PAU Pau Business School, France.

Jin Liu, age 55, has served as Executive Vice-President of China Science & Merchants Investment Management Group since 2014. Mr. Liu has served as an independent director of JLU Communication (Symbol: 300597) since 2017. Mr. Liu has the certificate of independent director of listed company issued by Shenzhen Stock Exchange and has experience in the design and transformation of corporate governance structure, capital restructuring and M&A. Mr. Liu received a Master Degree in economics from Dongbei University of Finance & Economics. Mr. Liu was appointed as a Director of the Company because he is an expert in risk control, information disclosure, financial management of domestic and foreign listed companies.

Aamir Ali Quraishi, age 52, has over 25 years of investment banking experience in Europe, Asia and the Middle East, having worked in both bulge bracket and mid cap institutions. Since April 2021, Mr. Quraishi has been serving as the Non-Executive Chairman of Bowen Fintech PLC, a London based special-purpose acquisition company. He started his career at PricewaterhouseCoopers and after achieving his Associate Chartered Accountant, moved on to work for a number of years in the M&A and Capital Markets divisions at Dresdner Kleinwort Wasserstein from 1996 to 2003 and then Libertas Capital Group Plc from 2003 to 2011. From 2014 to 2018, Mr. Quraishi served as a Managing Director of Teneo Capital LLC, a New York headquartered advisory and investment banking firm where he was responsible for the group’s Gulf Cooperation Council, Africa and Asia coverage. From 2018 to 2020, he served as a Board Director of a privately owned investment holdings company with equity interests in public and private companies across several geographies and industry sectors, including healthcare, mining, consumer and real estate. Mr. Quraishi has completed over USD 20 billion in transactions as of the date of this current report. He graduated with a bachelor’s degree in Economics from Cambridge University in the UK and remains a member of the Institute of Chartered Accountants in England and Wales.

Mike Zhao, age 56. Since April, 2018, Mr. Zhao has served as the Director of New York Hua Yang, Inc., a leading real estate company in New York. From July 2016 to March 2018, Mr. Zhao served as the Chief Executive Officer of TD Holdings, Inc. (NASDAQ stock ticker: GLG. Formerly known as China Commercial Credit Inc.). From September 2011 to July 2016, Mr. Zhao was appointed as the Chief Operating Officer and a director of New York Hua Yang, Inc. Mr. Zhao has more the 20 years of management experience in diverse corporations and financial service institutions, with a proven record of productivity, quality and integrity. Mr. Zhao obtained Master of Business Administration degree with the highest honor from University of Bridgeport in Connecticut in May 2003. Mr. Zhao received the Bachelor of Science degree from China Eastern Normal University in Shanghai, China in July 1985.

Hu Li, age 47, was the chief supervisor of Anhui Yihai Mining Equipment Co., Ltd., a public company in China NEEQ Market (Stock Symbol: 831451) since February 2018. From September 2015 to February 2018, Mr. Li served as the Vice General Manager of Shaanxi Huipu Financial Leasing Co., Ltd. He was responsible for daily operation and management and he carried out asset securitization and financial leasing business. From April 2006 to September 2015, Mr. Li was the manager of international department and board secretary of Bodisen Biotech Inc., an Amex listed company then. He was responsible for the company’s financing and investor relations. From July 2000 to March 2006, Mr. Li served as international trading manager of at Yuan Dong Trading Co., Ltd. From September 1995 to June 2000, Mr. Li worked as a bank clerk under the International Department in China Construction Bank, Xi’an Branch. Mr. Li obtained his master’s degree in Business Administration from Xi’an Technology University in 2008 and bachelor’s degree from Xi’an Fanyi University in 1996.

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Identification of Significant Employees

We do not have employees who are not executive officers, but who are expected to make significant contributions to our business.

Involvement in Certain Legal Proceedings

To the best of the Company’s knowledge, none of the following events occurred during the past ten years that are material to an evaluation of the ability or integrity of any of our executive officers, directors or promoters:

(1) A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

(i) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) Engaging in any type of business practice; or

(iii) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(4) Subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) above, or to be associated with persons engaged in any such activity;

(5) Found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6) Found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7) Subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(i) Any Federal or State securities or commodities law or regulation; or

(ii) Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

(iii) Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) Subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

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Promoters and Certain Control Persons

None of our management or other control persons were “promoters” (within the meaning of Rule 405 under the Securities Act), and none of such persons took the initiative in the formation of our business or received any of our debt or equity securities or any of the proceeds from the sale of such securities in exchange for the contribution of property or services, during the last five years .

Board of Directors and Board Committees

Our board of directors currently consists of seven directors, four of whom — Jin Liu, Aamir Ali Quraishi, Hu Li, and Mike Zhao — are independent, as such term is defined by The NASDAQ Capital Market.

Mr. Mike Zhao currently holds the position of Chairman of the Board.

As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

We have established three standing committees under the board: the audit committee, the compensation committee and the nominating committee. Each committee has three members, and each member is independent, as such term is defined by The Nasdaq Capital Market. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

The members of the audit committee, the compensation committee and the nominating committee are set forth below. All such members qualify as independent under the rules of The Nasdaq Capital Market.

Director	Audit Committee	Compensation Committee	Nominating Committee
Jin Liu	(1)(2)(3)	(1)

Aamir Ali Quraishi	(1)		(1)(2)

Hu Li	(1)	(1)

(1)	Committee member

(2)	Committee chair

(3)	Our board has determined that we have at least one “audit committee financial expert,” as defined by the rules and regulations of the SEC and that is Jin Liu.

Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act, as amended, requires our directors and certain of our officers, as well as persons who own more than 10% of a registered class of our equity securities (“Reporting Persons”), to file reports with the SEC. To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that no other reports were required, all Section 16(a) filing requirements applicable to officers, directors and greater than ten percent shareholders were complied with during the fiscal year ended June  30, 2022.

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Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We will provide a copy of our code of ethics to any person who requests a copy in writing to the Secretary of the Company, including the e-mail address or facsimile number of the requesting party. Any written requests should be mailed to us at Shineco, Inc., Room 3310, North Tower, Zhengda Center, No. 20,Jinhe East Road, Chaoyang District, Beijing, People’s Republic of China 100020.

Item 11.	Executive Compensation

The following table shows the annual compensation paid by us for the years ended June 30, 2022 and 2021 to Ms. Jennifer Zhan and Mr. Sai (Sam) Wang, our principal executive officers. We are required to include the compensation of our CEO, regardless of his compensation.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary (1) ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Other Compensation ($)	Total ($)
Jennifer Zhan(CEO)	2021	0					0
Jennifer Zhan(CEO)	2022	60,000					60,000
Sai (Sam) Wang(CFO)	2021	96,000					96,000
Sai (Sam) Wang(CFO)	2022	96,000					96,000

(1)	Salaries were paid in RMB.

Employment Agreements

Generally

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us. At this time, we have no employment agreements with any of our executive officers.

Outstanding Equity Awards

There was no equity awards granted to our officers or directors in the year ended June 30, 2022.

Retirement Plans

We currently have no plans that provide for the payment of retirement benefits, or benefits that will be paid primarily following retirement, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans, tax-qualified defined contribution plans and nonqualified defined contribution plans.

Potential Payments upon Termination or Change-in-Control

We currently have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to a named executive officer at, following, or in connection with any termination, including without limitation resignation, severance, retirement or a constructive termination of a named executive officer, or a change in control of the Company or a change in the named executive officer’s responsibilities, with respect to each named executive officer.

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Director Compensation

During the year ended June 30, 2022, we paid our independent directors an annual cash retainer of $10,000. In the future, we may also provide stock, option or other equity-based incentives to our directors for their service. We also reimbursed our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

The following table reflects all compensation awarded to, earned by or paid to our directors for the fiscal year ended June 30, 2022. Directors who are also officers do not receive any additional compensation for their services as directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Options Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($) (1)
Xiqiao Liu	10,000	—	—	—	—	—	10,000
Sai (Sam) Wang	10,000	—	—	—	—	—	10,000
Jennifer Zhan	10,000	—	—	—	—	—	10,000
Jin Liu	10,000	—	—	—	—	—	10,000
Yanzeng An	10,000	—	—	—	—	—	10,000
Hu Li	10,000	—	—	—	—	—	10,000
Mike Zhao	10,000	—	—	—	—	—	10,000

(1)	The compensation was paid in RMB and US$. The amounts in the foregoing table have been converted into U.S. Dollar at the conversion rate at 1 RMB to 0.1466 USD.
(2)	On July 14, 2021, Ms. Mingye Wang and Mr. Lei Gao were removed from the Company’s Board.
(3)	On September 2, 2021, Mr. Edelson resigned from the Company’s Board.

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information, as of September 27, 2022, regarding the beneficial ownership of our common stock by any person known to us to be the beneficial owner of more than 5% of the outstanding common stock, by directors and certain executive officers, and by all of our directors and executive officers as a group. Unless otherwise noted, our officers and directors utilize the following address for correspondence purposes: Shineco, Inc., Room 3310, North Tower, Zhengda Center, No. 20,Jinhe East Road, Chaoyang District, Beijing, People’s Republic of China 100020.

Name and Address(1)	Title of Class	Amount and Nature of Beneficial Ownership	Percent (%) of Class(2)
Xiqiao Liu	common	43,000	0.25%
Sai (Sam) Wang	common	83,294	0.49%
Jennifer Zhan	common	43,000	0.25%
Jin Liu	common	0
Yanzeng An	common	0
Mike Zhao	common	0
Hu Li	common	0

All Officers and Directors as a Group (7 total)	common	169,294	0.99%

5% Shareholders Not Mentioned Above :
Li Chang	common	1,082,250	6.60%
Shanchun Huang	common	2,489,277	15.18%

(1)	Unless otherwise noted, the address for each of the named beneficial owners is: c/o Shineco, Inc., Room 3310, North Tower, Zhengda Center, No. 20,Jinhe East Road, Chaoyang District, Beijing, People’s Republic of China 100020.

(2)	The number and percentage of outstanding shares of common stock is based upon 16,397,356 shares outstanding as of September 27, 2022.

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Item 13.	Certain Relationships and Related Transactions, and director independence

Our audit committee is responsible for reviewing and approving all related party transactions that are required to be disclosed under the applicable rules of the SEC and NASDAQ, when appropriate, and authorizing or ratifying all such transactions in accordance with written policies and procedures established by our board of directors from time to time. The audit committee may approve or ratify related party transaction only if it determines in good faith that under all the circumstances, the transaction is fair to us.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

We have a policy under which we are prohibited from making or renewing any personal loan to our executive officers or directors in accordance with Section 13(k) of the Exchange Act. The related party transactions with YuYing Zhang, our Chairman of the Board, described in this section occurred prior to adoption of this policy, and as such, these transactions were not subject to such prohibition. As of date of this Report, all outstanding amounts due from any loans to executive officers or directors have been collected in full.

TRANSACTIONS

Members of the current management team are the owners of the VIEs in the PRC (For additional details regarding the structure and ownership of the VIEs, please refer to Item 1 “Business”).

DUE FROM RELATED PARTIES

The Company had previously made temporary advances to certain shareholders (listed below) of the Company and to other entities that are either owned by family members of those shareholders or to other entities that the Company has investments in. Those advances are due on demand, non-interest bearing

As of June 30, 2022, the outstanding amounts due from related parties consist of the following:

June 30, 2022

Zhao Min	$1,410
Shanghai Gaojing Private Fund Management	429,998
Zhongjian Yijia Health Technology (Qingdao) Co., Ltd.	1,719,568
Zhongjian (Qingdao) International Logistics Development Co., Ltd.	4,644,011
Total due from related parties	$6,794,987

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DUE TO RELATED PARTIES

As of June 30, 2022, the Company had related party payables of US$ 2,798,800, mainly due to the principal shareholders or certain relatives of the shareholders of the Company who lend funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

June 30, 2022

Wu Yang (1)	$95,630
Wang Sai (2)	96,081
Zhou Shunfang (3)	2,044,561
Zhao Min (4)	562,528
Total due to related parties	$2,798,800

(1)	Wu Yang is the wife of Yin Weixing, one of our Directors.

(2)	Wang Sai is our Chief Financial Officer and Director. The Company paid to Wang Sai $96,081 for the related party payables in the year ended June 30, 2022.

(3)	Zhou Shunfang is the wife of Li Baolin,one of our Directors

(4)	Zhao Min is the wife of Yuying Zhang, the former Chief Executive Officer and Chairman of the Board.

SALES TO RELATED PARTIES

For the years ended June 30, 2022 and 2021, no sales to related parties or balance of accounts receivables were from continuing operations. The Company recorded sales to Shaanxi Pharmaceutical Group from the discontinued operations, a related party (see Note 11), of US$ nil and US$1,892,410 for the years ended June 30, 2022 and 2021, respectively. As of June 30, 2022 and 2021, the balance of accounts receivable due from Shaanxi Pharmaceutical Group from discontinued operations was US$ nil and US$551,237, respectively.

Item 14.	Principal Accounting Fees and Services

The following table shows the fees that were billed for audit and other services provided by Assentsure PAC and Centurion ZD CPA, our independent accountants, for the fiscal year ended June 30, 2022 and 2021, respectively:

	Fiscal Year Ended June 30,
	2022	2021
Audit Fees(1)	$200,000	$195,000
Audit-related Fees(2)	8,900	-
Total	$208,900	$195,000

(1)	Audit Fees –This category includes the audit of our annual financial statements, review of financial statements included in our Quarterly Reports on Form 10-Q, and services that are normally provided by independent auditors in connection with statutory and regulatory filings or the engagement for fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.

(2)	Audit-Related Fees – This category consists of assurance and related services by our independent auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The services for the fees disclosed under this category include consultation regarding our correspondence with the SEC.

(3)	Tax Fees – This category consists of professional services rendered by our independent auditors for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

(4)	All Other Fees –This category consists of fees for other miscellaneous items such as travel and out-of-pocket expenses.

Pre-Approval Policies and Procedures of the Audit Committee

Our Audit Committee approves the engagement of our independent auditors and is also required to pre-approve all audit and non-audit expenses. Prior to engaging its accountants to perform particular services, our Audit Committee obtains an estimate for the service to be performed. All of the services described above were approved by the Audit Committee in accordance with its procedure.

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Part IV

Item 15.	Exhibits and Financial Statement Schedules

EXHIBIT INDEX

The following documents are filed herewith:

Number	Exhibit
3.1	Certificate of Incorporation of Shineco, Inc. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

3.2	Amended and Restated Bylaws of Shineco, Inc.(Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

4.1	Specimen Common Stock Share Certificate (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on January 27, 2016 (Registration No. 333-202803))

4.2	2016 Share Incentive Plan (Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC September 28, 2016)

4.3	2022 Equity Incentive Plan (Incorporated by reference herein to Exhibit 4.1 filed with Form S-8 filed with the SEC on July 29, 2022.)

10.1	Exclusive Business Cooperation Agreement between Beijing Tenet-Jove Technological Development Co., Ltd. and Shineco Zhisheng (Beijing) Bio-Technology Co., Ltd. dated February 24, 2014. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.2	Timely Reporting Agreement between Shineco Inc. and Shineco Zhisheng (Beijing) Bio-Technology Co., Ltd. dated July 3, 2014. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.3	Equity Interest Pledge Agreement among Beijing Tenet Jove Technological Development Co., Ltd., Wang Qiwei, Wang Sai, Yin Weixing, Liu Yu, Zhou Qi, Yang Chunhong, and Shineco Zhisheng (Beijing) Bio-Technology Co., Ltd. dated February 24, 2014. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.4	Exclusive Option Agreement among Beijing Tenet Jove Technological Development Co., Ltd., Wang Qiwei, Wang Sai, Yin Weixing, Liu Yu, Zhou Qi, Yang Chunhong (Shareholders from Shineco Zhisheng (Beijing) Bio-Technology Co., Ltd.), and Shineco Zhisheng (Beijing) Bio-Technology Co., Ltd. dated February 24, 2014. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.5	Power of Attorney by and between Yang Chunhong and Beijing Tenet Jove Technological Development Co., Ltd. regarding shareholding of Shineco Zhisheng (Beijing) Bio-Technology Co., Ltd. dated February 24, 2014. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.6	Power of Attorney by and between Yin Weixing and Beijing Tenet Jove Technological Development Co., Ltd. regarding shareholding of Shineco Zhisheng (Beijing) Bio-Technology Co., Ltd. dated February 24, 2014. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.7	Power of Attorney by and between Liu Yu and Beijing Tenet Jove Technological Development Co., Ltd. regarding shareholding of Shineco Zhisheng (Beijing) Bio-Technology Co., Ltd. dated February 24, 2014. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.8	Power of Attorney by and between Wang Qiwei and Beijing Tenet Jove Technological Development Co., Ltd. regarding shareholding of Shineco Zhisheng (Beijing) Bio-Technology Co., Ltd. dated February 24, 2014. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.9	Power of Attorney by and between Wang Sai and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Shineco Zhisheng (Beijing) Bio-Technology Co., Ltd. dated February 24, 2014. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

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10.10	Power of Attorney by and between Zhou Qi and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Shineco Zhisheng (Beijing) Bio-Technology Co., Ltd. dated February 24, 2014. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.11	Exclusive Business Cooperation Agreement between Beijing Tenet-Jove Technological Development Co., Ltd. and Yantai Zhisheng International Freight Forwarding Co., Ltd. dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.12	Timely Reporting Agreement between Shineco Inc. and Yantai Zhisheng International Freight Forwarding Co., Ltd. dated July 3, 2014. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.13	Equity Interest Pledge Agreement among Beijing Tenet-Jove Technological Development Co., Ltd., Wang Qiwei, Wang Sai, Yin Weixing, Zhang Weisheng, Zhou Qi, Yang Chunhong, and Yantai Zhisheng International Freight Forwarding Co., Ltd. dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.14	Exclusive Option Agreement among Beijing Tenet-Jove Technological Development Co., Ltd., Wang Qiwei, Wang Sai, Yin Weixing, Zhang Weisheng, Zhou Qi, Yang Chunhong, and Yantai Zhisheng International Freight Forwarding Co., Ltd. dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.15	Power of Attorney by and between Zhou Qi and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Yantai Zhisheng International Freight Forwarding Co., Ltd. dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.16	Power of Attorney by and between Zhang Weisheng and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Yantai Zhisheng International Freight Forwarding Co., Ltd. dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.17	Power of Attorney by and between Yang Chunhong and Beijing Tenet Jove Technological Development Co., Ltd. regarding shareholding of Yantai Zhisheng International Freight Forwarding Co., Ltd. dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.18	Power of Attorney by and between Wang Qiwei and Beijing Tenet Jove Technological Development Co., Ltd. regarding shareholding of Yantai Zhisheng International Freight Forwarding Co., Ltd. dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.19	Power of Attorney by and between Wang Sai and Beijing Tenet Jove Technological Development Co., Ltd. regarding shareholding of Yantai Zhisheng International Freight Forwarding Co., Ltd. dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.20	Power of Attorney by and between Yin Weixing and Beijing Tenet Jove Technological Development Co., Ltd. regarding shareholding of Yantai Zhisheng International Freight Forwarding Co., Ltd. dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.21	Exclusive Business Cooperation Agreement between Beijing Tenet Jove Technological Development Co., Ltd. and Yantai Zhisheng International Trade Co., Ltd. dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.22	Timely Reporting Agreement between Shineco Inc. and Yantai Zhisheng International Trade Co., Ltd. dated July 3, 2014. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.23	Equity Interest Pledge Agreement among Beijing Tenet Jove Technological Development Co., Ltd., Wang Qiwei, Wang Sai, Yin Weixing, Zhang Weisheng, Zhou Qi, Yang Chunhong, and Yantai Zhisheng International Trade Co., Ltd. dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.24	Exclusive Option Agreement among Beijing Tenet Jove Technological Development Co., Ltd., Wang Qiwei, Wang Sai, Yin Weixing, Zhang Weisheng, Zhou Qi, Yang Chunhong, and Yantai Zhisheng International Trade Co., Ltd. dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

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10.25	Power of Attorney by and between Zhang Weisheng and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Yantai Zhisheng International Trade Co., Ltd. dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.26	Power of Attorney by and between Zhou Qi and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Yantai Zhisheng International Trade Co., Ltd. dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.27	Power of Attorney by and between Wang Qiwei and Beijing Tenet Jove Technological Development Co., Ltd. regarding shareholding of Yantai Zhisheng International Trade Co., Ltd. dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.28	Power of Attorney by and between Yin Weixing and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Yantai Zhisheng International Trade Co., Ltd. dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.29	Power of Attorney by and between Wang Sai and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Yantai Zhisheng International Trade Co., Ltd. dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.30	Power of Attorney by and between Yang Chunhong and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Yantai Zhisheng International Trade Co., Ltd. dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.31	Exclusive Business Cooperation Agreement between Beijing Tenet-Jove Technological Development Co., Ltd. and Qingdao Zhihesheng Agricultural Produce Services, Co., Ltd. dated May 24, 2012. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.32	Timely Reporting Agreement between Shineco Inc. and Qingdao Zhihesheng Agricultural Produce Services, Co., Ltd. dated July 3, 2014. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.33	Equity Interest Pledge Agreement among Beijing Tenet-Jove Technological Development Co., Ltd., Wang Qiwei, Wang Sai, Yin Weixing, Zhang Weisheng, Zhou Qi, Yang Chunhong, and Qingdao Zhihesheng Agricultural Produce Services, Co., Ltd. dated May 24, 2012. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.34	Exclusive Option Agreement among Beijing Tenet-Jove Technological Development Co., Ltd., Wang Qiwei, Wang Sai, Yin Weixing, Zhang Weisheng, Zhou Qi, Yang Chunhong, and Qingdao Zhihesheng Agricultural Produce Services, Co., Ltd. dated May 24, 2012. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.35	Power of Attorney by and between Wang Sai and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Qingdao Zhihesheng Agricultural Produce Services Co., Ltd. dated May 24, 2012. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.36	Power of Attorney by and between Wang Qiwei and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Qingdao Zhihesheng Agricultural Produce Services Co., Ltd. dated May 24, 2012. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.37	Power of Attorney by and between Yin Weixing and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Qingdao Zhihesheng Agricultural Produce Services, Co., Ltd. dated May 24, 2012. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.38	Power of Attorney by and between Zhang Weisheng and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Qingdao Zhihesheng Agricultural Produce Services, Co., Ltd. dated May 24, 2012. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.39	Power of Attorney by and between Zhou Qi and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Qingdao Zhihesheng Agricultural Produce Services, Co., Ltd. dated May 24, 2012. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.40	Power of Attorney by and between Yang Chunhong and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Qingdao Zhihesheng Agricultural Produce Services, Co., Ltd. dated May 24, 2012. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

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10.41	Exclusive Business Cooperation Agreement between Beijing Tenet-Jove Technological Development Co., Ltd. and Yantai Mouping District Zhisheng Agricultural Produce Cooperative dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.42	Timely Reporting Agreement between Shineco Inc. and Yantai Mouping District Zhisheng Agricultural Produce Cooperative dated July 3, 2014. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.43	Guarantee Agreement among Beijing Tenet-Jove Technological Development Co., Ltd., Wang Qiwei, and Yantai Mouping District Zhisheng Agricultural Produce Cooperative dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.44	Power of Attorney by and between Zhang Weisheng and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Yantai Mouping District Zhisheng Agricultural Produce Cooperative dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.45	Power of Attorney by and between Yin Weixing and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Yantai Mouping District Zhisheng Agricultural Produce Cooperative dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.46	Power of Attorney by and between Wang Sai and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Yantai Mouping District Zhisheng Agricultural Produce Cooperative dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.47	Power of Attorney by and between Wang Qiwei and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Yantai Mouping District Zhisheng Agricultural Produce Cooperative dated June 16, 2011. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.48	Exclusive Business Cooperation Agreement between Beijing Tenet-Jove Technological Development Co., Ltd. and Ankang Longevity Pharmaceutical (Group) Co., Ltd. dated December 31, 2008. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.49	Timely Reporting Agreement between Shineco Inc. and Ankang Longevity Pharmaceutical (Group) Co., Ltd. dated July 3, 2014. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.50	Equity Interest Pledge Agreement among Beijing Tenet-Jove Technological Development Co., Ltd., Chen Jiping, Chen Xiaoyan, and Ankang Longevity Pharmaceutical (Group) Co., Ltd. dated December 31, 2008. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.51	Exclusive Option Agreement among Beijing Tenet-Jove Technological Development Co., Ltd., Chen Jiping, Chen Xiaoyan, and Ankang Longevity Pharmaceutical (Group) Co., Ltd. dated December 31, 2008. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.52	Power of Attorney by and between Chen Xiaoyan and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Ankang Longevity Pharmaceutical (Group) Co., Ltd. dated December 31, 2008. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.53	Power of Attorney by and between Chen Jiping and Beijing Tenet-Jove Technological Development Co., Ltd. regarding shareholding of Ankang Longevity Pharmaceutical (Group) Co., Ltd. dated December 31, 2008. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.54	Summary translation of Cooperation Agreement between Shaanxi Pharmacy Sunsimiao Drugstore Chain Co., Ltd. and Ankang Longevity Pharmaceutical (Group) Co., Ltd. dated September 27, 2012. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

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10.55	Summary translation of Cooperation Agreement between Shaanxi Pharmacy Holding Group Xi’an Pharmaceutical Co., Ltd. and Ankang Longevity Pharmaceutical (Group) Co., Ltd. dated September 27, 2012. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.56	Summary translation of Loan Contract between Beijing Tenet-Jove Technological Development Co., Ltd. and Beijing Rural Commercial Bank Co., Ltd. Tiantongyuan Branch dated December 31, 2009. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.57	Summary translation of Project Shares Purchase Contract among Yantai Zhisheng International Freight Forwarding Co., Ltd., Yantai Mouping District Zhisheng Agricultural Produce Cooperative and Zhejiang Zhen’Ai Network Warehousing Services Co., Ltd. dated October 21, 2013. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.58	Summary translation of Contractual Management/Operation Agreement between Ankang Longevity Pharmaceutical Group Chain Co., Ltd. and Qiu Haiyin dated March 1, 2013. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.59	Summary translation of Supplementary Agreement between Ankang Longevity Pharmaceutical Group Chain Co., Ltd. and Qiu Haiyin dated February 28, 2014. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on July 1, 2015 (Registration No. 333-202803))

10.60	Form of Independent Director Engagement Letter (Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC September 28, 2016)

10.61	2016 Share Incentive Plan (included in Exhibit 4.2) (Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC September 28, 2016)

10.62	Translated Definitive Share Exchange and Acquisition Agreement between Xinjiang Taihe and Western Xinjiang Tiansheng Agricultural Development Co., Ltd., dated December 6, 2017 (Incorporated by reference to the Company’s Form 8-K filed with the SEC on December 11, 2017)

10.63	Common Stock Purchase Agreement between the Company and IFG Opportunity Fund LLC, dated January 23, 2018 (Incorporated by reference to the Company’s Form 8-K filed with the SEC on January 26, 2018)

10.64	Registration Rights Agreement between the Company and IFG Opportunity Fund LLC, dated January 23, 2018 (Incorporated by reference to the Company’s Form 8-K filed with the SEC on January 26, 2018)

10.65	Termination Agreement between the Company and IFG Opportunity Fund LLC, dated July 3, 2018 (Incorporated by reference to the Company’s Form 8-K filed with the SEC on July 5, 2018)

10.66	Form of Securities Purchase Agreement among the Company and selected investors, dated September 27, 2018 (Incorporated by reference to the Company’s Form 8-K filed with the SEC on September 28, 2018)

10.67	Form of Securities Purchase Agreement dated December 10, 2020 (Incorporated by reference to the Company’s Form 8-K filed with the SEC on December 15, 2020)

10.68	Form of Stock Purchase Agreement by and between the Company and the Purchasers dated April 14, 2021 (Incorporated by reference to the Company’s Form 8-K filed with the SEC on April 1, 2021)

10.69	Employment Agreement dated May 6, 2021 by and between Shineco, Inc. and Ou Yang (Incorporated by reference to the Company’s Form 8-K filed with the SEC on May 7, 2021)

10.70	English translation of the Restructuring Agreement, dated June 8, 2021, by and among the Company, Tenet-Jove, Ankang Longevity, the Ankang Shareholders, Guangyuan, and the Guangyuan Shareholders

10.71	Exclusive Business Cooperation Agreement, dated June 8, 2021, by and between Tenet-Jove and Guangyuan (Incorporated by reference to the Company’s Form 8-K filed with the SEC on June 11, 2021)

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10.72	Equity Interest Pledge Agreement, dated June 8, 2021, by and among Tenet-Jove, Guangyuan, and the Guangyuan Shareholder (Baolin Li) (Incorporated by reference to the Company’s Form 8-K filed with the SEC on June 11, 2021)

10.73	Equity Interest Pledge Agreement, dated June 8, 2021, by and among Tenet-Jove, Guangyuan, and the Guangyuan Shareholder (Yufeng Zhang) (Incorporated by reference to the Company’s Form 8-K filed with the SEC on June 11, 2021)

10.74	Exclusive Option Agreement, dated June 8, 2021, by and among Tenet-Jove, Guangyuan, and the Guangyuan Shareholder (Baolin Li) (Incorporated by reference to the Company’s Form 8-K filed with the SEC on June 11, 2021)

10.75	Exclusive Option Agreement, dated June 8, 2021, by and among Tenet-Jove, Guangyuan, and the Guangyuan Shareholder (Yufeng Zhang) (Incorporated by reference to the Company’s Form 8-K filed with the SEC on June 11, 2021)

10.76	Power of Attorney, dated June 8, 2021, by and between the Guangyuan Shareholder (Baolin Li) and Tenet-Jove (Incorporated by reference to the Company’s Form 8-K filed with the SEC on June 11, 2021)

10.77	Power of Attorney, dated June 8, 2021, by and between the Guangyuan Shareholder (Yufeng Zhang) and Tenet-Jove (Incorporated by reference to the Company’s Form 8-K filed with the SEC on June 11, 2021)

10.78	English translation of the Termination Agreement, dated June 8, 2021, by and among Tenet-Jove, Ankang Longevity, and the Ankang Shareholders (Incorporated by reference to the Company’s Form 8-K filed with the SEC on June 11, 2021)

10.79	Director Offer Letter dated July 14, 2021 by and between Shineco, Inc. and Jennifer Zhan (Incorporated by reference to the Company’s Form 8-K filed with the SEC on July 15, 2021)

10.80	Director Offer Letter dated July 14, 2021 by and between Shineco, Inc. and Mike Zhao (Incorporated by reference to the Company’s Form 8-K filed with the SEC on July 15, 2021)

10.81	Employment Agreement dated July 15, 2021 by and between Shineco, Inc. and Jennifer Zhan (Incorporated by reference to the Company’s Form 8-K filed with the SEC on July 16, 2021)

10.82	Convertible Promissory Note dated June 16, 2021 (Incorporated by reference to the Company’s Form 8-K filed with the SEC on July 21, 2021)

10.83	Convertible Promissory Note #1 dated July 16, 2021 (Incorporated by reference to the Company’s Form 8-K filed with the SEC on July 21, 2021)

10.84	Convertible Promissory Note #2 dated July 16, 2021 (Incorporated by reference to the Company’s Form 8-K filed with the SEC on July 21, 2021)

10.85	Securities Purchase Agreement between Shineco, Inc. and Streeterville Capital, LLC dated June 16, 2021 (Incorporated by reference to the Company’s Form 8-K filed with the SEC on July 21, 2021)

10.86	Securities Purchase Agreement between Shineco, Inc. and Streeterville Capital, LLC dated July 16, 2021 (Incorporated by reference to the Company’s Form 8-K filed with the SEC on July 21, 2021)

10.87	Convertible Promissory Note dated August 19, 2021 (Incorporated by reference to the Company’s Form 8-K filed with the SEC on August 23, 2021)

10.88	Securities Purchase Agreement between Shineco, Inc., and Streeterville Capital, LLC dated August 19, 2021 (Incorporated by reference to the Company’s Form 8-K filed with the SEC on August 23, 2021)

10.89	Offer Letter dated September 2, 2021, by and between Shineco, Inc., and Mr. Hu Li (Incorporated by reference to the Company’s Form 8-K filed with the SEC on September 9, 2021)

10.90	Securities Purchase Agreement between Shineco, Inc., and GHS Investments, LLC, dated December 6, 2021 (Incorporated by reference to the Company’s Form 8-K filed with the SEC on December 6, 2021)

10.91	Form of Share Transfer Agreements by and between Shineco, Inc., and Beijing Qing Chuang Technology Incubator Co., Ltd., Hangzhou Sheng Dou Shi Bio Technology Co., Ltd. and Peng He, respectively, dated January 18, 2022 (Incorporated by reference to the Company’s Form 8-K filed with the SEC on January 19, 2022)

10.92	Form of Securities Purchase Agreement between Shineco, Inc., and Jing Wang dated as of April 11, 2022 (Incorporated by reference to the Company’s Form 8-K filed with the SEC on April 14, 2022)

10.93	Form of Stock Purchase Agreement by and between Shineco, Inc., and the Purchasers dated as of June 13, 2022 (Incorporated by reference to the Company’s Form 8-K filed with the SEC on June 17, 2022)

10.94	2022 Equity Incentive Plan (Incorporated by reference to the Company’s Form 8-K filed with the SEC on July 25, 2022)

10.95	Form of Stock Purchase Agreement by and between Shineco, Inc., and the Investors dated as of August 11, 2022 (Incorporated by reference to the Company’s Form 8-K filed with the SEC on August 17, 2022)

10.96	Director Offer Letter dated August 17, 2022, by and between Shineco, Inc., and Aamir Ali Quraishi (Incorporated by reference to the Company’s Form 8-K filed with the SEC on August 18, 2022)

14.1	Code of Ethics of the Company. (Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC September 28, 2016)

21.1**	List of subsidiaries of the Company.

23.1	Consent of Centurion ZD CPA & Co., former Independent Registered Public Accounting Firm

23.2	Consent of Assentsure PAC, current Independent Registered Public Accounting Firm

31.1	Certification of CEO pursuant to Rule 13a-14 under the Securities Exchange Act of 1934.

31.2	Certification of CFO pursuant to Rule 13a-14 under the Securities Exchange Act of 1934.

32.1**	Certifications of CEO pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2**	Certifications of CFO pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**

The certifications attached as Exhibits 32.1 and 32.2 accompany this annual report on Form 10-K pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed “filed” by the Registrant for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

ITEM 16. FORM 10-K SUMMARY.

Not applicable.

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